  As filed with the Securities and Exchange Commission on September 12, 1994
                                                       Registration No. 33-54981
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           ------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             EAGLE FINANCIAL CORP.
            (Exact name of registrant as specified in its charter)

         Delaware                     6712                     06-1194047
 (State of Incorporation) (Primary Standard Industrial      (I.R.S. Employer
                           Classification Code Number)   Identification Number)
                           ------------------------
                                222 Main Street
                          Bristol, Connecticut  06010
                                 (203) 589-4600
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           ------------------------
                                  Mark J. Blum
                   Vice President and Chief Financial Officer
                             Eagle Financial Corp.
                                222 Main Street
                          Bristol, Connecticut  06010
                                 (203) 589-4600
           (Name, address, including zip code, and telephone number,
            including area code, of registrant's agent for service)
                           ------------------------
                          Copies of communications to:

      Charles E. Allen, Esq.                     Mitchell Kleinman, Esq.
       Stuart G. Stein, Esq.                          Brown & Wood
      Hogan & Hartson L.L.P.                     One World Trade Center
    555 Thirteenth Street, N.W.                   New York, NY  10048
     Washington, D.C.  20004                         (212) 839-5300
          (202) 637-5600
                           ------------------------
        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

          If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                             Eagle Financial Corp.
        Cross-Reference Sheet Pursuant to Item 501(b) of Regulation S-K

Item Numbers and Form S-2 Caption                         Location in Prospectus
- ---------------------------------                         ----------------------
 1.  Forepart of Registration Statement and Outside
       Front Cover Page of Prospectus...............  Forepart of Registration Statement
                                                      and Outside Front Cover Page

 2.  Inside Front and Outside Back Cover Pages
       of Prospectus................................  Inside Front and Outside Back
                                                      Cover Pages

 3.  Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges...........  The Company; Selected Financial
                                                      and Other Data; Certain Considerations

 4.  Use of Proceeds................................  Use of Proceeds

 5.  Determination of Offering Price................  Underwriting

 6.  Dilution.......................................  Not applicable

 7.  Selling Security Holders.......................  Not applicable

 8.  Plan of Distribution...........................  Underwriting

 9.  Description of Securities to be Registered.....  Description of Capital Stock

10.  Interests of Named Experts and Counsel.........  Not applicable

11.  Information With Respect to the Registrant.....  The Company; Certain
                                                      Considerations; Market Prices and
                                                      Dividends; Capitalization; Selected
                                                      Financial and Other Data;
                                                      Management's Discussion and
                                                      Analysis of Financial Condition and
                                                      Results of Operations; Description of
                                                      Capital Stock; Consolidated Financial
                                                      Statements; Available Information;
                                                      Incorporation of Certain Documents by
                                                      Reference

12.  Incorporation of Certain Documents by
       Reference....................................  Incorporation of Certain Documents by
                                                      Reference

13.  Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities..................................  Not applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED SEPTEMBER 12, 1994

PROSPECTUS

                                 800,000 SHARES

     [LOGO OF                 EAGLE FINANCIAL CORP.
 EAGLE FINANCIAL CORP.
   APPEARS HERE]                  COMMON STOCK


  All 800,000 shares of common stock, par value $.01 per share ("Common Stock") offered hereby (the "Offering") are being sold by Eagle Financial Corp. ("Eagle" or the "Company"), the holding company of Eagle Federal Savings Bank. On September 9, 1994, the closing price of the Common Stock on the American Stock Exchange ("AMEX") was $21 5/8 per share. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "EGFC" commencing September 13, 1994.


  SEE "CERTAIN CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                             PRICE TO UNDERWRITING  PROCEEDS TO
                                              PUBLIC  DISCOUNT(1)  COMPANY(2)(3)
- --------------------------------------------------------------------------------
Per Share..................................    $          $            $
- --------------------------------------------------------------------------------
Total......................................   $          $             $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify Keefe, Bruyette & Woods, Inc. (the "Underwriter") against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See
    "Underwriting."

(2) Before deducting estimated expenses of $300,000 relating to the Offering payable by the Company. See "Use of Proceeds."

(3) The Company has granted the Underwriter a 30-day option to purchase up to an additional 120,000 shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $   , $    and $   ,
    respectively. See "Underwriting."

                                  ------------

  The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for shares of Common Stock will be made in New York, New York on or about September , 1994.

                                  ------------

                         KEEFE, BRUYETTE & WOODS, INC.

                                  ------------

                THE DATE OF THIS PROSPECTUS IS SEPTEMBER  , 1994

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                               ----------------

                             AVAILABLE INFORMATION


  Eagle is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Avenue, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.


  Eagle has filed with the Commission in Washington, D.C. a registration statement on Form S-2 (together with all amendments thereto, the "Registration Statement") under the Securities Act with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in or incorporated by reference as exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to Eagle and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed or incorporated by reference as a part thereof. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. All of these documents may be inspected without charge at the offices of the Commission as described above, and copies may be obtained therefrom at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


  The following documents filed by Eagle with the Commission pursuant to the Exchange Act are incorporated by reference herein: Annual Report on Form 10-K for the fiscal year ended September 30, 1993, (including Amendment No. 1 thereto, as filed with the Commission on July 12, 1994) Quarterly Reports on Form 10-Q for the quarters ended December 31, 1993, March 31, 1994 (including Amendment No. 1 thereto, as filed with the Commission on September 9, 1994) and June 30, 1994 (including Amendment No. 1 thereto, as filed with the Commission on September 12, 1994); and Current Reports on Form 8-K, as filed on November 12, 1993 and June 24, 1994 (including Amendment No. 1 thereto, as filed with the commission on August 11, 1994).

  All other reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, since the end of the fiscal year covered by the Annual Report referred to above and prior to the date of this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and to be a part thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


  Eagle will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated herein by reference, other than exhibits to such documents. Written requests for such copies should be addressed to Irene K. Hricko, Vice President and Corporate Secretary, Eagle Financial Corp., 222 Main Street, Bristol, Connecticut, 06010. Telephone requests may be directed to Ms. Hricko at (203) 489-0441.

                             EAGLE FINANCIAL CORP.


                                     [MAP]

                                  THE COMPANY


  GENERAL--Eagle is the holding company of Eagle Federal Savings Bank ("Eagle Federal" or the "Bank"). Eagle was organized as the holding company of First Federal Savings and Loan Association of Torrington, Connecticut ("Torrington") upon its conversion to a stock company in 1987. In 1988, BFS Bancorp, Inc., the holding company of Bristol Federal Savings Bank, Bristol, Connecticut ("Bristol"), merged into Eagle in a combination structured as a merger of equals and accounted for as a pooling-of-interests. Bristol had converted to a stock company in 1987. Torrington and Bristol have operated as savings institutions since 1919 and 1924, respectively. In January 1993, Eagle merged Bristol with Torrington under the new name Eagle Federal Savings Bank. Unless otherwise stated, all references herein to Eagle or the Company include Eagle Federal and other subsidiaries on a consolidated basis.


  Eagle, at June 30, 1994, had total assets of $1.1 billion, net loans receivable of $775.1 million, deposits of $982.7 million and shareholders' equity of $64.6 million. Through Eagle Federal, the Company provides consumer banking services through 23 banking offices in Connecticut, serving the Torrington, Bristol, Danbury and Hartford market regions. In the Torrington market region, Eagle Federal ranks first, along with one other institution, with a deposit market share of 23% at September 30, 1993. In the Bristol market region, Eagle Federal ranks second, with a deposit market share of 24% at the same date. As a community oriented savings bank, Eagle Federal focuses on the financial needs of its customers in these local markets, seeking to develop long-term deposit and lending relationships. In its lending activities, the Bank stresses asset quality through its emphasis on 1-4 family residential first mortgage lending in its local markets and the use of conservative loan underwriting standards. Deposit accounts at the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC").

  Eagle's net income has increased each of the previous five fiscal years from $3.5 million, or $1.17 per share, in fiscal 1989 to $6.2 million, or $1.97 per share, in fiscal 1993. Eagle's net income for the nine months ended June 30, 1994 was $5.6 million, compared to $4.7 million for the same nine month period in fiscal 1993.

  Eagle intends to continue to concentrate on increasing its earnings, maintaining high asset quality, meeting customer needs in its existing local markets, and expanding through selected future acquisitions.

  Eagle's principal executive office is located at 222 Main Street, Bristol, Connecticut 06010 and its telephone number is (203) 589-4600.

  RECENT ACQUISITIONS--In recent periods, Eagle has significantly expanded its operations through three federally assisted acquisitions in which Eagle Federal acquired certain assets and assumed deposit liabilities from the FDIC or the Resolution Trust Corporation ("RTC"), as shown below. Substantially all of the loans acquired in these acquisitions consisted of 1-4 family residential first mortgage loans and home equity loans. In The Bank of Hartford, Inc. ("Bank of Hartford") acquisition, Eagle Federal also acquired $72.7 million of investment securities, substantially all of which were U.S. Treasury and government agency obligations, and loan servicing rights on $80.5 million of loans with an average loan servicing fee of 0.375%. In addition to these assisted acquisitions, Eagle Federal in July 1993 purchased from another savings institution a banking office in Brookfield, Connecticut with $8.2 million in deposits, and relocated its previously acquired Brookfield office to that location.

                                                                  BANKING
       ASSISTED          DEPOSITS  LOANS   INTANGIBLE  NET CASH   OFFICES   ACQUISITION
      ACQUISITION        ASSUMED  ACQUIRED   ASSETS    RECEIVED   ACQUIRED      DATE
      -----------        -------- -------- ---------- ----------  -------- --------------
Danbury Federal Savings   $113.7   $85.0      $1.2      $32.8         6    March 13, 1992
and Loan Association     million  million   million    million
("Danbury Federal")
Danbury, CT
Brookfield Bank           $66.5     --      $595,000    $66.0         1     May 8, 1992
Brookfield, CT           million                       million
Bank of Hartford          $272.8   $80.6     $11.9      $112.4        6    June 10, 1994
Hartford, CT             million  million   million   million (a)

- --------
(a) Includes $9.7 million cash receivable from the FDIC.

  Eagle has pursued acquisitions which complement its existing operations and market area. Each of the assisted acquisitions made by the Bank has had an immediate positive impact on the Company's net income and allowed it to maintain asset quality. By primarily pursuing assisted acquisitions involving the FDIC or the RTC, the Company believes that it has successfully expanded at a reasonable cost and without dilution to shareholder value.

  Eagle's expansion strategy is reflected in its recent acquisition of the Bank of Hartford, which represents a natural extension of Eagle's existing markets since many residents of Bristol and Torrington commute to the Hartford area. The Hartford market area is contiguous to Eagle's current market areas, and has a higher population density and is generally more affluent than the Bristol and Torrington markets. The Company believes that its expansion into the Hartford market area creates an additional opportunity for loan originations. In addition, the combination of size, geographical proximity and cost of the acquired banking offices is expected to have a positive impact on the Company's efficiency ratio.

  BUSINESS--As a holding company, the business operations of Eagle are conducted through the Bank. The Bank primarily is engaged in the business of accepting deposits from the general public and using such funds in the origination of first mortgage loans for the purchase, refinance or construction of 1-4 family homes. At June 30, 1994, 99.3%, or $780.6 million, of the Bank's $786.1 million total loans receivable was secured by real estate. The Bank's real estate loans included $681.9 million of first mortgage loans secured by 1-4 family residential real estate (86.7% of total loans receivable), $62.0 million of home equity loans, secured by second deeds of trust on residential real estate (7.9% of total loans receivable), $36.2 million of multi-family, commercial real estate, and land loans (4.7% of total loans receivable). The remaining $5.9 million of loans (0.7% of total loans receivable) were consumer loans, primarily loans secured by deposits and personal loans.

  Eagle has experienced increased loan originations (excluding purchased loans), with $209.9 million of originations in fiscal 1993, compared to $163.5 million in fiscal 1992, and $164.1 million for the nine months ended June 30, 1994, compared to $147.8 million for the nine months ended June 30, 1993. Increased loan origination activity during fiscal 1993 and the first nine months of fiscal 1994 is due in substantial part to refinancings of mortgage loans in reaction to generally low market interest rates. However, as a result of recent increases in mortgage interest rates, Eagle anticipates a decline in 1-4 family mortgage loan originations and, beginning in fiscal 1995, intends to implement strategies which will put more emphasis on originating commercial real estate loans within its primary market areas, predominantly on existing structures. This will involve hiring additional personnel with proven experience in commercial real estate loan products. Eagle also intends to put more emphasis on its multi-family and consumer lending programs. See "Certain Considerations--Commercial Real Estate, Multi-Family and Consumer Lending" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Loans Receivable, Net." The marketing of these loans will focus on Eagle's existing customer base, as well as new relationships within Eagle's primary market areas.

  Based on its lending strategy, Eagle has been able to maintain relatively stable asset quality. Total non-performing assets of Eagle were $10.4 million at September 30, 1992, $12.0 million at September 30, 1993 and $12.0 million (or $9.2 million excluding $2.8 million of non-performing assets acquired in the Bank of Hartford transaction) at June 30, 1994. At those dates, non-performing assets constituted 1.81%, 1.81% and 1.54%, respectively, of total loans receivable and real estate owned. At June 30, 1994, Eagle's allowance for loan losses totaled $8.4 million, or 104% of total non-performing loans.

  Eagle Federal's funding strategy is focused primarily on developing core deposits such as regular savings and checking accounts, and attracting long-term certificates of deposit.

  Eagle also makes available to its customers various investment products through Liberty Securities Corporation, a registered broker-dealer not affiliated with Eagle. These products include mutual funds, unit investment trusts and fixed- and variable-rate annuity contracts, as well as discount brokerage services.

  REGULATION--Eagle, as a unitary thrift holding company, and Eagle Federal, as its wholly-owned subsidiary, are subject to comprehensive regulation, supervision and examination by the Office of Thrift Supervision ("OTS"), as the primary federal regulator of the Bank. The FDIC also has significant regulatory authority over the Bank. The Board of Governors of the Federal Reserve System ("FRB") has regulatory authority as to certain matters concerning the Bank. Eagle Federal is a member of the Federal Home Loan Bank ("FHLB") System. FHLB advances are a source of funds for the Bank.

                             CERTAIN CONSIDERATIONS

  In addition to the other information set forth and incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

SOURCE OF FUNDS FOR DIVIDENDS ON COMMON STOCK

  Since Eagle has traditionally invested substantially all of its liquid assets in the Bank, the payment of quarterly cash dividends by Eagle will continue to be dependent upon the Bank paying cash dividends to Eagle. OTS regulations impose limitations on cash dividends and other capital distributions by savings institutions, such as the Bank. While Eagle has paid quarterly cash dividends to its shareholders since 1987 out of dividends received from the Bank, and the Bank is permitted under applicable OTS regulations to pay dividends to Eagle, there can be no assurance that the OTS will permit the Bank in the future to pay dividends to Eagle in an amount sufficient to enable Eagle to maintain its current dividend policy. See "Market Prices and Dividends" and "Description of Capital Stock--Dividend Limitations."

GOVERNMENT REGULATION

  Eagle is subject to regulation as a savings and loan holding company and the Bank, as a federally chartered savings bank, is subject to extensive regulation by the OTS and the FDIC. The OTS and FDIC have adopted numerous regulations and undertaken other regulatory initiatives, and further regulations and initiatives are anticipated. In addition, among other significant effects, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") provides for regulatory seizure in the event of certain declines in the tangible capital levels of insured institutions, requires risk-based deposit insurance premiums based on assessment of the risks posed by an institution's assets, and imposes liability on holding companies for regulatory capital deficiencies of insured institution subsidiaries under certain circumstances. This legislation, or any future legislation, could have an adverse effect on Eagle. The Bank's capital at June 30, 1994 exceeded the OTS minimum capital requirements for tangible capital, core capital and risk-based capital. After giving effect to completion of this Offering and the investment by Eagle of the net proceeds in the Bank, on a pro forma basis at June 30, 1994, the Bank would meet the OTS requirements for a "well-capitalized" institution. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  As a federally chartered, FDIC-insured savings association, the Bank is also subject to numerous statutory and regulatory requirements, including among other things, the Community Reinvestment Act of 1977 ("CRA"). Under CRA and the OTS's implementing regulations, the Bank has a continuing and affirmative obligation to help meet the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. In addition, the OTS is required to take into account the Bank's record of meeting the credit needs of its community in determining whether to grant approval for certain types of applications. The Bank's current CRA record is rated by the OTS as "satisfactory."

  The Bank also is subject to OTS assessments to fund operations. These assessments, which are paid semi-annually every January 31 and July 31, incorporate a "general assessment" depending on the asset size of the institution and an additional "premium assessment" for certain institutions requiring increased supervision. The semi-annual assessment paid by the Bank in August 1994 for the six-month period ending December 31, 1994 was comprised solely of a general assessment of $87,451.

POTENTIALLY ADVERSE IMPACT OF INTEREST RATE CHANGES

  The Company's results of operations depend to a large extent on the level of the Bank's net interest income, which is the difference between interest income from interest-earning assets (such as loans and investment and mortgage-backed securities) and interest expense on interest-bearing liabilities (such as deposits and borrowings). If interest-rate fluctuations cause the Bank's cost of funds to increase faster than the yield on its interest-bearing assets, its net interest income will be reduced. The Company uses various monitors of interest rate risk. However, Eagle is unable to predict future fluctuations in interest rates or the specific impact thereof. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management." The market value of most of the Bank's financial assets are sensitive to fluctuations in market interest rates. Fixed-rate investments, other investment and mortgage-backed securities and mortgage loans generally decline in value as interest rates rise. The extent to which borrowers prepay loans also is affected by prevailing interest rates. When interest rates increase, borrowers are less likely to prepay their loans; whereas, when interest rates decrease, borrowers are more likely to prepay loans. Funds generated by prepayments may be invested at a lower rate. Similarly, prepayments on mortgage-backed securities also may affect adversely the value of such securities and related income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMMERCIAL REAL ESTATE, MULTI-FAMILY AND CONSUMER LENDING

  In anticipation of a decline in demand for 1-4 family residential loans as a result of recent increases in mortgage interest rates, Eagle intends, commencing in fiscal 1995, to implement strategies which will put more emphasis on origination of commercial real estate loans within its primary market areas, predominantly on existing structures. Eagle also intends to put more emphasis on its existing multi-family and consumer lending programs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Financial Condition--

Loans Receivable, Net." Commercial real estate, multi-family and consumer lending programs tend to improve interest rate sensitivity inasmuch as such loans tend to be of shorter maturity than 1-4 family residential mortgage loans, and are structured to adjust to market interest rates. For example, Eagle currently anticipates that its commercial real estate loan products generally will be indexed to the Bank's prime rate and will adjust in intervals ranging from monthly to annually.

  An integral part of commercial real estate lending will be the hiring of additional personnel with proven experience in commercial real estate loan products. Furthermore, commercial real estate and multi-family lending entails significant additional risk as compared to 1-4 family residential lending. Commercial real estate and multi-family loans typically involve relatively large loan balances to single borrowers or groups of related borrowers. The payment experience on such loans is typically dependent on the successful operation of the real estate project. The success of such projects is sensitive to changes in commercial and multi-family real estate values and economic conditions generally. Consumer lending generally involves more risk of collectibility than 1-4 family residential mortgage loans because of the type and nature of the collateral. As a result, consumer loan collections are dependent to a large degree on the borrower's continuing financial stability, and thus are more likely to be adversely affected by circumstances such as job loss and personal bankruptcy, as well as general economic conditions.

  In implementing any commercial real estate lending program, or in placing greater emphasis on its multi-family and consumer loan products, Eagle may experience losses on these loan products in excess of the level of loan losses historically incurred by Eagle in its 1-4 family residential lending activities.

                                USE OF PROCEEDS

  Net proceeds to Eagle from the sale of the shares of Common Stock offered hereby are estimated to be $16.1 million ($18.6 million if the Underwriter's over-allotment option is exercised in full), assuming a price to the public of $21 5/8 per share, and after deducting an estimated underwriting discount and other offering expenses payable by Eagle.

  Eagle intends to contribute all of the net proceeds of the Offering to the Bank as additional capital. This will increase the Bank's core capital from 4.69% at June 30, 1994 to 6.08% on a pro forma basis (or 6.29% if the over-allotment option is exercised in full). The additional capital is being raised by Eagle to increase the Bank's core capital. The Bank's core capital ratio decreased from 7.38% at March 31, 1994 to 4.69% at June 30, 1994, primarily as a result of its recent substantial increase in asset size relating to the Bank of Hartford acquisition, which acquisition also reduced the Bank's amount of core capital by $11.1 million (reflecting certain intangible assets acquired). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Bank of Hartford Acquisition." The additional capital also may assist Eagle in making further acquisitions in Connecticut or other generally adjacent market areas and increase the market liquidity of its Common Stock. There are currently no pending negotiations or assisted bid submissions as to any acquisition.

                          MARKET PRICES AND DIVIDENDS

  Eagle's Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "EGFC" commencing September 13, 1994. Prior to September 13, 1994, Eagle's Common Stock has been listed on the AMEX. Eagle determined to change the listing and quotation of the Common Stock to the Nasdaq National Market because, among other factors, it believes that the Nasdaq National Market system of competing market makers should provide greater liquidity in Eagle's Common Stock and reduce price volatility when trading volume is low.

  The table below sets forth, for the fiscal periods indicated, the reported high and low sale prices of the Common Stock on the AMEX and the cash dividends paid per share. Reported sales prices and cash dividends on the Common Stock have been adjusted retroactively to give effect to a 10% stock dividend paid in September 1993.

                                                              PRICE RANGE
                                                       -------------------------
                                                                         CASH
                                                        HIGH     LOW   DIVIDENDS
                                                       ------- ------- ---------
Fiscal 1992
  First quarter ended December 31, 1991............... $11 7/8 $ 9 5/8   $ .15
  Second quarter ended March 31, 1992.................  17 1/2  11 3/4     .15
  Third quarter ended June 30, 1992...................  16 3/8     14      .15
  Fourth quarter ended September 30, 1992.............  16 3/8     15      .15
Fiscal 1993
  First quarter ended December 31, 1992...............  17 3/8     15      .17
  Second quarter ended March 31, 1993.................  20 1/4  16 3/4     .17
  Third quarter ended June 30, 1993...................  19 1/4  16 1/4     .17
  Fourth quarter ended September 30, 1993.............  19 5/8  16 5/8     .17
Fiscal 1994
  First quarter ended December 31, 1993...............  21 5/8  18 3/4     .19
  Second quarter ended March 31, 1994.................  20 5/8  19 1/8     .19
  Third quarter ended June 30, 1994...................  23 5/8  19 1/8     .19
  Fourth quarter (through September 9, 1994)..........  23 5/8  19 7/8     .19

  On September 9, 1994, the closing sale price of the Common Stock, as reported on the AMEX, was $21 5/8 per share. As of September 9, 1994, there were approximately 1,850 holders of record of the 3,131,911 shares of Common Stock then issued and outstanding.

  The Board of Directors has declared quarterly cash dividends since shortly after Eagle's initial public offering in 1987. Eagle also established a dividend reinvestment and stock purchase plan in 1993. Since Eagle has traditionally invested substantially all of its liquid assets in the Bank as capital, the payment of quarterly cash dividends by Eagle in the future will continue to be dependent upon the Bank paying cash dividends to Eagle. The payment of cash dividends by the Bank will depend upon its earnings, financial condition (including capital needs), regulatory limitations and other factors deemed relevant by the Board of Directors. See "Certain Considerations--Source of Funds for Dividends on Common Stock," "Description of Capital Stock-- Dividend Limitations" and Note 13 to Consolidated Financial Statements as to dividend limitations applicable to the Bank.

                                 CAPITALIZATION

  The following table sets forth the capitalization of Eagle and certain capital ratios of the Bank at June 30, 1994, and as adjusted to give effect to the issuance of 800,000 shares of Common Stock in the Offering and the receipt of the estimated net proceeds therefrom based on the assumptions set forth in "Use of Proceeds." The information set forth in the table should be read in conjunction with the Consolidated Financial Statements of Eagle and the related notes thereto included elsewhere in this Prospectus.

                                                     AT JUNE 30, 1994
                                                   ---------------------
                                                    ACTUAL   AS ADJUSTED
                                                   --------  -----------
                                                    (DOLLARS IN THOUSANDS)
Deposits.......................................... $982,673   $982,673
                                                   ========   ========
Borrowings:
 FHLB advances.................................... $ 23,750   $ 23,750
 Other borrowed money.............................    7,892      7,892
                                                   --------   --------
   Total borrowings............................... $ 31,642   $ 31,642
                                                   ========   ========
Shareholders' equity:
 Serial preferred stock, par value $.01 per share,
  2,000,000 shares authorized and unissued........ $    --    $    --
 Common stock, par value $.01 per share, 8,000,000
  shares authorized; 3,118,785 shares issued and
  outstanding (excluding treasury shares); as
  adjusted, 3,918,785 shares issued and
  outstanding (excluding treasury shares).........       32         40
 Additional paid-in capital.......................   34,415     50,542
 Retained earnings................................   31,777     31,777
 Net unrealized loss on securities available for
  sale............................................     (675)      (675)
 Cost of common stock in Treasury.................     (362)      (362)
 Employee stock ownership plan stock..............     (542)      (542)
                                                   --------   --------
   Total shareholders' equity (a)................. $ 64,645   $ 80,780
                                                   ========   ========
Bank capital ratios (a):
 Tangible.........................................     4.66%      6.05%
 Core capital.....................................     4.69       6.08
 Risk-based capital...............................    10.59      13.61

- --------

(a) If the Underwriter's over-allotment option is exercised in full, shareholders' equity, as adjusted, would be increased to $83.2 million and the Bank capital ratios, as adjusted, would be 6.26% tangible capital, 6.29% core capital and 14.07% risk-based capital.

                       SELECTED FINANCIAL AND OTHER DATA

  The selected consolidated financial information under the captions "Summary of Operations" and "Balance Sheet Data" below as of September 30, 1993 and 1992 and for each of the three years in the period ended September 30, 1993 has been derived from the consolidated financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent auditors, as of the year ended September 30, 1993, and by Ernst & Young LLP, independent auditors, as of and for September 30, 1992 and for each of the two years in the period ended September 30, 1992. The selected consolidated financial data set forth below as of September 30, 1991, 1990 and 1989 and for each of the two years in the period ended September 30, 1990 has been derived from the audited consolidated financial statements of Eagle not separately presented herein. The selected interim consolidated financial information under such captions, for and at the nine month periods ended June 30, 1994 and 1993, and the selected quarterly financial data, have been derived from the unaudited financial statements of the Company included elsewhere herein or incorporated herein by reference, and which, in the opinion of the management, reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. The results of operations for such periods are not necessarily indicative of the results which may be expected for any other interim period or for the full year. This information and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with the Consolidated Financial Statements and related Notes included elsewhere herein and the other quarterly financial data incorporated herein by reference.

                            NINE MONTHS ENDED
                                JUNE 30,                        YEARS ENDED SEPTEMBER 30,
                          ----------------------  -------------------------------------------------------------
                           1994(A)       1993        1993      1992(B)       1991        1990           1989
                          ----------  ----------  ----------  ----------  ----------  ----------     ----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS:
Interest income.........  $   42,075  $   41,940  $   55,754  $   51,884  $   47,271  $   45,994     $   43,289
Interest expense........      20,209      21,567      28,469      29,698      30,639      31,181         30,238
                          ----------  ----------  ----------  ----------  ----------  ----------     ----------
Net interest income.....      21,866      20,373      27,285      22,186      16,632      14,813         13,051
Provision for loan
 losses.................         900       1,179       1,708       1,646       1,652         281             99
Other income............       2,249       1,808       2,504       2,462       1,653       1,199          1,350
Other expenses..........      13,495      12,043      16,292      12,936       9,241       9,514          8,611
                          ----------  ----------  ----------  ----------  ----------  ----------     ----------
Income before income
 taxes and cumulative
 effect of accounting
 changes................       9,720       8,959      11,789      10,066       7,392       6,217          5,691
Income taxes............       4,078       4,235       5,637       4,900       3,381       2,684          2,225
Less cumulative effect
 of accounting
 changes(c).............          30         --          --          --          --          --             --
                          ----------  ----------  ----------  ----------  ----------  ----------     ----------
Net income..............  $    5,612  $    4,724  $    6,152  $    5,166  $    4,011  $    3,533     $    3,466
                          ==========  ==========  ==========  ==========  ==========  ==========     ==========
PER SHARE DATA(D):
Shareholders' equity
 (period end)...........  $    20.73  $    19.54  $    19.78  $    18.57  $    17.42  $    16.67     $    15.78
Net income..............        1.74        1.51        1.97        1.70        1.37        1.19           1.17
Dividends...............        0.57        0.46        0.63        0.55        0.47        0.46           0.45
Dividend payout ratio...       31.38%      29.49%      31.05%      32.09%      34.44%      38.93%         38.76%
Weighted average shares
 outstanding............   3,219,210   3,122,846   3,128,220   3,046,335   2,928,910   2,959,524      2,957,653
BALANCE SHEET DATA (PERIOD END):
Total assets............  $1,099,726  $  778,015  $  792,468  $  751,171  $  524,429  $  480,553     $  468,504
Loans receivable, net...     775,135     634,619     656,344     568,124     432,507     420,228        405,725
Mortgage-backed
 securities.............      72,712      28,650      25,953      31,652       5,248       6,154          3,847
Investment securities
 available for sale.....      16,815       5,773      15,599         --          --          --             --
Investment securities...      84,415      49,782      46,880      86,019      40,127      16,805         17,707
Deposits................     982,673     701,407     706,214     677,701     458,074     402,627        380,563
FHLB advances and other
 borrowings.............      31,642       6,314      16,252       7,326      11,068      25,093         37,011
Shareholders' equity....      64,645      59,159      60,407      55,004      50,892      48,889         46,698
PERFORMANCE RATIOS(E):
Return on average
 assets.................        0.90%       0.82%       0.79%       0.81%       0.80%       0.75%(i)       0.76%
Return on average
 shareholders' equity...       12.01       11.08       10.69        9.80        8.05        7.39(i)        7.60
Net interest margin (f).        3.61        3.65        3.64        3.59        3.43        3.27           2.96
Average interest rate
 spread (g).............        3.40        3.42        3.40        3.26        2.88        2.64           2.34
Operating expenses to
 average assets.........        2.15        2.08        2.10        2.02        1.84        2.02(j)        1.89
Efficiency ratio(h).....          56          54          55          52          51          59             60

                                  (continued)

                                AT JUNE 30,          AT SEPTEMBER 30,
                               -------------  ---------------------------------
                               1994(A) 1993   1993   1992(B) 1991   1990   1989
                               ------- -----  -----  ------- -----  -----  ----
ASSET QUALITY RATIOS:
Non-performing assets to
 loans receivable, net, and
 real estate owned (k).......    1.54%  1.93%  1.81%   1.81%  2.18%  1.04% 0.50%
Allowance for loan losses to
 loans receivable (l)........    1.07   0.70   0.76    0.70   0.36   0.12  0.05
Allowance for loan losses to
 non-performing loans........     104     71     77     100     27     13    18
Non-performing assets to
 total assets................    1.09   1.58   1.51    1.38   1.81   0.91  0.44
Net charge-offs to average
 loans receivable (for the
 period).....................    0.15   0.12   0.11    0.19   0.14    --    --
CAPITAL RATIOS (PERIOD END):
Shareholders' equity to total
 assets......................    5.88%  7.60%  7.62%   7.32%  9.71% 10.17% 9.97%
Tangible capital.............    4.66   7.18   7.26    6.87   9.68   9.94   N/A
Core capital.................    4.69   7.24   7.31    6.87   9.69   9.94   N/A
Risk-based capital...........   10.59  13.40  14.21   13.74  17.68  19.14   N/A

                                             THREE MONTHS ENDED
                              -------------------------------------------------
                              JUNE 30, 1994(A) MARCH 31, 1994 DECEMBER 31, 1993
                              ---------------- -------------- -----------------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED QUARTERLY FINANCIAL DATA:
Interest income..............     $14,824         $13,499          $13,750
Interest expense.............       7,085           6,418            6,706
                                  -------         -------          -------
Net interest income..........       7,741           7,081            7,044
Provision for loan losses....         300             300              300
Other income.................         815             643              791
Other expenses...............       4,486           4,496            4,513
Income tax provision.........       1,608           1,224            1,246
Cumulative effect of
 accounting changes (c)......         --              --                30
                                  -------         -------          -------
Net income...................     $ 2,162         $ 1,704          $ 1,746
                                  =======         =======          =======
Net income per share.........     $  0.67         $  0.53          $  0.54

- --------
(a) Includes assisted acquisition on June 10, 1994 from the FDIC of certain assets and the assumption of all deposit liabilities of Bank of Hartford.
(b) Includes assisted acquisitions of certain assets and the assumption of insured deposit liabilities of Danbury Federal on March 13, 1992 from the RTC and of Brookfield Bank on May 8, 1992 from the FDIC.
(c) During the three months ended December 31, 1993, Eagle adopted two new accounting standards, SFAS Nos. 106 and 109, and accounted for the adoptions as cumulative effects of accounting changes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations--Comparison of Nine Months Ended June 30, 1994 and 1993--Cumulative Effect of Accounting Changes."
(d) All per share data and the weighted average shares outstanding at and for all periods prior to September 30, 1993 have been adjusted to give effect to a 10% stock dividend to shareholders paid in September 1993. All computations are net of treasury shares.
(e) Ratios for nine months ended June 30, 1994 and 1993 are annualized, where appropriate.
(f) Net interest income divided by average interest-earning assets.
(g) Yield on interest-earning assets less rate paid on interest-bearing liabilities (including non-interest bearing demand deposits).
(h) Other expenses divided by total of net interest income and other income.
(i) Includes impact of non-recurring expenses related to a terminated merger transaction.
(j) Includes non-recurring expenses related to a terminated merger transaction; 1.93% with such expenses excluded.
(k) Non-performing assets include non-accrual loans, and real estate acquired in settlement of loans and in-substance repossessed real estate, net of related reserves.
(l) Loans receivable are net of unearned discounts and premiums, loans in process and deferred loan origination fees.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  At June 30, 1994, Eagle had total assets of $1.1 billion, compared to $792.5 million and $751.2 million at September 30, 1993 and 1992, respectively. The primary reason for the growth from fiscal year end 1993 to June 30, 1994 is the recent Bank of Hartford acquisition in which Eagle acquired $265.0 million of assets (not including $11.0 million of goodwill and core deposit intangibles). See "--Financial Condition." The increase in assets during fiscal 1993 reflects $209.9 million of total loan originations during the year, which resulted in growth of $88.2 million, or 15.5%, in the net loans receivable portfolio from fiscal year end 1992 to 1993. Deposits grew to $982.7 million at June 30, 1994 from $706.2 million at September 30, 1993 and $677.7 million at September 30, 1992. The growth in deposits includes the impact of the May 1993 purchase of a branch banking office located in Brookfield, Connecticut with $8.2 million in deposits and the June 1994 assumption of $275.0 million of deposits of the Bank of Hartford. As a result of its acquisitions and opening one new branch in the Bristol region in January 1992, Eagle's banking offices increased to 23 at June 30, 1994 from nine at September 30, 1991.

  For the nine months ended June 30, 1994, Eagle had net income of $5.6 million, or $1.74 per share, compared to $4.7 million, or $1.51 per share, for the same period in 1993. For the years ended September 30, 1993 and 1992, Eagle's net income was $6.2 million, or $1.97 per share, and $5.2 million, or $1.70 per share, respectively. Eagle's return on average shareholders' equity for the nine months ended June 30, 1994 and the years ended September 30, 1993 and 1992 was 12.01% (annualized), 10.69% and 9.80%, respectively. For the same periods, Eagle's return on average assets was 0.90% (annualized), 0.79% and 0.81%, respectively.

  Increases in net income since fiscal 1991 are principally attributable to increases in the average balance, or volume, of interest-earning assets, as net interest margins remained relatively stable over such periods. Since the second quarter of fiscal 1994, however, interest rates have risen. As a result, those of Eagle's assets which are subject to repricing in the short-term have begun to earn higher yields. In contrast, the prevailing market interest rates paid on deposit liabilities, Eagle's primary source of funds and largest amount of interest-bearing liabilities, have not significantly increased. Eagle anticipates that if market interest rates continue to rise, the cost of interest-bearing deposits will increase, thereby having a negative impact on Eagle's average interest rate spread and net interest margin.

  Net income for the fourth quarter of fiscal 1994 will be favorably affected by the Bank of Hartford acquisition. See "--Results of Operations--Bank of Hartford Acquisition." Net income for such quarter will be reduced by several non-recurring expenses relating to future retirement payments for services rendered by two executive officers. See "--Results of Operations--Comparison of Nine Months Ended June 30, 1994 and 1993--Other Expenses."

  The operations of the Company and the entire thrift industry are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flow and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings nationwide.

RESULTS OF OPERATIONS--BANK OF HARTFORD ACQUISITION

  The Bank of Hartford acquisition was completed on June 10, 1994 and, although reflected in the financial condition of Eagle at June 30, 1994, did not have a significant impact on Eagle's operating results for the nine months ended June 30, 1994. As part of the acquisition, Eagle acquired $265.0 million of assets (not including $11.0 million of goodwill and core deposit intangibles), and assumed $272.8 million of deposits as well as $2.3 million of advance payments by borrowers for taxes and insurance and $978,000 of other liabilities.

  The assets acquired included $112.4 million of cash and receivables due from the FDIC, $80.6 million of loans, $72.7 million of investments and mortgage-backed securities, and $2.6 million of other assets (consisting of $1.4 million of accrued interest receivable, $880,000 of mortgage servicing rights and $260,000 of real estate acquired in settlement of loans). See "--Financial Condition."

  The $112.4 million in cash and receivables due from the FDIC included $30.4 million of cash, amounts due from banks and interest bearing deposits of the Bank of Hartford which were acquired. The remaining $82.0 million of cash and receivables due from the FDIC represented the excess of liabilities assumed over assets acquired in the transaction, the estimated amount due from the FDIC to adjust the investment and mortgage-backed securities to market value at June 10, 1994 and certain settlement items currently being negotiated with the FDIC, less an $8.7 million premium paid by Eagle to the FDIC to purchase the assets and assume the liabilities. Of the $82.0 million of cash and receivables due from the FDIC, $72.3 million was received on June 13, 1994. At June 30, 1994, substantially all of the acquired cash, net of the amount used to fund deposit run-off, was invested in federal funds and interest-bearing deposits at a weighted average yield of 4.25%. Eagle intends to increase the yield received on such funds, primarily through the use of such funds to originate loans and, to a lesser extent, to purchase short-and intermediate-term investments.

  Investments and mortgage-backed securities acquired included $24.1 million of debt securities, consisting of $16.0 million of collateralized mortgage obligations, $4.9 million of U.S. government agency and corporation debt, $2.3 million of U.S. Treasury securities and an $880,000 municipal bond. Also acquired were $48.5 million of Federal Home Loan Mortgage Corporation mortgage-backed certificates. The actual purchase price of the investment and mortgage-backed securities is subject to adjustment based upon a valuation of such securities as of June 10, 1994 to be obtained by the FDIC. Eagle intends to retain the portfolio, except for FHLB securities with an estimated market value at June 10, 1994 of approximately $4.9 million, which do not meet Eagle's investment securities criteria because of their repricing formula. Eagle is seeking to have the FDIC exclude the FHLB securities from the Bank of Hartford acquisition. Based upon management's valuation of the investment and mortgage-backed securities acquired at June 10, 1994, except for the FHLB securities, which are not expected to be retained, the acquired portfolio had an estimated weighted average yield of 7.22% at June 30, 1994.

  Loans acquired in the Bank of Hartford acquisition included $60.0 million of residential 1-4 family mortgage loans and $20.6 million of consumer loans, primarily home equity loans. The net premium of loans acquired was $190,000. The weighted average yield of the $80.6 million acquired loans was 8.33% at June 30, 1994. This compares to a weighted average yield of 7.06% for Eagle's $705.3 million other loans receivable at June 30, 1994. Also as part of the Bank of Hartford acquisition, Eagle purchased for $880,000 the loan servicing rights on $80.5 million of 1-4 family residential loans with an average loan servicing fee of 0.375%. The $272.8 million of deposits assumed in the Bank of Hartford acquisition had a weighted average interest cost of 3.82% at June 30, 1994.

  Based solely on the weighted average yields of the interest-earning assets acquired and the weighted average costs of the interest-bearing liabilities assumed, the average interest rate spread relating to such assets and liabilities acquired in the Bank of Hartford acquisition was approximately 2.40% at June 30, 1994, which would significantly increase Eagle's net interest income. However, the actual impact of the Bank of Hartford acquisition on net interest income will depend upon a number of variables including the amount of deposit runoff subsequent to the acquisition, how management reinvests the net cash and receivables from the acquisition, the prepayment experience on the investment and mortgage-backed securities and loans purchased, and changes in interest rates.

  Based solely on the purchase of mortgage servicing rights and additional customer service fees on deposits at June 30, 1994, Eagle's other income would increase by approximately $700,000, on an annualized basis. However, the actual impact of the Bank of Hartford acquisition on other income is subject to many of the same variables as discussed above for net interest income.

  The Bank of Hartford transaction is expected to have a positive impact on Eagle's efficiency ratio (other expenses to net interest income and other income). As to other expenses, Eagle believes that the primary impact of the transaction will be additional office occupancy and compensation related expenses for the six new banking offices acquired. Eagle has retained approximately 50 former branch personnel of the Bank of Hartford to operate the new banking offices. It is estimated that the annual compensation and benefits expense for these and other additional employees expected to be hired in the first year will be approximately $1.3 million. First year occupancy expenses for the six offices are anticipated to be approximately $450,000. Other expenses such as federal insurance premiums, data processing, marketing and other operating expenses also will increase as a result of the increase in deposit accounts. As to the six new offices, as of June 30, 1994 the average amount of deposits held in each office was $41.6 million, which approximates the average amount of deposits held in the other banking offices of Eagle.

  As part of the Bank of Hartford acquisition, Eagle intends to purchase for $65,000 three former Bank of Hartford banking offices. Based on current appraisals, Eagle believes that the fair value of the purchased offices will exceed significantly the amount of the purchase price. The final determination of fair value is subject to further review of current appraisals and environmental issues related to the purchased offices. The amount of any excess of fair value over the purchase price will result in a corresponding increase in the carrying value of the purchased premises and a reduction in the amount of the intangible asset that resulted from the Bank of Hartford transaction.

  The Bank of Hartford acquisition initially resulted in $11.9 million of intangible assets, including $8.6 million of goodwill, $2.4 million of core deposit intangibles and $880,000 of purchased mortgage servicing rights. The goodwill amount will be reduced by any amount that the fair value of banking offices to be acquired from the FDIC as part of the acquisition exceeds the purchase price, as discussed above. The amortization of the goodwill on a straight-line basis over a period of 15 years will increase non-interest expenses by approximately $570,000 annually. The core deposit intangible, which is based upon certain industry average estimates and assumptions, will be amortized on a accelerated basis over a 10 year period and will increase annual non-interest expenses on average by approximately $238,000 with charges of $588,000, $370,000, $292,000, $230,000 and $182,000 in each of the first five years following the acquisition, respectively. The $880,000 cost of purchased mortgage servicing rights will be amortized over the life of the loans being serviced.

RESULTS OF OPERATIONS--COMPARISON OF NINE MONTHS ENDED JUNE 30, 1994 AND 1993

  NET INCOME--Eagle had net income of $5.6 million, or $1.74 per share, for the nine months ended June 30, 1994, an increase of $888,000, or 18.8%, from net income of $4.7 million, or $1.51 per share, for the comparable period in 1993. Net interest income increased $1.5 million, or 7.3%, from $20.4 million for the nine months ended June 30, 1993 to $21.9 million for the comparable period in 1994. Other income increased $441,000, or 24.4%, to $2.2 million for the nine months ended June 30, 1994 and other expenses increased $1.5 million, or 12.1%, to $13.5 million.

  NET INTEREST INCOME--Net interest income increased $1.5 million, or 7.3%, to $21.9 million for the nine months ended June 30, 1994, as compared to $20.4 million for the nine months ended June 30, 1993. The increased net interest income is reflected in a $135,000 increase in interest income, coupled with a $1.4 million decrease in interest expense. For the nine months ended June 30, 1994, Eagle's average interest rate spread was 3.40%, and its net interest margin was 3.61%, compared to 3.42% and 3.65%, respectively, for the nine months ended June 30, 1993.

  Interest income during the nine months ended June 30, 1994 remained relatively stable compared to the same period in 1993, increasing $135,000, or 0.3%, to $42.1 million. Average interest earning assets increased to $807.7 million for the nine months ended June 30, 1994, compared to $744.8 million for the same period in 1993. This increase is reflected primarily in a $64.6 million increase in average loans receivable which resulted from high levels of loan originations during the nine months ended June 30, 1994. The growth in average interest-earning assets was substantially offset by a 56 basis point decline in the average yield of such assets.

  Interest expense decreased $1.4 million, or 6.3%, to $20.2 million for the nine months ended June 30, 1994 compared to $21.6 million for the same period in 1993. Notwithstanding a $39.1 million increase in average deposits to $736.3 million for the nine months ended June 30, 1994, the interest expense attributable to such funds decreased $2.0 million, resulting in an average cost of deposits of 3.49% for the 1994 period compared to 4.06% for the 1993 period. Average total borrowings also increased to $22.1 million during the 1994 period compared to $6.1 million during the 1993 period. However, the average cost of such borrowings in the 1994 period was 5.62% compared to 7.44% in the 1993 period. The average cost of funds for Eagle was 3.55% for the nine months ended June 30, 1994 compared to 4.09% for the same period in 1993.

  The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. During the periods indicated, non-accrual loans are included in the loans receivable category.

                                         NINE MONTHS ENDED JUNE 30,
                             ---------------------------------------------------
                                       1994                      1993
                             ------------------------- -------------------------
                                      INTEREST AVERAGE          INTEREST AVERAGE
                             AVERAGE  INCOME/  YIELD/  AVERAGE  INCOME/  YIELD/
                             BALANCE  EXPENSE   COST   BALANCE  EXPENSE   COST
                             -------- -------- ------- -------- -------- -------
                                           (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning assets:
  Loans receivable (a).....  $680,577 $36,834    7.22% $615,984 $36,383    7.88%
  Mortgage-backed
   securities..............    27,738   1,357    6.52    30,314   1,420    6.25
  Investment securities....    80,438   3,229    5.35    86,651   3,758    5.78
  Investment securities
   available for sale......    17,043     596    4.66    11,450     369    4.30
  Federal funds sold.......     1,870      59    4.18       428      10    3.12
                             -------- -------   -----  -------- -------   -----
    Total interest-earning
     assets................   807,666  42,075    6.95   744,827  41,940    7.51
                                      -------   -----           -------   -----
Non-interest-earning
 assets....................    27,405                    27,561
                             --------                  --------
    Total assets...........  $835,071                  $772,388
                             ========                  ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY:
Interest-bearing
 liabilities:
  Deposits (b).............  $736,304  19,277    3.49  $697,175  21,228    4.06
  FHLB advances............    21,094     896    5.66     5,501     326    7.90
  Other borrowings.........     1,001      36    4.80       557      13    3.11
                             -------- -------   -----  -------- -------   -----
    Total interest-bearing
     liabilities...........   758,399  20,209    3.55   703,233  21,567    4.09
                                      -------   -----           -------   -----
Non-interest-bearing
 liabilities...............    14,358                    12,314
                             --------                  --------
    Total liabilities......   772,757                   715,547
Shareholders' equity.......    62,314                    56,841
                             --------                  --------
    Total liabilities and
     shareholders' equity..  $835,071                  $772,388
                             ========                  ========
Excess of interest-earning
 assets over interest-
 bearing liabilities.......  $ 49,267                  $ 41,594
                             ========                  ========
Ratio of interest-earning
 assets to interest-bearing
 liabilities...............                     106.5%                    105.9%
                                                =====                     =====
Net interest income........           $21,866                   $20,373
                                      =======                   =======
Average interest rate
 spread....................                      3.40%                     3.42%
Net interest margin (c)....                      3.61                      3.65

- --------
(a) Interest income includes loan origination fees of $764,000 and $400,000 for the nine months ended June 30, 1994 and 1993, respectively.
(b) Includes non-interest-bearing demand deposits, which averaged $17.8 million and $10.3 million for the nine months ended June 30, 1994 and 1993, respectively.
(c) Net interest income divided by average interest-earning assets.

  The following table allocates the period-to-period changes in the Company's various categories of interest income and interest expense between changes due to changes in volume (calculated by multiplying the change in average volume of the related interest-earning asset or interest-bearing liability category by the prior year's rate), changes due to changes in rate (change in rate multiplied by prior year's volume) and changes due to changes in rate-volume (changes in rate multiplied by changes in volume).

                                     NINE MONTHS ENDED JUNE 30, 1994 V. 1993
                                           INCREASE (DECREASE) DUE TO
                                    --------------------------------------------
                                                             RATE/
                                       RATE      VOLUME     VOLUME      TOTAL
                                    ----------  ---------- ---------- ----------
                                                 (IN THOUSANDS)
Interest-earning assets:
  Loans receivable................     $(3,048)    $3,815  $   (316)  $      451
  Mortgage-backed securities......          63       (121)       (5)         (63)
  Investment securities (a).......        (278)      (269)       19         (527)
  Investment securities available
   for sale.......................          31        180        15          226
  Federal funds sold..............           3         34        11           48
                                    ----------  ---------  --------   ----------
    Total interest-earning assets.      (3,229)     3,639      (276)         135
                                    ----------  ---------  --------   ----------
Interest-bearing liabilities:
  Deposits........................      (2,975)     1,191      (167)      (1,951)
  FHLB advances...................         (92)       924      (262)         570
  Other borrowings................           8         10         5           23
                                    ----------  ---------  --------   ----------
    Total interest-bearing liabil-
     ities........................      (3,059)     2,125      (424)      (1,358)
                                    ----------  ---------  --------   ----------
Net change in net interest income
 before provision for loan losses.  $     (170)    $1,514  $    148   $    1,493
                                    ==========  =========  ========   ==========

- --------
(a) Investment securities include interest-bearing deposits, investment securities and FHLB stock.

  PROVISION FOR LOAN LOSSES--Eagle added provisions of $900,000 to its allowance for loan losses during the nine month period ended June 30, 1994. This compares to $1.2 million in loan loss provisions for the nine months ended June 30, 1993. Net loan charge-offs for the nine months ended June 30, 1994 were $1.0 million (or 0.15% of average net loans receivable), compared to $958,000 (or 0.11% of average net loans receivables) for the same period in 1993. The decreased provision in 1994 reflects management's analysis of the risk elements of the loan portfolio, current delinquency and payment trends (including the slightly increased level of loan charge-offs in the nine months ended June 30, 1994) and the adequacy of the allowance for loan losses. At June 30, 1994, Eagle's allowance for loan losses was $8.4 million, or 1.07% of loans receivable, compared with $4.5 million, or 0.70%, one year earlier. The allowance for loan losses at June 30, 1994 includes $3.5 million added to the allowance as part of the Bank of Hartford transaction. See "--Financial Condition--Allowance for Loan Losses."

  OTHER INCOME--Other income increased $441,000, or 24.4%, to $2.2 million for the nine months ended June 30, 1994 from $1.8 million for the same period in 1993. The increase is attributable primarily to a $120,000 net gain on sale of mortgage loans and a $218,000 increase in customer service fee income.

  OTHER EXPENSES--Other expenses for the nine months ended June 30, 1994 increased $1.5 million, or 12.1%, to $13.5 million compared to $12.1 million for the nine month period ended June 30, 1993. The largest contributing factors to the increase included higher compensation related expenses of $6.4 million for the nine months ended June 30, 1994, compared to $5.5 million for the same period in 1993, and larger provisions for losses on real estate owned of $435,000, compared to $199,000 for the same respective periods. The higher compensation related expenses reflect increased pension expenses for the 1994 period compared to 1993 because the Company's pension plan was over-funded during part of 1993. Also, the Company's post-retirement benefits expenses increased as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106 (see "--Cumulative Effect of Accounting Change" below). In addition to the increased compensation expenses reported for the nine months ended June 30, 1994, Eagle will record several non-recurring expenses totaling approximately $500,000, after tax, in the fourth quarter of fiscal 1994 relating to the retirements of Ralph T. Linsley, President and Chief Executive Officer, and Howard E. Walsh, Vice President.


  The increase in the provision for losses on real estate owned during the first nine months of fiscal 1994 reflects Eagle's current strategy to sell properties more aggressively than in the past. A total of 29 properties with a book value of $2.2 million were sold in the nine months ended June 30, 1994.

  INCOME TAXES--Income tax expense was $4.1 million for the nine months ended June 30, 1994, compared to $4.2 million for the same period in 1993. Notwithstanding higher income during the 1994 period as compared to the 1993 period, income tax expense was $157,000, or 3.7%, less for the 1994 period. As a result of the adoption of SFAS No. 109, "Accounting for Income Taxes," (see "--Cumulative Effect of Accounting Change" below), Eagle is permitted a tax benefit for certain real estate owned and loan loss provisions that was not allowed under prior accounting rules.

  CUMULATIVE EFFECT OF ACCOUNTING CHANGES--Eagle was required to adopt two accounting pronouncements in the first quarter of fiscal 1994. The cumulative effect of these accounting changes, net of related tax benefits, was to reduce net income by approximately $30,000 during the nine months ended June 30, 1994. The adoption of SFAS No. 109, "Accounting for Income Taxes", resulted in recognition of a tax benefit of approximately $1.3 million during the nine months ended June 30, 1994. The adoption of SFAS No. 106, "Accounting for Postretirement Benefits Other than Pensions", resulted in a one-time cumulative adjustment that, net of the related tax benefit, reduced net income by approximately $1.3 million.

RESULTS OF OPERATIONS--COMPARISON OF YEARS ENDED SEPTEMBER 30, 1993, 1992 AND
1991

  NET INCOME--Net income for the fiscal year ended September 30, 1993 was $6.2 million, or $1.97 per share, compared to $5.2 million, or $1.70 per share, for fiscal 1992 and $4.0 million or $1.37 per share, for fiscal 1991. The $1.0 million, or 19.1%, increase in net income from fiscal 1992 to fiscal 1993 is primarily the result of a $5.1 million, or 23.0%, increase in net interest income. The provision for loan losses and other income each remained relatively stable during fiscal 1993, increasing $62,000 and $42,000, respectively, from fiscal 1992 levels, while other expenses increased $3.4 million, or 25.9%, and income taxes increased $737,000, or 15.0%. The $1.2 million, or 28.8%, increase in net income from fiscal 1991 to 1992 is primarily the result of a $5.6 million, or 33.4%, increase in net interest income, and a $809,000, or 48.9%, increase in other income. These increases were partially offset by a $3.7 million, or 40.0%, increase in other expenses and a $1.5 million, or 44.9%, increase in income taxes.

  NET INTEREST INCOME--Net interest income increased $5.1 million, or 23.0%, to $27.3 million for fiscal 1993, compared to $22.2 million for fiscal 1992. The fiscal 1992 net interest income represents a $5.6 million, or 33.4%, increase from net interest income of $16.6 million for fiscal 1991. The increase from fiscal 1992 to fiscal 1993 is attributable to a $132.0 million increase in average interest-earning assets and, to a lesser degree, to an increase in the average interest rate spread from 3.26% in fiscal 1992 to 3.40% in fiscal 1993, and an increase in the net interest margin from 3.59% to 3.64% for such periods. The average interest rate spread was 2.88% and the net interest margin was 3.43% in fiscal 1991.

  Interest income increased $3.9 million, or 7.5%, during fiscal 1993, as a result of a $132.0 million increase in average interest-earning assets, which was somewhat offset by a decrease in the average yield on interest-earning assets from 8.39% in fiscal 1992 to 7.43% in fiscal 1993. The increase in average interest-earning assets includes a $120.7 million increase in average loans receivable and a $17.8 million increase in average mortgage-backed securities. The growth in the average loan portfolio during fiscal 1993 compared to fiscal 1992 reflects strong loan origination activity of $209.9 million in fiscal 1993, principally of 1-4 family loans, as well as the acquisition of $85.0 million of loans of Danbury Federal in March 1992. The growth in the average loan portfolio was significantly offset by a 122 basis point decline in the average yield on such assets and a 66 basis point decrease in the average yield on mortgage-backed securities.

  Interest income increased $4.6 million, or 9.8%, in fiscal 1992 compared to fiscal 1991, primarily as a result of a $133.0 million increase in average interest-earning assets, which was somewhat offset by a 135 basis point decline in the average yield on such assets. The primary components of the increase in average interest-earning assets from fiscal 1991 to fiscal 1992 were a $79.9 million increase in the average loans receivable portfolio and a $47.0 million increase in the average investment securities portfolio, primarily attributable to the Danbury Federal and Brookfield Bank acquisitions. In those acquisitions, on a combined basis, Eagle acquired $85.0 million of loans and $98.8 million of cash, substantially all of which cash was invested initially in investment securities.

  Interest expense was $28.5 million in fiscal 1993, a decrease of $1.2 million, or 4.1%, from $29.7 million in fiscal 1992. This decrease was due to a decline in the average cost of deposits and borrowed money to 4.03% in fiscal 1993 from 5.13% in fiscal 1992, offset by an increase in the average balance of these funds by $127.1 million, reflecting a $129.9 million increase in the average balance of deposits.

  Interest expense was $29.7 million in fiscal 1992, or $941,000 less than fiscal 1991. While interest expense declined only slightly, there was a 173 basis point decline in the average cost of interest-bearing liabilities. This substantial decrease in average cost, coupled with a $10.6 million decrease in the average balance of borrowed funds, was largely offset by a $143.0 million increase in average deposits, primarily as a result of the Danbury Federal and Brookfield Bank acquisitions. As a result of declining market interest rates, the average cost of such funds decreased to 5.13% in fiscal 1992 from 6.86% in fiscal 1991.

  The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. During the periods indicated, non-accrual loans are included in the loans receivable category.

                                                    YEARS ENDED SEPTEMBER 30,
                          -----------------------------------------------------------------------------
                                    1993                      1992                      1991
                          ------------------------- ------------------------- -------------------------
                                   INTEREST AVERAGE          INTEREST AVERAGE          INTEREST AVERAGE
                          AVERAGE  INCOME/  YIELD/  AVERAGE  INCOME/  YIELD/  AVERAGE  INCOME/  YIELD/
                          BALANCE  EXPENSE   COST   BALANCE  EXPENSE   COST   BALANCE  EXPENSE   COST
                          -------- -------- ------- -------- -------- ------- -------- -------- -------
                                                     (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning assets:
 Loans receivable (a)...  $625,446 $48,614    7.77% $504,789 $45,404    8.99% $424,852 $42,238    9.94%
 Mortgage-backed
  securities............    29,668   1,859    6.27    11,841     820    6.93     5,797     507    8.75
 Investment securities..    94,919   5,271    5.55   100,605   5,616    5.58    54,732   4,526    8.27
 Federal funds sold.....       320      10    3.13     1,140      44    3.86       --      --      --
                          -------- -------   -----  -------- -------   -----  -------- -------   -----
 Total interest-earning
  assets................   750,353  55,754    7.43   618,375  51,884    8.39   485,381  47,271    9.74
                                   -------   -----  -------- -------   -----  -------- -------   -----
Non-interest-earning
 assets.................    26,306                    22,532                    18,117
                          --------                  --------                  --------
 Total assets...........  $776,659                  $640,907                  $503,498
                          ========                  ========                  ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY:
Interest-bearing
 liabilities:
 Deposits (b)...........  $700,003  27,960    3.99  $570,103  29,026    5.09  $427,143  29,048    6.80
 FHLB advances..........     5,629     494    8.78     7,706     634    8.23    18,607   1,555    8.36
 Other borrowings.......       416      15    3.61     1,112      38    3.42       803      36    4.48
                          -------- -------   -----  -------- -------   -----  -------- -------   -----
 Total interest-bearing
  liabilities...........   706,048  28,469    4.03   578,921  29,698    5.13   446,553  30,639    6.86
                          -------- -------   -----  -------- -------   -----  -------- -------   -----
Non-interest-bearing
 liabilities............    13,078                     9,274                     7,124
                          --------                  --------                  --------
 Total liabilities......   719,126                   588,195                   453,677
Shareholders' equity....    57,533                    52,712                    49,821
                          --------                  --------                  --------
 Total liabilities and
  shareholders' equity..  $776,659                  $640,907                  $503,498
                          ========                  ========                  ========
Excess of interest-
 earning assets over
 interest-bearing
 liabilities/net
 interest income........  $ 44,305 $27,285          $ 39,454 $22,186          $ 38,828 $16,632
                          ======== =======          ======== =======          ======== =======
Ratio of interest-
 earning assets to
 interest-bearing
 liabilities............                     106.3%                    106.8%                    108.7%
                                             =====                     =====                     =====
Net interest income.....           $27,285                   $22,186                   $16,632
                                   =======                   =======                   =======
Average interest rate
 spread.................                      3.40%                     3.26%                     2.88%
Net interest margin (c).                      3.64                      3.59                      3.43

- --------
(a) Interest income includes loan origination fees of $574,000, $263,000 and $394,000 in fiscal 1993, 1992 and 1991, respectively.
(b) Includes non-interest-bearing demand deposits which averaged $10.8 million, $7.0 million and $4.7 million for fiscal 1993, 1992 and 1991, respectively.
(c) Net interest income divided by average interest-earning assets.

  The following table allocates the period-to-period changes in the Company's various categories of interest income and interest expense between changes due to changes in volume (calculated by multiplying the change in average volume of the related interest-earning asset or interest-bearing liability category by the prior year's rate), changes due to changes in rate (change in rate multiplied by prior year's volume) and changes due to changes in rate-volume (changes in rate multiplied by changes in volume).

                                      YEAR ENDED                           YEAR ENDED
                              SEPTEMBER 30, 1993 V. 1992           SEPTEMBER 30, 1992 V. 1991
                              INCREASE (DECREASE) DUE TO           INCREASE (DECREASE) DUE TO
                          -------------------------------------  ----------------------------------
                                               RATE/                                RATE/
                            RATE     VOLUME    VOLUME    TOTAL     RATE    VOLUME   VOLUME   TOTAL
                          --------  --------  --------  -------  --------  -------  ------  -------
                                                    (IN THOUSANDS)
Interest-earning assets:
 Loans receivable.......  $ (6,169) $ 10,853  $ (1,474) $ 3,210  $ (4,546) $ 8,042  $ (330) $ 3,166
 Mortgage-backed
  securities............       (78)    1,234      (117)   1,039      (106)     529    (110)     313
 Investment securities
  (a)...................       (30)     (317)        1     (346)     (974)   3,451  (1,343)   1,134
 Federal funds sold.....        (9)      (32)        8      (33)      --       --      --       --
                          --------  --------  --------  -------  --------  -------  ------  -------
 Total interest-earning
  assets................    (6,286)   11,738    (1,582)   3,870    (5,626)  12,022  (1,783)   4,613
                          --------  --------  --------  -------  --------  -------  ------  -------
Interest-bearing
 liabilities:
 Deposits...............    (6,255)    6,614    (1,425)  (1,066)   (7,304)   9,721  (2,439)     (22)
 FHLB advances..........        42      (171)      (11)    (140)     (104)    (883)     66     (921)
 Other borrowings.......         2       (24)       (1)     (23)       (9)      14      (3)       2
                          --------  --------  --------  -------  --------  -------  ------  -------
 Total interest-bearing
  liabilities...........    (6,211)    6,419    (1,437)  (1,229)   (7,417)   8,852  (2,376)    (941)
                          --------  --------  --------  -------  --------  -------  ------  -------
Net change in net
 interest income before
 provision for loan
 losses.................  $    (75) $  5,319  $   (145) $ 5,099  $  1,791  $ 3,170  $  593  $ 5,554
                          ========  ========  ========  =======  ========  =======  ======  =======

- --------
(a) Investment securities include interest-bearing deposits, investment securities and FHLB stock.

  PROVISION FOR LOAN LOSSES--The provision for loan losses totaled $1.7 million in fiscal 1993 compared to $1.6 million in fiscal 1992 and $1.7 million in fiscal 1991. Net loan charge-offs for each of the fiscal years ended September 30, 1993, 1992 and 1991 were $714,000 (or 0.11% of average net loans receivable), $938,000 (or 0.19% of average net loans receivable) and $592,000 (or 0.14% of average net loans receivable). At September 30, 1993, Eagle's allowance for loan losses was $5.0 million, or 0.76%, of loans receivable, compared to $4.0 million, or 0.70%, and $1.5 million, or 0.36%, at September 30, 1992 and 1991, respectively. The level of provisions in each fiscal year reflects management's determination as to the adequacy of the allowance for loan loss reserves based on, among other things, an analysis of the risk elements of the loans receivable portfolio, current trends related to loan payments and general economic conditions as well as volume growth and composition of the loan portfolio. For fiscal 1992, in addition to the $1.6 million provision, Eagle increased the allowance for loan losses by $1.8 million in connection with the acquisition of $85.0 million of loans of Danbury Federal transaction. See "--Financial Condition--Allowance for Loan Losses."

  OTHER INCOME--Other income was $2.5 million for both fiscal 1993 and 1992, compared to $1.7 million for fiscal 1991. Customer service fee income, the largest component of other income, was $1.7 million, $1.3 million and $887,000, in fiscal 1993, 1992 and 1991, respectively. These fee income increases are attributable both to increased checking account activity, as well as growth in Eagle's deposits, primarily as a result of the Danbury Federal and Brookfield Bank acquisitions. Other non-interest income in fiscal 1992 was $1.2 million, compared to $764,000 in each of fiscal years 1993 and 1991. Included in other non-interest income for fiscal 1992 was $112,500 received in settlement of a lawsuit regarding four real estate owned properties disposed of in prior years, as well as a recovery of prior year's legal fees of $17,000 relating to such lawsuit, plus $120,000 of one-time loan servicing fees resulting from a temporary loan servicing arrangement with the RTC as part of the Danbury Federal acquisition.

  OTHER EXPENSES--Other expenses increased $3.4 million, or 25.9%, to $16.3 million in fiscal 1993 compared to $12.9 million in fiscal 1992. The largest contributing factor to this increase is that fiscal 1993 results include a full year of operating expenses from the Danbury Federal and Brookfield Bank acquisitions, which were completed in mid-fiscal 1992. Compensation, payroll taxes and benefits increased $1.4 million to $7.4 million for fiscal 1993 from $6.0 million for fiscal 1992, and occupancy expenses increased $391,000 to $1.9 million for fiscal 1993 from $1.5 million for fiscal 1992, due primarily to staffing and operating the seven acquired banking offices. An increase of $125,000 in advertising relates to the promotion of the acquired banking offices in the greater Danbury area, as well as marketing of new product lines. An increase of $233,000 in federal insurance premiums reflects an increase in insurable deposits acquired, as well as growth in the deposit portfolio excluding the acquisitions. Data processing expenses increased $194,000 to $1.1 million for fiscal 1993 from $882,000 for fiscal 1992. Approximately two-thirds of the increase is attributable to servicing the loan and deposit products acquired in the Danbury Federal and Brookfield Bank transactions. In general, most operating expenses, such as office supplies, postage and telephone, increased due to operating an additional seven banking offices. Expenses relating to the operation of real estate acquired in settlement of loans increased $189,000 and includes both carrying and acquisition/disposal costs while the provision for real estate owned losses increased $48,000 between periods based on an ongoing assessment of the properties owned.

  Other expenses increased $3.7 million, or 40.0%, to $12.9 million in fiscal 1992 compared to $9.2 million in fiscal 1991. The largest contributing factor was an increase of $1.4 million, or 24.2%, for compensation, payroll taxes and benefits and relates primarily to the acquisition and staffing for the latter part of fiscal 1992 of the seven banking offices acquired in the Danbury Federal and Brookfield Bank transactions. Also contributing was an increase of $400,000 for office occupancy pertaining to the relocation of an existing banking office, the opening of a new banking office and the seven banking offices acquired. Increases of $335,000 for federal insurance premiums, and $208,000, or 30.9%, for data processing expense both result from the larger deposit base. Marketing expense, including costs for promotion of the new, relocated, and acquired banking offices, increased $111,000, or 37.2%. The provision for real estate owned losses increased $198,000 between periods and was based on an ongoing assessment of the properties owned. Expenses relating to the operation of real estate acquired in settlement of loans increased by $389,000 and include both carrying and acquisition/disposal costs. Other expenses increased by $694,000, reflecting the increased costs associated with the operation of seven additional banking offices.

  INCOME TAXES--Income tax expense increased to $5.6 million in fiscal 1993 from $4.9 million in fiscal 1992 and $3.4 million in fiscal 1991. The increased amount of income tax expense in each successive year reflects increased income of Eagle. Eagle's effective tax rate for fiscal years 1993, 1992 and 1991 was 47.8%, 48.7% and 45.7%, respectively. Income tax expense was in excess of the federal statutory corporate rate, primarily as a result of state income taxes, limitations on the deductibility of Eagle's provisions for loan losses, and losses on the sale of real estate owned. See Note 10 to Consolidated Financial Statements.

FINANCIAL CONDITION

  Total assets of the Company increased to $1.1 billion at June 30, 1994 from $792.5 million at September 30, 1993 and $751.2 million at September 30, 1992. The growth in assets from fiscal year end 1992 to 1993 reflects $209.9 million of total loan originations during the year, which resulted in an increase of $88.2 million in the net loans receivable portfolio from fiscal year end 1992 to 1993. The growth from fiscal year end 1993 to June 30, 1994 reflects primarily Eagle's acquisition of certain assets and assumption of certain liabilities of the Bank of Hartford from the FDIC.

  In the Bank of Hartford acquisition, which was completed on June 10, 1994, Eagle recorded an additional $276.0 million of assets. The assets acquired included $80.6 million of loans, (substantially all of which were 1-4 family first mortgage and home equity loans) before giving effect to the $190,000 premium paid on such loans and an additional $3.5 million allowance for loan losses recorded in connection with such loans. See "--Allowance for Loan Losses." Eagle also acquired $112.4 million of cash, other amounts due from banks and cash receivables due from the FDIC, $72.7 million of investment securities (substantially all of which were U.S. Treasury and government agency securities), and $13.6 million of other assets. The $13.6 million of other assets included $8.7 million of goodwill, $2.4 million of core deposit intangibles, $1.4 million of interest receivable on the purchased loans, $880,000 of mortgage servicing rights and $260,000 of real estate acquired in settlement of loans. Also, as part of the Bank of Hartford acquisition, Eagle intends to purchase three of the former Bank of Hartford banking offices. See "--Results of Operations--Bank of Hartford Acquisition."

  LOANS RECEIVABLE, NET--The Company's net loans receivable portfolio increased to $775.1 million at June 30, 1994 from $656.3 million at September 30, 1993 and $568.1 million at September 30, 1992. As noted above, the growth in the net loans receivable portfolio reflects strong total loan originations of $209.9 million during fiscal 1993 and $164.1 million during the nine months ended June 30, 1994. Increased loan origination activity during fiscal 1993 and the first nine months of fiscal 1994 is due in substantial part to refinancings of mortgage loans in reaction to generally low market interest rates. Also, in March 1992 Eagle acquired $85.0 million of loans of Danbury Federal, and in June 1994 the Bank acquired $80.6 million of loans in the Bank of Hartford transaction. Substantially all of the loans purchased in these transactions consisted of 1-4 family first mortgage and home equity loans.

  The following table sets forth the composition of the total loan portfolio of Eagle, in dollar amounts and in percentages, at the dates shown, and a reconciliation of loans receivable, net.

                                                         SEPTEMBER 30,
                                          -------------------------------------------------
                          JUNE 30, 1994        1993             1992             1991
                          --------------  ---------------  ---------------  ---------------
                           AMOUNT    %     AMOUNT     %     AMOUNT     %     AMOUNT     %
                          --------  ----  --------  -----  --------  -----  --------  -----
                                            (DOLLARS IN THOUSANDS)
Conventional mortgage
 loans:
 1-4 family units:
 Permanent..............  $675,323  85.9% $573,165   86.3% $481,804   83.5% $365,159   83.5%
 Construction...........     6,611   0.8     5,739    0.9    13,225    2.3     8,380    1.9
 Multi-family units.....    17,731   2.3    18,629    2.8    16,709    2.9    15,453    3.5
 Commercial real estate.    12,495   1.6    11,268    1.6    11,455    2.0     7,260    1.7
 Land (a)...............     6,019   0.8     5,735    0.9     4,517    0.7     3,969    0.9
                          --------  ----  --------  -----  --------  -----  --------  -----
  Total conventional
   loans................   718,179  91.4   614,536   92.5   527,710   91.4   400,221   91.5
                          --------  ----  --------  -----  --------  -----  --------  -----
FHA/VA mortgage loans...         2   --          3    --          5    --          8    --
                          --------  ----  --------  -----  --------  -----  --------  -----
  Total mortgage loans..   718,181  91.4   614,539   92.5   527,715   91.4   400,229   91.5
                          --------  ----  --------  -----  --------  -----  --------  -----
Consumer loans:
 Secured by deposits....     3,219   0.4     3,490    0.5     3,485    0.6     2,878    0.7
 Home improvement.......       442   0.1       402    0.1       411    0.1       484    0.1
 Home equity............    61,962   7.9    43,864    6.6    42,892    7.4    31,871    7.3
 Education..............       252   --        250    0.1       555    0.1       486    0.1
 Personal...............     1,906   0.2     1,488    0.2     1,693    0.3     1,064    0.2
 Automobile.............       133   --        174    --        379    0.1       489    0.1
                          --------  ----  --------  -----  --------  -----  --------  -----
  Total consumer loans..    67,914   8.6    49,668    7.5    49,415    8.6    37,272    8.5
                          --------  ----  --------  -----  --------  -----  --------  -----
  Total loans receivable
   (before net items)...   786,095   100%  664,207  100.0%  577,130  100.0%  437,501  100.0%
                          --------  ====  --------  =====  --------  =====  --------  =====
Add (deduct):
 Unearned discounts and
  premiums..............         2               3                4                5
 Loans in process.......      (114)           (600)          (3,518)          (2,685)
 Allowance for loan
  losses................    (8,370)         (5,005)          (4,011)          (1,544)
 Deferred loan
  origination fees......    (2,478)         (2,261)          (1,481)            (770)
                          --------        --------         --------         --------
  Total loans
   receivable...........  $775,135        $656,344         $568,124         $432,507
                          ========        ========         ========         ========

- --------
(a) Loans for developed building lots, acquisition and development of land and unimproved land.

  Eagle traditionally has concentrated its lending activities on the origination and purchase of loans secured by first mortgage liens for the purchase, refinancing or construction of residential real property. At June 30, 1994, mortgage loans, including those secured by 1-4 family residential units, multi-family residential units, commercial real estate and land, aggregated $718.2 million or 91.4% of Eagle's loans receivable portfolio. At September 30, 1993 and 1992, such mortgage loans aggregated $614.5 million, or 92.5%, and $527.7 million, or 91.4%, respectively. The remaining loans in Eagle's portfolio consist of consumer loans, primarily home equity loans. At June 30, 1994, over 97% of Eagle's loans secured by real estate were secured by property located in Connecticut. Substantially all of the remaining real estate secured loans were originated prior to 1982.

  At June 30, 1994, the Company's largest loan relationship aggregated $5.8 million. That relationship represents six loans, of which $3.0 million are secured by multi-family properties and $2.8 million are secured by commercial properties. At that date, the next largest lending relationship was $3.4 million, representing 12 loans secured by multi-family residential properties. Each other lending relationship aggregated less than $3.0 million.

  At June 30, 1994, 57.8% of Eagle's net loans receivable portfolio consisted of adjustable-rate mortgage and home equity loans, compared to 58.3% and 64.5% at September 30, 1993 and 1992, respectively.

  As a result of generally higher mortgage interest rates and a lower demand for loan refinancing, Eagle anticipates a decline in demand for 1-4 family residential mortgages and, beginning in fiscal 1995, intends to implement strategies which will put more emphasis on originating commercial real estate loans, predominantly on existing structures. This will involve hiring additional personnel with proven experience in commercial real estate loan products. Eagle also intends to put more emphasis on its multi-family and consumer lending programs. The marketing of these loans will focus on Eagle's existing customer base, as well as new relationships within Eagle's primary market areas. By increasing originations of commercial real estate, multi-family and consumer loans, Eagle's goal is to increase the yield on its loan portfolio while offsetting the anticipated decline in 1-4 family residential loan originations. Eagle also anticipates that these loan products generally will be more interest-rate sensitive, with rates typically adjusting from monthly to annually. See "Certain Considerations--Commercial Real Estate, Multi-Family and Consumer Lending."

  At June 30, 1994 commercial real estate loans totaled $12.5 million, consisting of 66 loans with an average balance of $187,000 and secured by a mix of retail and professional office properties. In order to implement its anticipated commercial real estate lending strategies, Eagle is currently seeking to hire an experienced senior commercial lender, credit analyst and support personnel. In the first year of any commercial real estate lending program, in light of personnel and other start-up costs, Eagle expects such program to have a negligible impact on results of operations. Thereafter, commercial real estate lending is expected to contribute positively to Eagle's net income.

  At June 30, 1994, consumer loans totaled $67.9 million and multi-family loans totaled $17.7 million. Over the next three fiscal years, Eagle plans to place greater emphasis on these loan products, with a three year goal to increase consumer loans outstanding by 50% and multi-family loans by 100%. Eagle intends to continue emphasizing home equity loans (91.2% of consumer loans at June 30, 1994), as well as automobile and personal loans. The increase in multi-family loans is expected to develop from an increase in demand for rental units in Eagle's primary market areas. As to both consumer and multi-family lending, Eagle intends to utilize its existing credit programs and personnel, although multi-family lending personnel will be supplemented by the credit analyst expected to be hired for commercial real estate lending.

  ALLOWANCE FOR LOAN LOSSES--At June 30, 1994, Eagle's allowance for loan losses totaled $8.4 million, compared to $5.0 million at September 30, 1993, and $4.0 million at September 30, 1992.

Management monitors the adequacy of the allowance for loan losses and periodically makes additions based upon an ongoing assessment of the loan portfolio. During the nine months ended June 30, 1994, in addition to a $900,000 provisions for loan losses, Eagle increased the allowance by $3.5 million in connection with the acquisition of $80.6 million of loans in the Bank of Hartford transaction. During fiscal 1992, in addition to a $1.6 million provision for loan losses, Eagle increased the allowance by $1.8 million in connection with the acquisition of $85.0 million of loans in the Danbury Federal transaction.

  The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated.

                             NINE MONTHS      YEAR ENDED SEPTEMBER 30,
                            ENDED JUNE 30, -----------------------------------
                                 1994       1993    1992     1991   1990  1989
                            -------------- ------  -------  ------  ----  ----
                                        (DOLLARS IN THOUSANDS)
Balance at beginning of
 period...................     $ 5,005     $4,011  $ 1,544  $  484  $196  $113
Loans charged-off:
 1-4 family mortgage
  loans...................        (681)      (332)    (891)   (487)   (1)  (30)
 Multi-family, commercial
  real estate and land
  loans...................        (405)      (582)    (249)    (70)    0     0
 Consumer loans...........         (61)       (44)     (10)    (64)   (4)   (8)
                               -------     ------  -------  ------  ----  ----
 Total loans charged off..      (1,147)      (958)  (1,150)   (621)   (5)  (38)
Recoveries:
 1-4 family mortgage
  loans...................         110        235      192      23    12    19
 Multi-family, commercial
  real estate and land
  loans...................           0          7       18       6     0     0
 Consumer loans...........           2          2        2       0     0     3
                               -------     ------  -------  ------  ----  ----
 Total recoveries.........         112        244      212      29    12    22
Provision for loan losses.         900      1,708    1,646   1,652   281    99
Allowance acquired through
 purchase.................       3,500        --     1,759     --    --    --
                               -------     ------  -------  ------  ----  ----
Balance at end of period..     $ 8,370     $5,005  $ 4,011  $1,544  $484  $196
                               =======     ======  =======  ======  ====  ====
Ratio of net charge-offs
 to average loans
 outstanding during the
 period...................        0.15%      0.11%    0.19%   0.14%  --    --
Allowance for loan losses
 to loans receivable (at
 period end)..............        1.07       0.76     0.70    0.36  0.12% 0.05%
Allowance for loan losses
 to non-performing loans
 (at period end)..........         104         77      100      27    13    18

  Management monitors the adequacy of the allowance for loan losses and periodically makes additions in the form of provisions for loan losses based upon an ongoing assessment of the loan portfolio. These provisions are based on an evaluation of the loan portfolio, past loan loss experience, current market and economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The provisions are computed quarterly based on a review of the loan portfolio. The additional $3.5 million and $1.8 million of allowance for loan losses that were booked as part of the Bank of Hartford and Danbury Federal transactions, respectively, were based on management's evaluation of the loans acquired in these transactions. Such evaluation included an analysis of the loss on all delinquent loans as well as the risk of the remaining 1-4 family and consumer loans acquired. The additional allowances were accounted for as an adjustment to the premium paid by Eagle in the Bank of Hartford and Danbury Federal transactions.

  The following table presents an allocation of Eagle's allowance for loan losses by loan category and presents the percent of each loan category to the total loan portfolio at the dates indicated.

                                                    AT SEPTEMBER 30,
                                 AT JUNE 30, ----------------------------------
                                    1994      1993    1992    1991   1990  1989
                                 ----------- ------  ------  ------  ----  ----
                                           (DOLLARS IN THOUSANDS)
BALANCE AT END OF PERIOD APPLI-
 CABLE TO:
1-4 family mortgage loans......    $7,559    $4,234  $3,438  $  885  $379  $ 79
                                     86.7%     87.2%   85.8%   85.4% 86.6% 88.6%
Multi-family, commercial real
 estate and land loans.........    $  725    $  492  $  319  $  399  $ 23  $ 82
                                      4.7%      5.3%    5.7%    6.1%  5.2%   .8%
Consumer loans.................    $   86    $  279     254     260    82    35
                                      8.6%      7.5%    8.6%    8.5%  8.2%  6.6%
                                   ------    ------  ------  ------  ----  ----
  Total allowance for loan
   losses......................    $8,370    $5,005  $4,011  $1,544  $484  $196
                                   ======    ======  ======  ======  ====  ====

  The ratio of allowance for loan losses to non-performing loans was 104%, 77% and 100% at June 30, 1994, September 30, 1993 and September 30, 1992, respectively. This coverage ratio will vary from time to time based upon the composition of, and management's analysis of the risk elements in the loan portfolio, as well as the composition of problem loans. The allowance for loan losses is not based on a percentage of non-performing loans, but on the total portfolio classified by risk group plus estimated losses on individual problem loans.

  The following table sets forth the amount of accruing loans delinquent 60-89 days, the amount of non-accrual loans, the balance of the Company's allowance for loan losses and the coverage ratio of such allowance to the total of loans at the dates indicated. See "--Non-performing Assets" below for definition of non-accrual loans.

                                          JUNE 30,   SEPTEMBER 30, SEPTEMBER 30,
                                            1994         1993          1992
                                          --------   ------------- -------------
                                                 (DOLLARS IN THOUSANDS)
Accruing loans delinquent 60-89 days.....  $1,724(a)    $2,412        $2,332
Non-accrual loans........................   8,027(b)     6,492         3,996
                                           ------       ------        ------
Total....................................  $9,751       $8,904        $6,328
                                           ======       ======        ======
Allowance for loan losses................  $8,370(c)    $5,005        $4,011
Coverage ratio...........................    85.8%        56.2%         63.4%

- --------
(a) Includes $431,000 of loans delinquent 60-89 days or more acquired in the Bank of Hartford transaction.
(b) Includes $2.5 million of non-performing loans acquired in the Bank of Hartford transaction.
(c) Includes an additional $3.5 million of allowance for loan losses established as part of the Bank of Hartford transaction.

  At June 30, 1994, loans delinquent 60 days or more (including non-performing loans) totaled $6.8 million (before giving effect to $2.9 million of such loans acquired in the Bank of Hartford transaction), compared to $8.9 million at September 30, 1993 and $6.3 million at September 30, 1992. Eagle's progress in reducing loans delinquent 60 days or more during the nine months ended June 30, 1994 is attributable to a stabilized Connecticut economy coupled with the Bank's increased collection efforts earlier in the collection cycle.

  Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examination. The OTS completed a regularly scheduled examination of the Bank during 1993 and no changes to the allowance for loan losses were required at that time.

  NON-PERFORMING ASSETS--All mortgage and home equity loans generally are placed on a non-accrual basis when a loan is contractually delinquent for more than three complete calendar months, when collectability is doubtful or when legal action has been instituted. Unsecured consumer loans are placed on a non-accrual basis when a payment default has existed for more than 60 days or when collectability is doubtful or when legal action has been instituted; such loans are fully charged-off when a payment default has existed for 90 days.

  At June 30, 1994, the Company's total non-performing assets, including non-performing (or non-accrual) loans, real estate owned as a result of foreclosure or deed in lieu thereof and in-substance foreclosures, was $12.0 million or 1.09% of total assets. Non-performing assets were $9.2 million or 1.10% of total assets (without giving effect to the $2.8 million of non-performing assets acquired in the Bank of Hartford transaction). This compares to non-performing assets of $12.0 million, or 1.51% of total assets, at September 30, 1993 and $10.4 million, or 1.38% of total assets, at September 30, 1992. Exclusive of the non-performing assets acquired in the Bank of Hartford transaction, the amount of non-performing assets has declined during the nine months ended June 30, 1994. Management believes this trend reflects the stabilization in the real estate market and economy in Connecticut over the past 12-18 months.

  The following table sets forth information regarding Eagle's non-performing assets at the dates indicated. At each date indicated, Eagle had no troubled debt restructurings or accruing loans 90 days or more past due.

                                                         AT SEPTEMBER 30,
                                          AT JUNE 30, ------------------------
                                             1994      1993     1992     1991
                                          ----------- -------  -------  ------
                                                (DOLLARS IN THOUSANDS)
Loans accounted for on a non-accrual ba-
 sis:
 Mortgage loans:
  Residential............................   $ 6,619   $ 5,407  $ 2,801  $4,997
  Multi-family and commercial............       196       196      513     --
 Consumer loans..........................        22        18       49      20
 Home equity loans.......................     1,190       871      633     673
Real estate acquired through foreclosure
 and in-substance foreclosures, net......     3,932     5,471    6,403   3,811
                                            -------   -------  -------  ------
  Total non-performing assets............   $11,959   $11,963  $10,399  $9,501
                                            =======   =======  =======  ======
Non-performing assets to loans
 receivable, net and real estate owned...      1.54%     1.81%    1.81%   2.18%
Non-performing assets to total assets....      1.09      1.51     1.38    1.81
Net charge-offs to average loans
 receivable, net (for the period)........      0.15      0.11     0.19    0.14

  At June 30, 1994, non-performing assets (including the $2.8 million acquired in the Bank of Hartford transaction) included $8.0 million in non-performing loans (consisting of loans delinquent 90 days or more) and $3.9 million in real estate owned and in-substance foreclosures. Approximately $30,000 in interest income was recognized on non-performing loans during the nine-month period ended June 30, 1994. If these loans had been performing in accordance with their original terms, approximately $404,000 would have been received during the nine-month period ended June 30, 1994. At September 30, 1993, non-performing assets included $6.5 million in non-performing loans and $5.5 million in real estate owned and in-substance foreclosures. At September 30, 1992, non-performing assets included $4.0 million in non-performing loans and $6.4 million in real estate owned and in-substance foreclosures.

  Although the level of non-performing loans has declined in the nine months ended June 30, 1994 (before giving effect to the non-performing assets acquired in the Bank of Hartford transaction), management expects a number of the non-performing loans to become real estate owned. The overall level of real estate owned will depend on the number of loans which can be resolved prior to foreclosure and the ability of Eagle to sell properties which it owns. The Company aggressively markets properties and has been able to decrease the level of real estate owned during the nine months ended June 30, 1994. A more active real estate market reduces the level of non-performing loans and real estate owned as properties are sold. Demand for 1-4 family residential properties in the Company's market areas has been strong in recent months.

  MORTGAGE-BACKED AND INVESTMENT SECURITIES--The Company's total holdings of mortgage-backed and investment securities increased to $173.9 million at June 30, 1994 from $88.4 million at September 30, 1993, having previously decreased from $117.7 million at September 30, 1992. The increase from fiscal year end 1993 to June 30, 1994 reflects the purchase of investment securities funded with matching FHLB advances, as well as the acquisition of $72.7 million of investment securities, substantially all of which are U.S. Treasury and agency securities, in the Bank of Hartford transaction. The decrease from fiscal year end 1992 to 1993 reflects the use of proceeds from maturities and amortization, as well as the sale of $12.0 million of investment securities, to fund the Bank's strong loan origination activity in 1993.

  The Company's investment portfolio at June 30, 1994 was comprised primarily of U.S. Treasury and government agency securities and other investment securities rated in the top grade by at least one nationally recognized rating agency. The collateralized mortgage obligation portion of the investment portfolio contains no derivative investment securities such as interest only tranches, principal only tranches or strips. The mortgage-backed securities held by Eagle are subject to interest rate and prepayment risks customarily associated with such securities. The average weighted life of mortgage-backed securities will differ from contractual maturities, depending upon the rate of prepayments. Borrowers on the underlying mortgages may have the right to prepay their loans with or without prepayment penalties. In a declining interest rate environment, more borrowers than would otherwise be anticipated may choose to prepay their loans in order to refinance the loans at lower rates. As a result, the actual yield on mortgage-backed securities may be less than the expected yields based upon prepayment experience.

  The following table sets forth the composition of Eagle's mortgage-backed and investment securities portfolio at the dates indicated.

                             AT JUNE 30,                         AT SEPTEMBER 30,
                          ------------------- ------------------------------------------------------
                                 1994               1993               1992              1991
                          ------------------- ----------------- ------------------ -----------------
                            BOOK      % OF     BOOK     % OF      BOOK     % OF     BOOK     % OF
                           VALUE    PORTFOLIO  VALUE  PORTFOLIO  VALUE   PORTFOLIO  VALUE  PORTFOLIO
                          --------  --------- ------- --------- -------- --------- ------- ---------
                                                   (DOLLARS IN THOUSANDS)
Investment Securities:
 U.S. Treasury
  securities............  $  2,913      1.7%  $ 4,098     4.6%  $  6,003     5.1%  $ 5,015    11.0%
 U.S. government
  agencies and
  corporations..........    16,404      9.4     8,993    10.2     13,344    11.3     5,358    11.8
 Collateralized mortgage
  obligations...........    45,705     26.2    23,223    26.3     39,412    33.5    19,013    41.9
 Other bonds and notes..    19,284     11.0    10,465    11.8     13,907    11.8     8,720    19.2
 Mutual fund and
  marketable equity
  securities, net.......    17,599     10.1    15,700    17.8     13,353    11.4     2,021     4.5
Mortgage-backed
 securities.............    72,712     41.6    25,953    29.3     31,652    26.9     5,248    11.6
                          --------    -----   -------   -----   --------   -----   -------   -----
 Total book value of
  portfolio.............   174,617    100.0%   88,432   100.0%   117,671   100.0%   45,375   100.0%
                                      =====             =====              =====             =====
Less net unrealized
 loss...................      (675)               --                 --                --
                          --------            -------           --------           -------
 Total net book value of
  portfolio.............  $173,942            $88,432           $117,671           $45,375
                          ========            =======           ========           =======
 Total market value of
  portfolio.............  $172,784            $88,303           $120,373           $45,914

  The following table sets forth the maturities of Eagle's mortgage-backed and investment securities at June 30, 1994 and the weighted average yields of such securities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                          WITHIN ONE YEAR WITHIN FIVE YEARS     WITHIN 10 YEARS   AFTER 10 YEARS
                          --------------- --------------------  ---------------- -----------------
                                 WEIGHTED            WEIGHTED           WEIGHTED          WEIGHTED
                                 AVERAGE              AVERAGE           AVERAGE           AVERAGE
                          AMOUNT  YIELD    AMOUNT      YIELD    AMOUNT   YIELD    AMOUNT   YIELD
                          ------ -------- ---------- ---------  ------- -------- -------- --------
                                                 (DOLLARS IN THOUSANDS)
Investment Securities:
 U.S. Treasury
  securities............  $1,600   5.79%  $    1,313      6.32% $   --     -- %  $    --     -- %
 U.S. government
  agencies and
  corporations..........   1,499   5.95        9,977      6.78      --     --         --     --
 Collateralized mortgage
  obligations...........     --     --         1,867      6.69      107   6.47     43,731   6.32
 Other bonds and notes..   2,101   6.57        7,205      6.25      999   4.66      9,088   5.93
 Mutual fund and
  marketable equity
  securities, net.......     --     --           --        --       --     --         --     --
                          ------   ----   ----------   -------  -------   ----   --------   ----
 Subtotal...............   5,200   6.15       20,362      6.55    1,106   4.84     52,819   6.26
 Other (a)..............     --     --           800       N/A      --     --       4,128    N/A
                          ------   ----   ----------   -------  -------   ----   --------   ----
 Total investment
  securities............   5,200   6.15       21,162      6.55    1,106   4.84     56,947   6.26
Mortgage-backed
 securities.............     --     --         7,650      6.77   11,268   8.25     53,794   7.32
                          ------   ----   ----------   -------  -------   ----   --------   ----
 Total mortgage-backed
  and investment
  securities............  $5,200   6.15%  $   28,812      6.61% $12,374   7.94%  $110,741   6.80%
                          ======   ====   ==========   =======  =======   ====   ========   ====

- --------
(a) Consists of FHLB securities acquired from the FDIC in the Bank of Hartford acquisition. These securities do not meet Eagle's investment securities criteria. Eagle is seeking to have the FDIC exclude them from the Bank of Hartford acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Bank of Hartford Acquisition."

  The aggregate carrying amounts and market values of Eagle's mortgage-backed and investment securities at June 30, 1994 are as follows:

                                                    GROSS      GROSS
                                           BOOK   UNREALIZED UNREALIZED  MARKET
                                          VALUE     GAINS      LOSSES    VALUE
                                         -------- ---------- ---------- --------
                                                     (IN THOUSANDS)
Investment Securities:
  U.S. Treasury securities.............. $  2,913    $  6      $    1   $  2,918
  U.S. government agencies and corpora-
   tions................................   16,404      34          78     16,360
  Collateralized mortgage obligations...   45,705      51         351     45,405
  Other bonds and notes.................   19,284     167         476     18,975
  Mutual fund and marketable equity se-
   curities, net........................   17,599     --          784     16,815
Mortgage-backed securities..............   72,712     149         550     72,311
                                         --------    ----      ------   --------
    Total mortgage-backed and investment
     securities, and securities
     available for sale................. $174,617    $407      $2,240   $172,784
                                         ========    ====      ======   ========

  DEPOSITS--Deposits increased to $982.7 million at June 30, 1994 from $706.2 million at September 30, 1993 and $677.7 million at September 30, 1992. The growth in deposits includes the July 1993 purchase of a banking office located in Brookfield, Connecticut with $8.2 million in deposits and the assumption of $275.0 million of deposits of the Bank of Hartford in June 1994. Total borrowings increased to $31.6 million at June 30, 1994 from $16.3 million at September 30, 1993 and $7.3 million at September 30, 1992. The increase in borrowed money for the first nine months of fiscal 1994 and in fiscal 1993 reflects the use of FHLB advances to fund a portion of loan originations and to purchase investment securities with matching durations. Loan originations also were funded with loan repayments and deposits. The decrease in borrowings from fiscal year end 1991 to fiscal year end 1992 is attributable to the cash received by Eagle in connection with the Danbury Federal and Brookfield Bank transactions, thereby reducing Eagle's need for borrowed funds.

   The following table sets forth the deposit accounts of Eagle in dollar amounts and as percentages of total deposits at the dates indicated.

                         AT JUNE 30,                                         AT SEPTEMBER 30,
                  -------------------------- --------------------------------------------------------------------------------
                             1994                       1993                       1992                       1991
                  -------------------------- -------------------------- -------------------------- --------------------------
                  WEIGHTED            % OF   WEIGHTED            % OF   WEIGHTED            % OF   WEIGHTED            % OF
                  AVERAGE            TOTAL   AVERAGE            TOTAL   AVERAGE            TOTAL   AVERAGE            TOTAL
                    RATE    AMOUNT  DEPOSITS   RATE    AMOUNT  DEPOSITS   RATE    AMOUNT  DEPOSITS   RATE    AMOUNT  DEPOSITS
                  -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                                                            (DOLLARS IN THOUSANDS)
Balance by ac-
count type:
 Non-interest
 bearing.........     --%  $ 22,601    2.3%      --%  $ 12,999    1.8%      --%  $ 12,088    1.8%      --%  $  5,379    1.2%
 Regular savings.   2.05    168,652   17.2     2.50    117,847   16.7     3.50    103,755   15.3     5.03     69,842   15.2
 NOW accounts....   0.99     78,468    8.0     1.25     52,768    7.5     2.70     43,672    6.4     4.12     29,051    6.3
 Money market ac-
 counts..........   2.67    157,137   15.9     2.90    135,413   19.2     3.67    136,054   20.1     5.39     66,314   14.5
                           --------  -----            --------  -----            --------  -----            --------  -----
                            426,858   43.4             319,027   45.2             295,569   43.6             170,586   37.2
                           --------  -----            --------  -----            --------  -----            --------  -----
Certificate
accounts with
original
maturities of:
 Six months or
 less............   3.46    122,028   12.4     3.50     82,890   11.7     4.13     91,218   13.5     5.87     83,946   18.3
 Over six months
 to one year.....   3.56    106,380   10.8     3.62     79,396   11.2     4.76    124,112   18.3     6.83     99,333   21.7
 Over one year to
 two years.......   4.37    124,318   12.7     4.75     78,086   11.1     5.72     61,050    9.0     7.75     31,665    6.9
 Over two years..   5.31    203,089   20.7     6.22    146,815   20.8     6.91    105,752   15.6     7.71     72,544   15.9
                           --------  -----            --------  -----            --------  -----            --------  -----
                            555,815   56.6             387,187   54.8             382,132   56.4             287,488   62.8
                           --------  -----            --------  -----            --------  -----            --------  -----
                           $982,673  100.0%           $706,214  100.0%           $677,701  100.0%           $458,074  100.0%
                           ========  =====            ========  =====            ========  =====            ========  =====

ASSET AND LIABILITY MANAGEMENT

  Net interest income, the primary component of the Company's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Company has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities and repricings of its interest-sensitive assets and liabilities. At the same time, the Company's asset and liability management strategies also must accommodate customer demands for particular types of deposit and loan products.

  While much of the Company's asset and liability management efforts involve strategies which increase the rate sensitivity of its loans and investments, such as originations of adjustable rate loans and purchases of adjustable rate mortgage-backed securities and short term investments, it also uses certain techniques to reduce the rate sensitivity of its deposits and borrowed money. Those techniques include attracting longer term certificates of deposit when the market will permit, emphasizing core deposits which are less sensitive to changes in interest rates, and borrowing through long-term FHLB advances. At June 30, 1994 and September 30, 1993, 57.8% and 58.3%, respectively, of Eagle's net loans receivable portfolio consisted of adjustable-rate mortgage and other loans. While Eagle has generally retained its local loan originations in portfolio, it may from time to time sell loans to maintain an acceptable interest rate sensitivity tolerance.

  The Company measures its exposure to rate fluctuations on a quarterly basis primarily by using a computer modeling system designed for savings institutions such as Eagle Federal. The computer modeling system quantifies the approximate impact that increases and decreases in interest rates would have on Eagle's net interest income. Under the model, interest rates are assumed to move to specified levels on an immediate or "shock" basis. The Board-approved tolerance for decreases in net interest income is up to 20%, based upon the model's prediction of the impact of an immediate 200 basis point increase in interest rates. At June 30, 1994, according to the computer model and using asset and liability repricing assumptions based on Eagle's historical experience, if interest rates were to immediately increase by 200 basis points the negative impact on the Company's net interest income would be within the Board-approved tolerance level.

  The Company also monitors other indicators of interest rate risk. One commonly used measure of interest rate risk exposure is reflected in the Company's one-year cumulative gap, which is the difference between rate sensitive assets and rate sensitive liabilities maturing or repricing within one year. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

  At June 30, 1994, the Company's one-year gap was positive 2.7%. The Company's current asset liability management strategy is to maintain a one-year gap within a tolerance of plus or minus 15%. However, the Company believes there are certain shortcomings inherent in the gap analysis and, accordingly does not rely solely on gap analysis as an accurate measure of interest rate risk. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

  The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1994 which are expected to mature or reprice in each of the time periods shown.

                                              REPRICING   REPRICING  REPRICING  REPRICING
                                     PERCENT    WITHIN     WITHIN     WITHIN      OVER
                            AMOUNT   OF TOTAL 0-3 MONTHS 4-12 MONTHS 1-5 YEARS   5 YEARS
                          ---------- -------- ---------- ----------- ---------  ---------
                                              (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable.......  $  778,068    75%    $164,448   $ 270,415  $ 171,629  $171,576
 Mortgage-backed
  securities............      72,712     7        3,153       8,676     33,229    27,654
 Investment securities..     148,858    15       79,249      16,865     48,687     4,057
 Investment securities
  available for sale....      17,600     1        6,777       7,945      2,878       --
 Federal funds sold.....      23,700     2       23,700         --         --        --
                          ----------   ---     --------   ---------  ---------  --------
  Total interest-earning
   assets...............  $1,040,938   100%    $277,327    $303,901  $ 256,423  $203,287
                          ==========   ===     ========   =========  =========  ========
Interest-earning liabil-
 ities:
 Passbook accounts......  $  168,611    17%    $  8,797   $  20,994  $  71,341  $ 67,479
 Certificate accounts...     548,337    54      134,803     207,760    204,759     1,015
 Other deposits (a).....     265,725    26       55,045     112,478     70,100    28,102
 FHLB advances..........      23,750     2          950       2,300     17,000     3,500
 Other borrowings.......       7,892     1        7,892         --         --        --
                          ----------   ---     --------   ---------  ---------  --------
  Total interest-earning
   liabilities..........  $1,014,315   100%    $207,487    $343,532  $ 363,200  $100,096
                          ==========   ===     ========   =========  =========  ========
Periodic repricing
 difference (periodic
 gap)...................                       $ 69,840   $ (39,631) $(106,777) $103,191
                                               ========   =========  =========  ========
Cumulative repricing
 difference (cumulative
 gap)...................                       $ 69,840   $  30,209  $ (76,568) $ 26,623
                                               ========   =========  =========  ========
Cumulative gap to total
 assets.................                            6.3%        2.7%     (7.0%)      2.4%

- --------
(a) Includes non-interest-bearing demand deposits.

  The following assumptions were determined by management in order to prepare the gap table set forth above. Non-amortizing investment securities are shown in the period in which they contractually mature. The table assumes a 15% annual prepayment rate for adjustable-rate, residential mortgage loans based on the Bank's historical prepayment experience. A 10% rate is assumed for 30 year fixed-rate mortgages, based on the Bank's historical prepayment rates for such loans. All other residential and non-residential mortgages are assigned an annual prepayment rate based on the Bank's historical experience. Estimated decay rates on all deposit accounts are based upon industry estimates published by the OTS.

  The interest rate sensitivity of the Company's assets and liabilities could vary substantially if different assumptions were used or if actual experience differs from the assumptions used. For example, if all passbook deposits were assumed to reprice in one year or less, the Company's one-year cumulative gap to total assets would be negative 9.9%.

  Under OTS regulations to be effective as of September 30, 1994, an institution's interest rate risk exposure is measured based upon a 200 basis point change in market interest rates. A savings institution whose measured interest rate risk exposure is greater than specified levels must deduct an interest rate risk component when calculating total capital for purposes of determining regulatory risk-based capital levels. As of June 30, 1994, the Company believes that it would not have been required to deduct any interest rate risk component under the OTS interest rate risk capital regulations.

LIQUIDITY AND CAPITAL RESOURCES

  Total shareholders' equity increased to $64.6 million at June 30, 1994 from $60.4 million at September 30, 1993 and $55.0 million at September 30, 1992. The increase in shareholders' equity from fiscal year end 1992 to 1993 reflects total net income of $6.2 million, offset by cash dividends to shareholders aggregating $1.9 million. Also during fiscal 1993, shareholders' equity increased $1.2 million as a result of reduction in debt related to the Company's employee stock ownership plan, exercise of stock options, and purchases by shareholders under the Company's dividend reinvestment and stock purchase plan. The increase in shareholders' equity during the first nine months of fiscal 1994 reflects total net income of $5.6 million, offset by cash dividends to shareholders aggregating $1.8 million. Also during the period, shareholders' equity increased by $1.1 million as a result of a reduction in debt related to the Company's employee stock ownership plan, exercise of stock options, and purchases by shareholders under the Company's dividend reinvestment and stock purchase plan. This increase was partly offset by a $675,000 reduction in shareholders' equity at June 30, 1994 to reflect net unrealized losses on the Company's mutual fund and marketable equity securities portfolio.

  Management periodically reviews the unrealized losses on securities to assess whether a security has an other than temporary decline in value. At June 30, 1994, management did not believe that any of Eagle's securities had an other than temporary decline in value that should result in a write down of securities and a corresponding decrease in the Company's income. Management continues to monitor whether any portions of the $675,000 net unrealized losses on the Company's mutual fund and marketable securities portfolio (on a pre-tax basis at June 30, 1994) should be reflected through a write-down of such securities during future periods.

  As a member of the FHLB System, the Bank is required to maintain liquid assets at 5% of its withdrawable deposits plus short-term borrowings. At June 30, 1994, the Bank was in compliance with the OTS liquidity requirements, having a ratio of 11.7%.

  The Company's principal sources of funds include deposits, loan payments (including interest, amortization of principal and prepayments), earnings and amortization on investments, maturing investments and FHLB advances. Principal uses of funds include loan originations, investments, payments of interest on deposits, and payments to meet operating expenses. At June 30, 1994, the Company had approximately $75.4 million in loan commitments outstanding including $24.2 million in available home equity lines of credit and $7.5 million in amounts due borrowers for construction loan advances. It is expected that these and future loans will be funded primarily by deposits, loan repayments, investment maturities and amortization and borrowings. The Bank has the aggregate capacity to borrow up to $625.6 million in advances from the FHLB of Boston and will continue to consider this source for borrowing. FHLB advances at June 30, 1994 were $23.7 million, compared to $15.5 million at September 30, 1993 and $5.5 million at September 30, 1992.

  It is the Company's general policy to purchase debt securities (including mortgage-backed securities) with the intent and ability to hold to maturity for purposes of earning interest income and meeting regulatory liquidity requirements. Events which may be reasonably anticipated are considered when determining the Company's intent to hold investment securities to maturity. Such securities are classified as investment securities and are stated at cost adjusted for amortization of premiums and accretion of discounts. Equity securities and mutual fund investments are accounted for, in the aggregate, at the lower of cost or market value with any unrealized loss being recorded as a reduction to shareholders' equity. When a security available for sale is sold, the proceeds are used to fund loans when deposit flows are not adequate, the rates offered on advances are not favorable, and liquidity ratios support such sales. Management believes such an approach to be prudent since it provides an opportunity to reinvest the proceeds from sales of this type into higher yielding mortgage loans. The Company also occasionally sells securities available for sale to restructure an asset/liability mismatch. During the nine months ended June 30, 1994, Eagle sold $2.8 million of investment securities. During fiscal 1993, investment securities sold totaled $12.0 million, producing net gains of $52,000, while maturing investment securities totaled $6.4 million. There were no mortgage-backed securities sold or maturing in fiscal 1993. During fiscal 1992, investment securities and mortgage-backed securities sold totaled $13.3 million, producing net gains of $37,000, while maturing investment securities totaled $22.7 million.

  The Bank is required by the OTS to meet minimum capital requirements, which include tangible capital, core capital and risk-based capital requirements. The Bank's actual capital as reported to the OTS at June 30, 1994 exceeded all three requirements. The following chart sets forth the actual and required minimum levels of regulatory capital for the Bank under applicable OTS regulations as of June 30, 1994:

                                        ACTUAL  PERCENT REQUIRED PERCENT EXCESS
                                        ------- ------- -------- ------- -------
                                                 (DOLLARS IN THOUSANDS)
Core................................... $50,898   4.69% $32,572   3.00%  $18,326
Tangible...............................  50,564   4.66   16,286   1.50    34,278
Risk-based.............................  53,930  10.59   40,726   8.00    13,204

  The OTS has proposed to increase the minimum required core capital ratio from the current 3% level to a range of 4% to 5% for all but the most highly rated financial institutions. While the OTS has not taken final action on such proposal, it has adopted a prompt corrective action regulation that classifies any savings institution that maintains a core capital ratio of less than 4% (3% in the event the institution was assigned a composite 1 rating in its most recent report of examination) as "undercapitalized." As of June 30, 1994, the Bank had a core capital ratio of 4.66% and met the requirements for an "adequately capitalized" institution. Prior to the Bank of Hartford acquisition, Eagle Federal's capital ratios met the requirements for a "well capitalized" institution. Giving effect to completion of this Offering and the intended use of the estimated $16.1 million of net proceeds (excluding exercise of the Underwriter's 15% over-allotment option), on a pro forma basis at June 30, 1994, the Bank would have core, tangible and risk based capital ratios of 6.08%, 6.05% and 13.61%, respectively, and would meet the requirements for a "well capitalized" institution. See "Use of Proceeds."

RECENT ACCOUNTING DEVELOPMENTS

  In May 1993, the Financial Accounting Standards Board ("FASB") issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan. SFAS No. 114 requires that loans be impaired when it is probable that a creditor will be unable to collect all amounts (i.e., principal and interest) contractually due, and that the impairment be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. SFAS No. 114 also allows impairments to be measured based on the loan's market price or the fair value of the collateral if the loan is collateral dependent. The effective date for SFAS No. 114 is for fiscal years beginning after December 15, 1994. Eagle has not yet determined the impact of adoption of this statement.

  In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 generally would require that debt and equity securities that have readily determinable fair values be carried at fair value unless they are classified as held to maturity.

Securities would be classified as held to maturity and carried at amortized cost only if the reporting entity has a positive intent and ability to hold those securities to maturity. If not classified as held to maturity, such securities would be classified as trading securities or securities available for sale. Unrealized holding gains or losses for securities available for sale would be excluded from earnings and reported as a net amount in a separate component of shareholders' equity. The effective date for the statement is for fiscal years beginning after December 15, 1993. Based on the securities held by Eagle at June 30, 1994 the Company does not believe that this statement will have a material effect on the classification of its securities upon adoption. The impact on Eagle's future financial position or results of operations will be based on the future fair values of its securities.

                                   MANAGEMENT

DIRECTORS

  In addition to Ralph T. Linsley and Robert J. Britton (whose backgrounds are described below under "Executive Officers"), the directors of Eagle are as follows:

  Richard H. Alden became a director of Bristol in 1977. Upon the merger of Bristol's holding company with Eagle in 1988, he also became a director of Eagle. He has been engaged in the private practice of law in Bristol, Connecticut since 1962.

  George T. Carpenter became a director of Bristol in 1972. Upon the merger of Bristol's holding company with Eagle in 1988, he also became a director of Eagle. Since 1977, Mr. Carpenter has been President of S. Carpenter Construction Co., President and Treasurer of Carpenter Realty Co. and of Bristol Shopping Plaza, which firms are headquartered in Bristol, Connecticut. Mr. Carpenter is a director of Barnes Group, Inc., a manufacturer of springs and aircraft parts and distributor of automobile parts, which is headquartered in Bristol, Connecticut.

  Theodore M. Donovan became a director of Bristol in 1982. Upon the merger of Bristol's holding company with Eagle in 1988, he also became a director of Eagle. Mr. Donovan has been in the private practice of law in Bristol, Connecticut since 1959.

  Thomas V. LaPorta became a director of Torrington in 1979 and of Eagle upon its formation in 1986. Mr. LaPorta is the President and Chairman of the Board of the LaPorta Funeral Home in Torrington, Connecticut.

  Steven E. Lasewicz, Jr. became a director of Bristol in 1986 and of Eagle in 1990. He has been President of SELCO Controls, Inc. since 1977. The firm is headquartered in West Hartford, Connecticut and installs and services temperature control and building automation systems.

  John F. McCarthy became a director of Torrington in 1984 and of Eagle upon its formation in 1986. He is the President of J&M Sales, Inc., a Torrington-based beer distributorship, and the President of Thames River Recycling Co. in Newington, Connecticut.

  Frank J. Pascale, Chairman of the Board of Eagle, retired as its Chief Executive Officer in August 1991 after 28 years of service with Eagle or Torrington. After his retirement, Mr. Pascale served as a consultant to Eagle until April 1993. Mr. Pascale will retire as Chairman of the Board effective at the 1995 annual meeting.

  Ernest J. Torizzo became a director of Torrington in 1984 and of Eagle upon its formation in 1986. He is Executive Vice President of O&G Industries, Inc., a construction company headquartered in Torrington, Connecticut. Mr. Torizzo is also part owner and a director of Burlington Construction Company in Torrington, Connecticut.

EXECUTIVE OFFICERS

  The executive officers of Eagle Financial are as follows:

  Ralph T. Linsley is Vice Chairman, President and Chief Executive Officer of Eagle and Chairman and Chief Executive Officer of the Bank. He serves as a director of both Eagle and the Bank. He joined Bristol in 1956 and became its President in 1971. Upon the merger of Bristol's holding company with Eagle in 1988, Mr. Linsley became Vice Chairman and President of Eagle while continuing to serve as Chairman, President and Chief Executive Officer of Bristol. He became Chief Executive Officer of Eagle in August 1991 and Chairman and Chief Executive Officer of the Bank upon the merger of Bristol with Torrington in January 1993. Mr. Linsley has advised the Board of Directors that he will retire on September 30, 1994 as President and Chief Executive Officer of Eagle and Chief Executive Officer of the Bank while remaining an employee through December 31, 1994. Mr. Linsley will continue to serve as Vice Chairman and a director of Eagle and as Chairman of the Board and a director of the Bank. Mr. Linsley will also become a consultant to Eagle for a five year period commencing January 1, 1995 following his retirement as an employee.

  Robert J. Britton is Executive Vice President of Eagle and President and Chief Operating Officer of the Bank. He serves as a director of both Eagle and the Bank. He joined Torrington in 1978 and became its Vice President and Chief Lending Officer in 1983 and Executive Vice President in 1989. He has served as an executive officer of Eagle since 1991 and as a director since 1992. Upon the merger of Bristol with Torrington in January 1993, he also became the President, Chief Operating Officer and a director of the Bank. Following Mr. Linsley's retirement on September 30, 1994, Mr. Britton has been selected by the Board of Directors to serve as President and Chief Executive Officer of both Eagle and the Bank. The selection of Mr. Britton as the new Chief Executive Officer is intended by the Board of Directors to provide continuity to Eagle's policies and objectives with no significant changes expected from those followed while Mr. Linsley served as Chief Executive Officer and Mr. Britton as Chief Operating Officer.

  Mark J. Blum is Vice President and Chief Financial Officer of Eagle. He joined Torrington in 1985 and became Treasurer in 1986. He has also held similar positions with Eagle since its formation in 1987. Upon the merger of Bristol with Torrington in January 1993, he also became Senior Vice President and Chief Financial Officer of the Bank.

  Irene K. Hricko is Vice President and Corporate Secretary of Eagle and the Bank. She joined Torrington in 1949 and became its Vice President--Marketing in 1981 and its Vice President and Corporate Secretary in 1983. Upon the merger of Bristol's holding company with Eagle in 1988, she also became Vice President and Corporate Secretary of Bristol. Upon the merger of Bristol with Torrington in January 1993, she also became Vice President and Corporate Secretary of the Bank.

  Ercole J. Labadia is Vice President--Administration of Eagle. He became Bristol's Vice President and Treasurer in 1973, Senior Vice President/Administration in 1982 and Executive Vice President in 1989. He has also held executive positions with Eagle since its 1988 merger of equals with Bristol's holding company. Upon the merger of Bristol with Torrington in January 1993, he became Executive Vice President--Administration and Operations of the Bank.

  Barbara S. Mills is Vice President and Treasurer of Eagle and the Bank. She became Bristol's Comptroller in 1980 and its Vice President, Chief Financial Officer and Treasurer in 1982. Since the 1988 merger of equals with Bristol's holding company, she has held her current positions with Eagle. Her current positions with the Bank have been held since the merger of Bristol with Torrington in January 1993.

STOCK OWNED BY MANAGEMENT

  As of June 30, 1994, directors and executive officers of Eagle as a group (14 persons) beneficially owned 409,365 shares of Common Stock, or 12.4% of the outstanding Common Stock, as determined under Rule 13d-3 of the Exchange Act. This amount includes 27,458 shares allocated to the accounts of executive officers under the Company's employee stock ownership plan, 168,300 shares subject to options which are exercisable within 60 days, and 64,587 shares owned by certain family members or companies affiliated with directors or executive officers of Eagle (some of which the director or executive officer may disclaim beneficial ownership).

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of Eagle consists of 8,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of serial preferred stock, par value $.01 per share ("Preferred Stock"). At September 9, 1994, there were 3,131,911 shares of Common Stock issued and outstanding (excluding 43,066 treasury shares) and no shares of Preferred Stock issued and outstanding. Based on such outstanding shares, upon the completion of this Offering (excluding 43,066 treasury shares), there will be 3,931,911 shares of Common Stock issued and outstanding, or 4,051,911 shares if the Underwriter's 15% over allotment option is fully exercised. See "Capitalization."

  The Common Stock of Eagle represents non-withdrawable capital and is not of an insurable type or insured by the FDIC.

  Under Delaware law, the holders of the Common Stock are entitled to one vote for each share held on all matters voted upon. If Eagle issues Preferred Stock in the future, holders of the Preferred Stock may also possess voting powers.

  In the unlikely event of any liquidation or dissolution of Eagle, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all assets of Eagle available for distribution, in cash or in kind. If Preferred Stock has been issued subsequently, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

  Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued. The Common Stock will not be subject to any call for redemption and, upon receipt by Eagle of the full purchase price therefor, each share of Common Stock will be duly authorized, fully paid and nonassessable.

  The Board of Directors of Eagle is authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred Stock may rank prior to the Common Stock as to dividend rights, liquidation preferences or both, and may have full or limited, multiple, fractional or no voting rights. The holders of Preferred Stock will be entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights which such holders may have.

  The registrar and transfer agent for the Common Stock is First National Bank of Boston.

DIVIDEND LIMITATIONS

  OTS regulations impose limitations on cash dividends and other capital distributions by savings institutions, such as Eagle Federal. Within these limitations, certain "safe harbor" capital distributions are permitted, subject to providing OTS at least 30 days' advance notice. Savings institutions, which have capital in excess of all fully phased-in capital requirements before and after the proposed capital distribution and have not been notified that they are in need of more than normal supervision ("Tier 1 Institutions"), may make capital distributions during a calendar year up to the greater of (i) 100% of net income to date during the calendar year, plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four-quarter period.

  The OTS may prohibit a proposed capital distribution by any savings institution if the OTS determines that such distribution would constitute an unsafe or unsound practice. In addition, FDICIA prohibits an insured depository institution from declaring any dividend or making any other capital distribution if, following the distribution or payment, the institution would be classified as "undercapitalized" or lower. At June 30, 1994, Eagle Federal qualified as a Tier I institution. There can be no assurance that the OTS will permit Eagle Federal to pay dividends to the Company in the amount sufficient to enable Eagle to maintain its current dividend policy.

  Earnings appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by Eagle Federal to pay cash dividends to the Company without the payment of federal income taxes by Eagle Federal at the then current income tax rate on the amount deemed distributed, which would include the amount of any federal income taxes attributable to the distribution. Thus, any dividends to the Company that would reduce amounts appropriated to Eagle Federal's bad debt reserves and deducted for federal income tax purposes could create a significant tax liability for Eagle Federal.

  Unlike Eagle Federal, the Company is not subject to regulatory restrictions on the payment of dividends to its shareholders. However, the Company is subject to the requirements of Delaware law, which generally limits dividends to the amount of a corporation's net assets less paid-in capital.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  The certificate of incorporation and by-laws of Eagle contain various provisions which are designed to encourage potential acquirors to negotiate directly with the Board of Directors and to discourage hostile takeover attempts. Certain of these provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors, but which the shareholders of Eagle might deem to be in their best interest or in which shareholders might receive a substantial premium for their shares over then-current market prices. These provisions include (i) a classified board of directors, (ii) lack of authority for shareholders to call a special meeting,
(iii) authority for Board of Directors to issue up to 2,000,000 shares of Preferred Stock without shareholder approval, (iv) certain restrictions on acquisitions of or offers to acquire 10% or more of the outstanding voting stock of Eagle, (v) supermajority vote requirements for amendments to certain provisions of its certificate of incorporation and by-laws, and (vi) the requirement that certain business combinations either be approved by at least 80% of Eagle's outstanding voting stock or be approved by a two-thirds vote of the Board of Directors or satisfy certain minimum price requirements.

OTHER RESTRICTIONS ON THE ACQUISITION OF STOCK

  For purposes of the restrictions described below, Eagle Federal would be defined as a "savings association" and Eagle as a "savings and loan holding company."

  Federal law provides that no company, "directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions," may acquire "control" of a savings association or holding company thereof at any time without the prior approval of the OTS. In addition, any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. "Control" in this context means ownership of, control of, or holding proxies representing more than 25% of the voting shares of a savings association or holding company thereof or the power to control in any manner the election of a majority of the directors of such savings association or holding company.

  Federal law also provides that no "person," acting directly or indirectly or through or in concert with one or more persons, may acquire "control" of a savings association or holding company thereof, unless at least 60 days' prior written notice has been given to the OTS and the OTS has not objected to the proposed acquisition. "Control" is defined for this purpose as the power, directly or indirectly, to direct the management or policies of a savings association or holding company or to vote more than 25% of any class of voting securities of a savings association or holding company.

  Federal regulations require that, prior to obtaining control of an insured institution (including a holding company thereof), a person, other than a company, must give 60 days' notice to the OTS and have received no OTS objection to such acquisition of control; a company must apply for and receive OTS approval of the acquisition. Control, as defined under federal law, involves a 25% voting stock test, control in any manner of the election of a majority of the institution's directors, or a determination by the OTS that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of an institution's voting stock, if the acquirer also is subject to any one of either "control factors," constitutes a rebuttable determination of control under the regulations. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of an insured institution's stock after the effective date of the regulations must file with the OTS a certification that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will not take action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable.

  Under Section 203 of the Delaware General Corporation Law ("Delaware Law"), a resident domestic corporation may not engage in a business combination with an interested stockholder for a period of three years after the date such person became an interested stockholder, unless (i) prior to such date the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding for determining the number of shares outstanding shares owned by (a) persons who are directors and officers and (b) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the Board of Directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Section 203 of the Delaware Law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including certain mergers, consolidations, asset sales, transfers and other transactions resulting in financial benefit to the interested stockholder. "Interested stockholder" means a person who owns (or within three years prior, did own) 15% or more of the corporation's outstanding stock, and the affiliates and associates of such person.

LIMITATION ON LIABILITY

  As permitted under Delaware Law, certificate of incorporation provides of Eagle that no director of Eagle will be liable for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to Eagle or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for approval of certain unlawful dividends or stock purchases or redemptions and (iv) for any transaction from which the director derived an improper personal benefit. In appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware Law.

                                  UNDERWRITING

  The Underwriter, Keefe, Bruyette & Woods, Inc., has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from Eagle all of the shares of Common Stock offered hereby. The Underwriter is committed to purchase all of such shares if any are purchased.

  The Underwriter has advised Eagle that it proposes initially to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriter may allow, and such dealers may reallow, a discount not in excess of $ per share on sales to certain other dealers. After the initial offering of the Common Stock to the public, the offering price, concession and reallowance may be changed.

  The Company has granted the Underwriter an option for 30 days from the date hereof to purchase up to an additional 120,000 shares of Common Stock to cover over-allotments, if any, at the initial public offering price less the underwriting discount.

  The Company has agreed to indemnify the Underwriter against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

  The Company has agreed with the Underwriter that, for a period of 90 days after the date of this Prospectus, Eagle will not, without the Underwriter's prior written consent, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock and will not issue to the public any shares of Common Stock or securities convertible into, or warrants to purchase, any shares of Common Stock, except pursuant to Eagle's existing stock option plans or its dividend reinvestment and stock purchase plan.

  The Underwriter, dealers or agents may be customers of, engage in transactions with, or perform services for, Eagle and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for Eagle by its counsel, Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters relating to this Offering will be passed upon for the Underwriter by Brown & Wood, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Eagle at September 30, 1993, and for the year then ended, and the statement of assets acquired and liabilities assumed at June 10, 1994, related to the acquisition of certain assets and assumption of certain liabilities of the Bank of Hartford by Eagle Federal, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Eagle at September 30, 1992, and for each of the years in the two year period ended September 30, 1992, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
 (a) Independent Auditors' Report of KPMG Peat Marwick LLP...............   F-2
 (b) Independent Auditors' Report of Ernst & Young LLP...................   F-3
 (c) Consolidated Balance Sheets--September 30, 1993 and 1992............   F-4
 (d) Consolidated Statements of Income--For the Years Ended September 30,
      1993, 1992 and 1991................................................   F-5
 (e) Consolidated Statements of Shareholders' Equity--For the Years Ended
      September 30, 1993, 1992 and 1991..................................   F-6
 (f) Consolidated Statements of Cash Flows--For the Years Ended September
      30, 1993, 1992 and 1991............................................   F-7
 (g) Notes to Consolidated Financial Statements..........................   F-9
 (h) Consolidated Balance Sheets--June 30, 1994 (Unaudited) and September
      30, 1993...........................................................   F-27
 (i) Consolidated Statements of Income--For the Three and Nine Months
      Ended
      June 30, 1994 and 1993 (Unaudited).................................   F-28
 (j) Consolidated Statements of Shareholders' Equity--For the Nine Months
      Ended June 30, 1994 and 1993 (Unaudited)...........................   F-29
 (k) Consolidated Statements of Cash Flows--For the Nine Months Ended
      June 30, 1994 and 1993 (Unaudited).................................   F-30
 (l) Notes to Consolidated Financial Statements--June 30, 1994
      (Unaudited)........................................................   F-31
 (m) Independent Auditors' Report of KPMG Peat Marwick LLP as to
      Statement of Assets Acquired and Liabilities Assumed...............   F-34
 (n) Statement of Assets Acquired and Liabilities Assumed--June 10, 1994.   F-35
 (o) Notes to Statement of Assets Acquired and Liabilities Assumed.......   F-36

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Eagle Financial Corp.:

We have audited the accompanying consolidated balance sheet of Eagle Financial Corp. as of September 30, 1993, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle Financial Corp. and subsidiaries as of September 30, 1993, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Hartford, CT
October 22, 1993

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Eagle Financial Corp.:

We have audited the accompanying consolidated balance sheets of Eagle Financial Corp. as of September 30, 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended September 30, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Financial Corp. at September 30, 1992, and the consolidated results of its operations and its cash flows for each of the two years in the period ended September 30, 1992, in conformity with generally accepted accounting principles.

Ernst & Young LLP
Hartford, CT
October 29, 1992

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                         SEPTEMBER 30,
                                                  ----------------------------
                                                      1993           1992
                                                  -------------  -------------
                                                    (dollars in thousands,
                                                  except for per share data)
ASSETS
Cash and amounts due from depository institu-
 tions........................................... $      12,462  $      13,542
Interest-bearing deposits........................         9,496         19,590
                                                  -------------  -------------
  Cash and cash equivalents......................        21,958         33,132
Securities available for sale
 (market value $15,601 at September 30, 1993)....        15,599            --
Investment securities
 (market value: $47,954 in 1993 and $87,960 in
 1992)...........................................        46,880         86,019
Mortgage-backed securities
 (market value: $26,748 in 1993 and $32,413 in
 1992)...........................................        25,953         31,652
Loans receivable, net of allowance for loan
 losses of $5,005 in 1993 and $4,011 in 1992.....       656,344        568,124
Accrued interest receivable......................         4,380          4,526
Real estate acquired in settlement of loans and
 in-substance repossessed real estate, net.......         5,471          6,403
Stock in Federal Home Loan Bank of Boston, at
 cost............................................         5,949          4,339
Premises and equipment, net......................         6,029          5,903
Prepaid expenses and other assets................         3,905         11,073
                                                  -------------  -------------
    Total assets................................. $     792,468  $     751,171
                                                  =============  =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits....................................... $     706,214  $     677,701
  Federal Home Loan Bank advances................        15,500          5,500
  Borrowed money.................................           752          1,826
  Advance payments by borrowers for taxes and in-
   surance.......................................         3,577          3,836
  Accrued expenses and other liabilities.........         6,018          7,304
                                                  -------------  -------------
    Total liabilities............................       732,061        696,167
Shareholders' equity:
  Serial preferred stock, $.01 par value,
   2,000,000 shares authorized and unissued......
  Common stock, $.01 par value, 8,000,000 shares
   authorized; 3,097,547 and 3,004,602 shares is-
   sued at September 30, 1993 and 1992, respec-
   tively, including 43,066 shares held in trea-
   sury..........................................            31             27
  Additional paid-in capital.....................        33,562         27,640
  Retained earnings..............................        27,928         28,707
  Cost of common stock in treasury...............          (362)          (362)
  Employee stock ownership plan stock............          (752)        (1,008)
                                                  -------------  -------------
    Total shareholders' equity...................        60,407         55,004
                                                  -------------  -------------
Commitments and contingencies
    Total liabilities and shareholders' equity... $     792,468  $     751,171
                                                  =============  =============

                 See Notes to Consolidated Financial Statements

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                    YEARS ENDED SEPTEMBER 30,
                                                  -----------------------------
                                                    1993      1992      1991
                                                  --------- --------- ---------
                                                     (dollars in thousands,
                                                   except for per share data)
Interest income:
  Interest and fees on loans..................... $  48,614 $  45,404 $  42,238
  Interest on mortgage-backed securities.........     1,859       820       507
  Interest on investment securities..............     3,886     3,637     2,782
  Dividends on investment securities.............     1,395     2,023     1,744
                                                  --------- --------- ---------
    Total interest income........................    55,754    51,884    47,271
Interest expense:
  Interest on deposits...........................    27,960    29,026    29,048
  Interest on Federal Home Loan Bank advances....       494       634     1,555
  Interest on borrowed money.....................        15        38        36
                                                  --------- --------- ---------
    Total interest expense.......................    28,469    29,698    30,639
                                                  --------- --------- ---------
    Net interest income..........................    27,285    22,186    16,632
Provision for loan losses........................     1,708     1,646     1,652
                                                  --------- --------- ---------
Net interest income after provision for loan
 losses..........................................    25,577    20,540    14,980
Other income:
  Net gain on sale of investment securities......        52        37         2
  Customer service fee income....................     1,688     1,268       887
  Other..........................................       764     1,157       764
                                                  --------- --------- ---------
    Total other income...........................     2,504     2,462     1,653
                                                  --------- --------- ---------
                                                     28,081    23,002    16,633
Other expenses:
  Compensation, taxes and benefits...............     7,398     5,956     4,596
  Office occupancy...............................     1,856     1,465     1,065
  Advertising....................................       534       409       298
  Provision for losses on real estate acquired in
   settlement of loans...........................       287       239        41
  Operation of real estate acquired in settlement
   of loans......................................       690       501       112
  Federal insurance premium......................     1,459     1,226       891
  Data processing expenses.......................     1,076       882       674
  Other..........................................     2,992     2,258     1,564
                                                  --------- --------- ---------
    Total other expenses.........................    16,292    12,936     9,241
                                                  --------- --------- ---------
    Income before income taxes...................    11,789    10,066     7,392
Income taxes.....................................     5,637     4,900     3,381
                                                  --------- --------- ---------
    Net income................................... $   6,152 $   5,166 $   4,011
                                                  ========= ========= =========
Net income per share............................. $    1.97 $    1.70 $    1.37
Weighted-average shares outstanding.............. 3,128,220 3,046,335 2,928,910

                 See Notes to Consolidated Financial Statements

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                         NET
                                                                      UNREALIZED
                                                             COST OF   LOSS ON    EMPLOYEE
                          COMMON STOCK  ADDITIONAL            COMMON  MARKETABLE   STOCK
                          -------------  PAID-IN   RETAINED  STOCK IN   EQUITY   OWNERSHIP
                          SHARES AMOUNT  CAPITAL   EARNINGS  TREASURY SECURITIES PLAN STOCK  TOTAL
                          ------ ------ ---------- --------  -------- ---------- ---------- -------
                                     (dollars in thousands, except for per share data)
Balance at October 1,
 1990...................  2,694   $27    $27,303   $22,517    $(251)     $(96)     $ (611)  $48,889
 Net income.............                             4,011                                    4,011
 Cash dividends
  declared, $.47 per
  share.................                            (1,385)                                  (1,385)
 Reduction in debt
  related to Employee
  Stock Ownership Plan..                                                              182       182
 Employee Stock
  Ownership Plan stock
  purchased with debt...                                                             (759)     (759)
 Payment for fractional
  shares................                      (5)                                                (5)
 Purchase of treasury
  stock.................                                        (90)                            (90)
 Decrease in net
  unrealized loss on
  marketable equity
  securities............                                                   49                    49
                          -----   ---    -------   -------    -----      ----      ------   -------
Balance at September 30,
 1991...................  2,694    27     27,298    25,143     (341)      (47)     (1,188)   50,892
 Net income.............                             5,166                                    5,166
 Cash dividends
  declared, $.55 per
  share.................                            (1,602)                                  (1,602)
 Reduction in debt
  related to Employee
  Stock Ownership Plan..                                                              180       180
 Exercise of stock
  options and other.....     37              348                                                348
 Payment for fractional
  shares................                      (6)                                                (6)
 Purchase of treasury
  stock.................                                        (21)                            (21)
 Decrease in net
  unrealized loss on
  marketable equity
  securities............                                                   47                    47
                          -----   ---    -------   -------    -----      ----      ------   -------
Balance at September 30,
 1992...................  2,731    27     27,640    28,707     (362)      --       (1,008)   55,004
 Net income.............                             6,152                                    6,152
 Cash dividends
  declared, $.63 per
  share.................                            (1,910)                                  (1,910)
 Reduction in debt
  related to Employee
  Stock Ownership Plan..                                                              256       256
 Exercise of stock
  options and other.....     79     1        694                                                695
 Payment for fractional
  shares................                      (8)                                                (8)
 Common stock dividend
  declared, 10%.........    273     3      5,009    (5,021)                                      (9)
 Dividend reinvestment
  plan..................     14              227                                                227
                          -----   ---    -------   -------    -----      ----      ------   -------
Balance at September 30,
 1993...................  3,097   $31    $33,562   $27,928    $(362)     $--       $ (752)  $60,407
                          =====   ===    =======   =======    =====      ====      ======   =======

                 See Notes to Consolidated Financial Statements

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                YEARS ENDED SEPTEMBER 30,
                                               ------------------------------
                                                 1993       1992       1991
                                               ---------  ---------  --------
                                                  (dollars in thousands)
Net income.................................... $   6,152  $   5,166  $  4,011
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Provision for loan losses...................     1,708      1,646     1,652
  Provision for losses on real estate acquired
   in settlement of loans.....................       287        239        41
  Provision for depreciation and amortization.       603        496       404
  Accretion of discounts and fees on loans....      (574)      (263)     (216)
  Amortization of premiums on loans...........         1          1         5
  Amortization of premiums on mortgage-backed
   securities.................................         8          8         8
  Amortization of premiums (accretion of
   discounts) on investments..................       101         58         9
  Amortization of core deposit intangibles....       375        128       --
  Deferred income taxes.......................      (223)      (357)     (142)
  Realized mortgage-backed and investment
   security losses (gains), net...............       (52)       (37)       (2)
Changes in assets and liabilities, net of
 acquisitions:
  Decrease (increase) in accrued interest
   receivable.................................       146       (529)      211
  Increase in accrued interest payable........       153        345        94
  Loan origination fees.......................     1,318        974       353
  Other, net..................................     6,253     (4,857)     (414)
                                               ---------  ---------  --------
    Net cash provided by operating activities.    16,256      3,018     6,014
                                               ---------  ---------  --------
Net cash provided by investing activities:
  Proceeds from sales of securities available
   for sale...................................     7,998        --        --
  Proceeds from sales of investment securities
   prior to maturity..........................     4,032      8,161       501
  Proceeds from maturities of investment
   securities.................................     6,350     22,685     5,000
  Proceeds from amortization of investment
   securities.................................    19,526     15,956     3,730
  Purchases of securities available for sale..   (10,000)       --        --
  Purchases of investment securities..........    (4,415)   (92,706)  (32,511)
  Net decrease (increase) in Federal funds
   sold.......................................       --         800      (800)
  Principal payments on mortgage-backed
   securities.................................     5,691      1,323       898
  Purchases of mortgage-backed securities.....       --     (32,819)      --
  Proceeds from sales of mortgage-backed
   securities.................................       --       5,122       --
  Principal payments on loans receivable......   115,111    102,045    59,915
  Loan originations...........................  (209,901)  (163,478)  (78,927)
  Loan purchases..............................       --         --       (240)
  Proceeds from sales of loans................       698        644       500
  Proceeds from sales of real estate acquired
   in settlement of loans.....................     3,636      2,899     1,425
  Purchases of premises and equipment.........      (729)    (1,878)     (460)
  Increase in investment in Federal Home Loan
   Bank stock.................................    (1,610)      (305)     (184)
  Acquisition of loans, investments and other
   assets.....................................       --     (87,093)      --
                                               ---------  ---------  --------
    Net cash used by investing activities.....   (63,613)  (218,644)  (41,153)
                                               ---------  ---------  --------

                                                                     (Continued)

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                                                   YEARS ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                     1993      1992      1991
                                                   --------  --------  --------
                                                     (dollars in thousands)
Net cash provided by financing activities:
  Net increase in passbook, NOW and Money Market
   accounts......................................    18,761    45,782    32,993
  Net (decrease) increase in certificates of
   deposit.......................................     1,554    (7,361)   22,454
  Assumption of deposits and liabilities of
   acquired banks................................     8,198   185,949       --
  Borrowings under Federal Home Loan Bank
   advances......................................    10,000       --      1,003
  Principal payments under Federal Home Loan Bank
   advances......................................       --     (3,003)  (16,500)
  Net increase (decrease) in borrowed money......    (1,074)     (739)    1,472
  Net increase (decrease) in advance payments by
   borrowers for taxes and insurance.............      (259)    1,891       122
  Proceeds from exercise of stock options and
   dividends reinvested..........................       913       348       --
  Acquisition of treasury stock..................       --        (21)      (90)
  Cash dividends.................................    (1,910)   (1,602)   (1,385)
                                                   --------  --------  --------
    Net cash provided by financing activities....    36,183   221,244    40,069
                                                   --------  --------  --------
Increase (decrease) in cash and cash equivalents.   (11,174)    5,618     4,930
Cash and cash equivalents at beginning of year...    33,132    27,514    22,584
                                                   --------  --------  --------
    Cash and cash equivalents at end of year.....  $ 21,958  $ 33,132  $ 27,514
                                                   ========  ========  ========
Non-cash investing activities:
  Loans transferred to foreclosed real estate....  $  3,419  $  6,048  $  4,679
                                                   ========  ========  ========
Supplemental cash flow information:
  Interest paid..................................  $ 27,788  $ 29,140  $ 30,616
  Income taxes paid..............................  $  5,520  $  5,370  $  2,900
                                                   ========  ========  ========

                 See Notes to Consolidated Financial Statements

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1993, 1992 AND 1991

1. ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  Eagle Financial Corp. (the "Company") is the savings bank holding company for Eagle Federal Savings Bank (the "Bank"), a federally-chartered savings bank. Prior to January 1, 1993, the Company had two bank subsidiaries, Bristol Federal Savings Bank and First Federal Savings and Loan Association of Torrington. Effective January 1, 1993, the two bank subsidiaries were combined into one subsidiary, Eagle Federal Savings Bank. All significant intercompany balances and transactions have been eliminated.

BASIS OF FINANCIAL STATEMENT PRESENTATION

  The financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed and in-substance repossessed real estate, management obtains independent appraisals for significant properties.

  While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and value of foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance or write-downs based on their judgment of information available to them at the time of their examination.

INVESTMENT AND MORTGAGE-BACKED SECURITIES

  The Bank determines its accounting for debt securities based upon its projected liquidity needs. Securities that are to be sold before maturity are classified as available for sale and are accounted for at the lower of cost or market. Securities that will be held to maturity other than marketable equity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts. Equity securities, including mutual fund investments, are carried at the lower of aggregate cost or market value (see Note 3). A valuation allowance is established and charged to shareholders' equity when the aggregate market value of the equity securities portfolio is less than the book value of the portfolio. Unrealized losses on equity securities that are determined to be other than temporary are charged to operations. Gains or losses on the sale of investment securities are computed by the specific identification method.

REVENUE RECOGNITION

  Interest on loans is accrued and credited to operations based upon the principal amount outstanding. The accrual of interest income generally is discontinued when a loan becomes 90 days

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES
past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest.

  First mortgage loans held for sale in the secondary market are carried at the lower of aggregate cost or market value. Management estimates the market value of its portfolio held for sale based on outstanding investor commitments or current investor yield requirements, whichever is more readily apparent.

  Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan's yield. The Company is generally amortizing these amounts over the contractual life of the related loans.

ALLOWANCE FOR LOAN LOSSES

  The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income.

PREMISES AND EQUIPMENT

  Premises and equipment are carried at cost less accumulated depreciation computed generally by the straight-line method at rates based on estimated useful lives. Amortization of leasehold improvements is computed on a straight-line basis over the terms of related leases.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS AND IN-SUBSTANCE REPOSSESSED REAL ESTATE

  Real estate acquired in settlement of loans and in-substance repossessed real estate is composed of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure, or loans for which foreclosure proceedings are imminent. These properties are carried at the lower of cost or fair value, less selling costs. At the time these properties are foreclosed or are designated in-substance repossessed real estate, they are recorded at the lower of cost or fair value through a direct charge against the allowance for loan losses. Losses subsequent to foreclosure or in-substance repossession classification are recorded as a provision (charge) against income.

INCOME TAXES

  The Company files consolidated state and Federal income tax returns. Items of income and expenses recognized in different time periods for financial reporting purposes and for purposes of computing income taxes currently payable give rise to deferred income taxes which are reflected in the consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  Effective December 31, 1992, the Company is required to provide supplemental financial statement disclosures on the estimated fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). Financial instruments as defined in SFAS No. 107 include cash and cash equivalents, investments, mortgage-backed securities, loans, deposits, borrowings and certain off-balance-sheet items. Other assets that are not considered financial instruments under SFAS No. 107 and are excluded from fair value disclosures include real estate owned and premises and equipment.

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

  Fair value estimates are made at a specific point in time based on market information, where available, or other more subjective information if a market for the financial instrument does not exist. These estimates incorporate assumptions and other matters of judgment and may not reflect the true financial impact that could result from selling the entire portfolio of a financial instrument on one date, including any income tax consequences.

CASH FLOWS

  Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits.

PER SHARE DATA

  Net income per share is computed by dividing net income by the weighted-average common shares outstanding during the year, increased by the number of shares issuable on the exercise of stock options, if dilutive, based on the treasury stock method. The dilutive effect of stock options was not material for 1993, 1992 and 1991.

  All per share data and the number of outstanding common shares for all periods prior to September 30, 1993 have been adjusted retroactively to give effect to a 10% stock dividend paid in September 1993.

RECLASSIFICATION

  Certain 1992 and 1991 amounts have been reclassified to conform to the 1993 presentation for comparative purposes. Such reclassifications had no effect on net income.

2. ACQUISITIONS

  On March 13, 1992, Bristol Federal purchased certain assets and assumed all insured deposits of Danbury Federal Savings and Loan Association ("Danbury"), Danbury, Connecticut from the Resolution Trust Corporation ("RTC").

  On May 8, 1992, Bristol Federal acquired certain assets and assumed all insured deposits of Brookfield Bank ("Brookfield"), Brookfield, Connecticut, from the Federal Deposit Insurance Corporation ("FDIC"). The acquisitions have been accounted for by the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded based on estimated fair values at the dates of acquisition. The estimated fair values of assets acquired and liabilities assumed at the dates of acquisition are summarized as follows:

                                                       DANBURY      BROOKFIELD
                                                    -------------  ------------
Cash and due from banks............................ $  18,960,000  $  1,428,000
Loans, net.........................................    84,993,000           --
Other assets.......................................       302,000         1,000
Core deposit intangibles...........................     1,236,000       561,000
Deposits...........................................  (113,655,000)  (66,485,000)
Other liabilities..................................    (5,687,000)     (122,000)
                                                    -------------  ------------
    Cash received or receivable from FDIC/RTC...... $  13,851,000  $ 64,617,000
                                                    =============  ============

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

  In accordance with the Purchase and Assumption Agreement between the RTC and Bristol Federal, Bristol Federal had the option, until October 7, 1993, to "put back" or return to the RTC for cash, loans acquired in the Danbury transaction if certain documentation deficiencies exist. As of September 30, 1993, $4 million of loans had been put back to the RTC.

  The operating results of these acquisitions are included in the Company's statement of income from the dates of acquisition.

3. INVESTMENT AND MORTGAGE-BACKED SECURITIES

  The aggregate carrying amounts and market values of investment securities are as follows:

                                                    GROSS                GROSS
                                         CARRYING UNREALIZED UNREALIZED MARKET
                                          VALUE     GAINS      LOSSES    VALUE
                                         -------- ---------- ---------- -------
                                                     (in thousands)
September 30, 1993:
Debt securities:
  U.S. Treasury securities.............. $ 4,098    $   67     $ --     $ 4,165
  Obligations of other U.S. Government
   agencies.............................   8,993       319       --       9,312
  Collateralized mortgage obligations...  23,223       351        35     23,539
  Corporate securities..................  10,465       270       --      10,735
                                         -------    ------     -----    -------
    Total debt securities...............  46,779     1,007        35     47,751
Equity securities.......................     101       102       --         203
                                         -------    ------     -----    -------
    Total investment securities.........  46,880     1,109        35     47,954
Securities available for sale:
  Mutual fund investments...............  15,599        22        20     15,601
                                         -------    ------     -----    -------
    Total investment securities and se-
     curities available for sale........ $62,479    $1,131     $  55    $63,555
                                         =======    ======     =====    =======
September 30, 1992:
Debt securities:
  U.S. Treasury securities.............. $ 6,003    $  146     $ --     $ 6,149
  Obligations of other U.S. Government
   agencies.............................  13,344       711       --      14,055
  Collateralized mortgage obligations...  39,412       567        29     39,950
  Corporate securities..................  13,907       437       --      14,344
                                         -------    ------     -----    -------
    Total debt securities...............  72,666     1,861        29     74,498
Equity securities.......................  13,353       109       --      13,462
                                         -------    ------     -----    -------
    Total investment securities......... $86,019    $1,970     $  29    $87,960
                                         =======    ======     =====    =======

  Market values of investment securities and mortgage-backed securities are based on quoted market prices or dealer quotes on similar instruments, and approximate fair value disclosures required by SFAS No. 107.

  The carrying value and estimated market value of debt securities at September 30, 1993 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                                                                       ESTIMATED
                                                              CARRYING  MARKET
                                                               VALUE     VALUE
                                                              -------- ---------
                                                                (in thousands)
Due in one year or less...................................... $ 6,315   $ 6,415
Due after one year through five years........................  15,954    16,415
Due after five years through ten years.......................   4,583     4,659
Due after ten years..........................................  19,927    20,262
                                                              -------   -------
                                                              $46,779   $47,751
                                                              =======   =======

  Proceeds from sale of investment in debt securities were $3,932,000, $6,108,000 and $501,000 in 1993, 1992 and 1991, respectively. Gross gains of
$38,000 were realized on the 1993 sales. Gross gains of $2,000 were realized on both the 1992 and 1991 sales. No losses were realized on the sales in 1993, 1992 and 1991.

  Proceeds from sales of securities available for sale were $7,998,000 in 1993. Gross realized gains and losses on the sales of securities available for sale were $14,000 and $1,000, respectively, in 1993.

  Realized gains on sales of marketable equity securities included in income in 1993 were $1,000. There were no realized gains or losses on marketable equity securities in 1992 or 1991.

  Mortgage-backed securities primarily includes participation certificates issued by the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

  The gross unrealized gains and gross unrealized losses on mortgage-backed securities were $798,000 and $3,000, respectively, at September 30, 1993. The gross unrealized gains and gross unrealized losses on mortgage-backed securities were $767,000 and $4,000, respectively, at September 30, 1992.

  Investment securities with a book value of $3,750,000 and $42,000 were pledged as collateral to secure public deposits at September 30, 1993 and 1992, respectively.

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

4. LOANS

  Loans consisted of the following:

                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1993      1992
                                                             --------  --------
                                                              (in thousands)
Real estate mortgage loans:
  Residential............................................... $591,797  $498,518
  Residential construction..................................    5,739    13,225
  Commercial................................................   11,268    11,455
  Land......................................................    5,735     4,517
                                                             --------  --------
                                                              614,539   527,715
                                                             --------  --------
Consumer loans:
  Home equity loans.........................................   43,864    42,892
  Other.....................................................    5,804     6,523
                                                             --------  --------
                                                               49,668    49,415
                                                             --------  --------
Less:
  Unearned discounts and premiums...........................        3         4
  Loans in process..........................................     (600)   (3,518)
  Deferred loan origination fees............................   (2,261)   (1,481)
  Allowance for loan losses.................................   (5,005)   (4,011)
                                                             --------  --------
                                                             $656,344  $568,124
                                                             ========  ========

  The above residential real estate loans include $10 million of thirty year fixed rate loans sold to the Federal Home Loan Mortgage Corporation in October 1993. This transaction resulted in a gain of approximately $120,000.

  At September 30, 1993, 1992 and 1991, loans serviced for the benefit of others approximated $11,842,000, $13,157,000 and $23,079,000, respectively.

  Changes in the allowance for loan losses were as follows:

                                                   YEARS ENDED SEPTEMBER 30,
                                                  -----------------------------
                                                    1993      1992       1991
                                                  --------  ---------  --------
                                                        (in thousands)
Balance at beginning of year..................... $  4,011  $   1,544  $    484
Charge-offs......................................     (958)    (1,150)     (621)
Recoveries.......................................      244        212        29
Provision for loan losses........................    1,708      1,646     1,652
Allowance from acquired bank.....................      --       1,759       --
                                                  --------  ---------  --------
    Balance at end of year....................... $  5,005  $   4,011  $  1,544
                                                  ========  =========  ========

  Non-performing loans, which consist of loans delinquent greater than ninety days, approximated $6,500,000 and $4,000,000 as of September 30, 1993 and 1992, respectively. If these loans had been current, in accordance with their original terms, additional interest income would have been recorded in the amounts of $310,000 and $386,000 for 1993 and 1992, respectively.

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

  The following table presents fair value information for the Bank's loan portfolio at September 30, 1993:

                                                  ALLOWANCE           CALCULATED
                                       PRINCIPAL  AND OTHER  CARRYING    FAIR
                                         VALUE   ADJUSTMENTS  AMOUNT    VALUE
                                       --------- ----------- -------- ----------
Real estate mortgage loans............ $614,539    $7,415    $607,124  $630,046
Consumer loans........................   49,668       448      49,220    50,824
                                       --------    ------    --------  --------
    Total............................. $664,207    $7,863    $656,344  $680,870
                                       ========    ======    ========  ========

  In developing the estimates of fair value shown above, the Bank utilized the Office of Thrift Supervision Interest Rate Risk Report including estimates of net portfolio value. As part of this analysis, the Bank's loan portfolio was segregated by type of loan, performing status and interest method (fixed or variable). In general, fair value was estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates developed in the secondary market.

  Assumptions have been made in developing these fair values based upon historical experience and market conditions. Because there is no immediate market for many of the above loans, there is no basis for determining whether the fair value presented above would be indicative of the value negotiated in an actual sale.

5. LOANS TO RELATED PARTIES

  The Bank has granted loans to officers and directors of the Bank and to their associates. Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons, except that prior to fiscal year 1991 officers and directors were granted a 1% discount on the interest rate for mortgage and property improvement loans. Management believes that these loans do not involve more than normal risk of collectibility.

  The aggregate dollar amount of loans to officers and directors (exclusive of loans to any such persons which in the aggregate did not exceed $60,000 during the year) amounted to $2,936,000 and $2,903,000 at September 30, 1993 and 1992, respectively. During 1993, $556,000 of new loans were made and repayments totaled $523,000. All loans to officers and directors were current and performing at September 30, 1993.

6. REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS AND IN-SUBSTANCE REPOSSESSED REAL ESTATE

  Real estate acquired in settlement of loans and in-substance repossessed real estate is stated net of a related allowance. Changes in the allowance were as follows:

                                                   YEARS ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                     1993      1992      1991
                                                   --------  --------  --------
                                                         (in thousands)
Balance at beginning of year...................... $     40  $     34  $    204
Charge-offs, net of recoveries....................     (292)     (233)     (211)
Provisions for losses.............................      287       239        41
                                                   --------  --------  --------
    Balance at end of year........................    $  35     $  40     $  34
                                                   ========  ========  ========

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

7. PREMISES AND EQUIPMENT

  The following is a summary of the premises and equipment accounts:

                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1993     1992
                                                               -------  -------
                                                               (in thousands)
Land.......................................................... $   688  $   688
Premises and leasehold improvements...........................   5,066    4,969
Furniture, fixtures and equipment.............................   4,477    3,882
                                                               -------  -------
                                                                10,231    9,539
Less accumulated depreciation and amortization................  (4,202)  (3,636)
                                                               -------  -------
                                                               $ 6,029  $ 5,903
                                                               =======  =======

  The Company leases various office space for its branch office sites under operating lease arrangements. Certain of the lease arrangements provide for renewal options. Rental expense for leased branches included in operating expenses was $352,000, $281,000 and $112,000 for 1993, 1992 and 1991,
respectively.

  In 1992, Bristol Federal entered into two lease agreements for office space and a branch site with a director-related corporation. The leases were for an initial term of five years and seven years, respectively, and have renewal options which extend for an additional five years. Total lease expense for the office space and branch site was $65,040 for 1993 and $19,800 for 1992.

  The future minimum rental commitments for the leased branches as of September 30, 1993 were as follows:

1994................................................................. $  356,000
1995.................................................................    310,000
1996.................................................................    197,000
1997.................................................................    152,000
1998.................................................................     42,000
                                                                      ----------
                                                                      $1,057,000
                                                                      ==========

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

8. DEPOSITS

  Deposit balances consisted of the following:

                                                        SEPTEMBER 30,
                                             -----------------------------------
                                                   1993              1992
                                             ----------------- -----------------
                                                      WEIGHTED          WEIGHTED
                                                      AVERAGE           AVERAGE
                                              AMOUNT    RATE    AMOUNT    RATE
                                             -------- -------- -------- --------
                                                       (in thousands)
Non-interest bearing........................ $ 12,999     --%  $ 12,088    -- %
Passbook accounts...........................  117,847   2.50    103,755   3.50
NOW accounts................................   52,768   1.25     43,672   2.70
Money market accounts.......................  135,413   2.90    136,054   3.67
                                             --------   ----   --------   ----
                                              319,027           295,569
                                             --------          --------
Certificate accounts:
  Six months or less........................   82,890   3.50     91,218   4.13
  Over six months to one year...............   79,396   3.62    124,112   4.76
  Over one year to two years................   78,086   4.75     61,050   5.72
  Over two years............................  146,815   6.22    105,752   6.91
                                             --------   ----   --------   ----
                                              387,187           382,132
                                             --------          --------
                                             $706,214          $677,701
                                             ========          ========

  Interest on deposits is summarized as follows:

                                                              SEPTEMBER 30,
                                                         -----------------------
                                                          1993    1992    1991
                                                         ------- ------- -------
                                                             (in thousands)
Passbook accounts....................................... $ 3,228 $ 3,428 $ 3,315
NOW accounts............................................   1,054   1,198   1,219
Money market accounts...................................   4,337   4,548   3,430
Certificate accounts....................................  19,341  19,852  21,084
                                                         ------- ------- -------
                                                         $27,960 $29,026 $29,048
                                                         ======= ======= =======

  Interest forfeitures resulting from early withdrawals from certificate accounts are credited to interest on deposits. Interest forfeitures reducing the cost of interest on deposits amounted to $91,000, $71,000 and $65,000 for 1993, 1992 and 1991, respectively.

  The estimated fair value of the Bank's deposit portfolio at September 30, 1993 calculated in accordance with SFAS No. 107 is as follows:

                                                             CARRYING ESTIMATED
                                                              AMOUNT  FAIR VALUE
                                                             -------- ----------
                                                               (in thousands)
Passbook accounts........................................... $117,847  $117,847
NOW accounts................................................   65,767    65,767
Money market accounts.......................................  135,413   135,413
Certificate accounts........................................  387,187   398,784
                                                             --------  --------
    Total deposits.......................................... $706,214  $717,811
                                                             ========  ========

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

  The fair value of deposits with no stated maturity, such as passbook, NOW and money market accounts, is equal to the amount payable on demand on September 30, 1993. The fair value of time deposits is based on the discounted value of contractual cash flows, using rates currently offered for deposits with similar remaining maturities.

  The following table sets forth the maturities of deposit accounts in denominations of $100,000 or more at September 30, 1993:

   MATURITY                                                             AMOUNT
   --------                                                           ----------
                                                                         (in
                                                                      thousands)
   Under three months................................................  $22,267
   Three to six months...............................................    4,996
   Six to twelve months..............................................    4,050
   Over twelve months................................................   10,674
                                                                       -------
                                                                       $41,987
                                                                       =======

9. FEDERAL HOME LOAN BANK ADVANCES AND BORROWED MONEY

  Federal Home Loan Bank advances and borrowed money consisted of the following:

                                                                 SEPTEMBER 30,
                                                                 --------------
                                                                  1993    1992
                                                                 ------- ------
                                                                 (in thousands)
Federal Home Loan Bank advances:
  Due February 1994--7.61%...................................... $ 1,000 $1,000
  Due April 1994--7.56%.........................................   2,000  2,000
  Due March 1995--8.01%.........................................   1,000  1,000
  Due April 1996--8.10%.........................................     500    500
  Due August 1996--4.52%........................................   5,000    --
  Due August 1998--5.19%........................................   5,000    --
  Due September 2001--8.20%.....................................   1,000  1,000
                                                                 ------- ------
                                                                 $15,500 $5,500
                                                                 ======= ======

                                                                  SEPTEMBER 30,
                                                                 ---------------
                                                                  1993    1992
                                                                 ---------------
                                                                 (in thousands)
Borrowed money:
  Customer repurchase agreements:
    Due upon demand--2.32% at September 30, 1992................ $  --  $    818
  Employee Stock Ownership Plan debt:
    1987 Borrowing--4.95% at September 30, 1993 and 1992........    270      388
    1991 Borrowing--6.25% at September 30, 1993 and 1992........    482      620
                                                                 ------ --------
                                                                 $  752 $  1,826
                                                                 ====== ========

  The fair value of short- and long-term borrowings, estimated using rates currently available for debt of similar terms and remaining maturities, was $16 million at September 30, 1993. In accordance with an agreement with the Federal Home Loan Bank of Boston ("FHLB"), the Bank is required to maintain qualified collateral, as defined in the FHLB Statement of Credit Policy, free and clear of

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES
liens, pledges and encumbrances, as collateral for the advances. The FHLB Statement of Credit Policy grants members the ability to borrow up to the value of the member's qualified collateral that has not been pledged to outside sources. Members whose total indebtedness, including borrowings from outside sources, exceeds 30% of assets are required to list and segregate collateral in a sufficient amount to cover the amount of advances outstanding. The Bank has a capacity to borrow up to $460 million in advances from FHLB as of September 30, 1993. The Bank has a preapproved line up to 2% of total assets.

  Underlying collateral on customer repurchase agreements was Federal Home Loan Bank overnight deposits of $1,702,000 at September 30, 1992.

  In connection with its purchase of the Company's common stock during 1987, the Employee Stock Ownership Plan (the "Plan") borrowed $1,163,000 under a term note maturing in 1997 with interest due quarterly at 82.5% of the lender's floating prime rate. In 1991, the Plan borrowed $759,000 to purchase additional shares of the Company's common stock under a term note maturing in 1997 with interest due quarterly at the lender's floating prime rate plus .25%. Principal payments ranging from $129,000 to $247,000 are due annually on March 31 until 1997 on the outstanding borrowings. A total of 65,967 unallocated shares in the Plan Trust at September 30, 1993 have been pledged as collateral in conjunction with the Plan borrowings. The Company reflects the Plan debt as borrowed money and as a reduction of shareholders' equity.

10. INCOME TAXES

  Charges for income taxes in the Consolidated Statements of Income comprised the following:

                                                   YEARS ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                     1993      1992      1991
                                                   --------  --------  --------
                                                         (in thousands)
Current:
  Federal......................................... $  4,169  $  3,707  $  2,542
  State...........................................    1,691     1,550       981
                                                   --------  --------  --------
                                                      5,860     5,257     3,523
                                                   --------  --------  --------
Deferred:
  Federal.........................................     (116)     (252)     (102)
  State...........................................     (107)     (105)      (40)
                                                   --------  --------  --------
                                                       (223)     (357)     (142)
                                                   --------  --------  --------
Total:
  Federal.........................................    4,053     3,455     2,440
  State...........................................    1,584     1,445       941
                                                   --------  --------  --------
                                                     $5,637    $4,900    $3,381
                                                   ========  ========  ========

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

  Timing differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred taxes (benefit) related to the following:

                                                  YEARS ENDED SEPTEMBER 30,
                                                  ----------------------------
                                                    1993      1992      1991
                                                  --------  --------  --------
                                                        (in thousands)
Accrual versus cash basis items.................. $   (205) $   (166) $    (72)
Loan origination fees............................      (27)     (284)      (55)
Other, net.......................................        9        93       (15)
                                                  --------  --------  --------
                                                     $(223)    $(357)    $(142)
                                                  ========  ========  ========

  The actual income tax expense for 1993, 1992 and 1991 differs from the "expected" income tax expense for those years (computed by applying the U.S. Federal statutory corporate tax rate of 34%) as follows:

                                                    YEARS ENDED SEPTEMBER 30,
                                                    ---------------------------
                                                      1993      1992     1991
                                                    --------  -------- --------
                                                          (in thousands)
Expected income tax on income before income taxes.  $  4,008  $  3,422 $  2,513
Increase (decrease) in income taxes resulting
 from:
  Bad debt deduction..............................       410       185      338
  State income taxes, net of Federal income tax
   benefit........................................     1,045       922      628
  Loss (gain) on sale of real estate owned........       (16)      173      (19)
  Other, net......................................       190       198      (79)
                                                    --------  -------- --------
                                                      $5,637    $4,900   $3,381
                                                    ========  ======== ========

11. SHAREHOLDERS' EQUITY

  Retained earnings include $8.9 million at September 30, 1993 which has been set aside in accordance with existing provisions of the Internal Revenue Code to absorb losses on loans. Such total represents amounts claimed as deductions from taxable income and, if used for any purpose other than to absorb losses on loans, a Federal income tax liability could be incurred. In addition, the Tax Reform Act of 1986 requires the Company to recognize a portion of this reserve as income for income tax reporting purposes if the Company's qualifying assets were to become less than 60% of total assets. It is not anticipated that the Company will incur a Federal income tax liability relating to such reserve.

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

12. STOCK OPTION PLANS

  At September 30, 1993, 1992 and 1991, 348,824, 493,752 and 390,045 shares, respectively, were reserved for issuance in connection with incentive and non-incentive stock option plans for the benefit of directors, officers and other full-time employees.

  Under the Company's stock option plans, options have been granted for terms up to ten years at not less than the fair value of the shares at the dates of grant and are exercisable at date of grant.

                                                       SHARES
                                                     UNDER STOCK  OPTION PRICE
                                                     OPTION PLAN    PER SHARE
                                                     ----------- ---------------
Outstanding and exercisable at September 30, 1989...   295,925   $ 5.78 --  9.51
  Exercised.........................................    (4,840)    5.78
  Granted...........................................    33,516     9.66 --  9.77
  Canceled..........................................   (33,516)    9.66 --  9.77
                                                       -------   ---------------
Outstanding and exercisable at September 30, 1990...   291,085     5.78 --  9.51
  Granted...........................................    11,000     8.75
  Canceled..........................................    (4,364)    7.50
                                                       -------   ---------------
Outstanding and exercisable at September 30, 1991...   297,721     5.78 --  9.51
  Exercised.........................................   (41,493)    5.78 --  9.20
  Granted...........................................    76,259     9.20 -- 13.98
                                                       -------   ---------------
Outstanding and exercisable at September 30, 1992...   332,487     5.78 -- 13.98
  Exercised.........................................   (79,483)    5.78 -- 13.98
  Granted...........................................    41,953    15.34 -- 18.18
  Canceled..........................................       (10)
                                                       -------
Outstanding and exercisable at September 30, 1993...   294,947
                                                       =======

13. RESTRICTION ON SUBSIDIARY DIVIDENDS

  The Company's ability to pay dividends to shareholders is substantially dependent on funds received from the Bank. The Office of Thrift Supervision (the "OTS") regulations impose limitations on cash dividends and other capital distributions by savings institutions, such as the Bank. Within these limitations, certain "safe harbor" capital distributions are permitted, subject to providing OTS at least 30 days' advance notice. The OTS regulations permit the OTS to prohibit capital distributions in certain circumstances.

  The Bank is required by the OTS to meet minimum capital requirements, which include tangible capital, core capital and risk-based capital requirements. The Bank's actual capital as reported to the OTS at September 30, 1993 exceeded all three requirements.

14. EMPLOYEE BENEFIT PLANS

  The Bank maintains a noncontributory trusteed defined benefit pension plan through the Financial Institutions Retirement Fund (the "Fund") covering all eligible employees. The plan is part of a multi-employer plan in which details as to the Bank's relative positions are not readily determinable. Therefore, information relating to the value of vested and nonvested accumulated plan benefits and assumed rates of return used in determining such values is not disclosed. Employer

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES
contributions to the Fund in 1993, 1992 and 1991 were $172,000, $206,000 and $176,000, respectively, and these amounts are expensed to operations in the year contributed.

  The Company sponsors an Employee Stock Ownership Plan (the "Plan") covering substantially all full-time employees. The Plan, which is a tax qualified employee benefit plan, was adopted by the Board of Directors to provide retirement benefits for employees. Contributions are determined based upon the principal and interest amounts due related to the Plan debt. Amounts for principal and interest are expensed as accrued.

  A summary of the components of Plan contribution expense by the Company for 1993, 1992 and 1991 is as follows:

                                                                 1993 1992 1991
                                                                 ---- ---- ----
                                                                 (in thousands)
Principal component............................................. $258 $180 $182
Interest component..............................................   54   62   93
                                                                 ---- ---- ----
Total contribution expense...................................... $312 $242 $275
                                                                 ==== ==== ====

15. COMMITMENTS AND CONTINGENCIES

  The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments expose the Company to credit risk in excess of the amount recognized on the balance sheet.

  The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Total credit exposure at September 30, 1993 related to these items is summarized below:

                                                                     CONTRACT
                                                                      AMOUNT
                                                                  --------------
                                                                  (in thousands)
   Loan commitments:
     Approved loan commitments...................................    $13,487
     Unadvanced portion of construction loans....................      3,818
     Unadvanced portion of home equity lines of credit...........     19,507

  Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held is primarily residential property. Interest rates on approved loan commitments and home equity lines of credit are a combination of fixed and variable. Interest rates on unadvanced portions of construction loans are fixed rates which generally mature within eighteen months.

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

16. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

  The Company primarily grants residential and consumer loans to customers located within its primary market area in the State of Connecticut. The majority of the Company's loan portfolio is comprised of residential mortgages. At September 30, 1993, residential loans, including residential construction loans, totaled $641 million, excluding off-balance-sheet items. All such loans are collateralized by real estate, of which approximately 95% is located in Connecticut.

17. RECENT ACCOUNTING PRONOUNCEMENTS

  In February 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." This SFAS relates to the method of accounting for deferred income taxes. Implementation of SFAS No. 109 was required for fiscal years beginning after December 15, 1992. This SFAS requires companies to take into account changes in tax rates when valuing the deferred income tax amounts recorded on the balance sheet. SFAS No. 109 also requires that deferred taxes be provided for all temporary differences between financial statement and tax basis in addition to the timing differences in the recognition of income for financial statement and tax purposes which were covered by prior accounting rules. Management intends to adopt SFAS No. 109 prospectively and the cumulative effect of the change in accounting for income taxes will result in a tax benefit of approximately $1.7 million in the first quarter of fiscal 1994.

  The FASB also issued SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions." Under this SFAS, the cost of postretirement benefits other than pensions must be recognized on an accrual basis as employees perform services to earn the benefits, similar to current standards on accounting for pensions. The Company currently provides certain health care benefits for substantially all retired employees. These benefits are primarily provided through insurance companies whose premiums are based on the benefits paid during the year. The Company currently recognizes the cost of providing these benefits by expensing the annual premiums, which were approximately $44,000 in 1993, $29,000 in 1992 and $17,000 in 1991. The Company will prospectively adopt SFAS No. 106 in fiscal 1994. Adoption will result in the recording of a onetime, cumulative catch-up adjustment that, net of the related tax benefit, will reduce net income in the first quarter of 1994 by approximately $1.3 million. It is also estimated that the Company's postretirement cost charged to expense in fiscal 1994 will be approximately $270,000 on a pre-tax basis as a result of adopting this SFAS.

  In May 1993, the FASB issued SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". The SFAS generally would require that debt and equity securities that have readily determinable fair values be carried at fair value unless they are classified as held to maturity. Securities would be classified as held to maturity and carried at amortized cost only if the reporting entity has a positive intent and ability to hold those securities to maturity. If not classified as held to maturity, such securities would be classified as trading securities or securities available for sale. Unrealized holding gains or losses for securities available for sale would be excluded from earnings and reported as a net amount in a separate component of shareholders' equity. The effective date for the statement is for fiscal years beginning after December 15, 1993. Based on the securities held by the Company as of September 30, 1993, the Company does not believe that this statement will have a material effect on the classification of its securities. The impact on the Company's future financial position or results of operations will be based on the future fair values of its securities.

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

18. EAGLE FINANCIAL CORP. (PARENT COMPANY ONLY) CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS

                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1993     1992
                                                               -------  -------
                                                                (in thousands)
Assets:
  Cash........................................................ $    83  $    64
  Interest-bearing deposits...................................   1,575    1,714
                                                               -------  -------
  Cash and cash equivalents...................................   1,658    1,778
  Investment securities.......................................      85      602
  Investment in Bank subsidiaries.............................  59,141   53,688
  Other assets................................................     100       79
                                                               -------  -------
                                                               $60,984  $56,147
                                                               =======  =======
Liabilities and shareholders' equity:
  Payable to Bank subsidiary.................................. $    23  $    29
  Accrued expenses and other liabilities......................    (198)     106
  Borrowed money..............................................     752    1,008
  Shareholders' equity........................................  60,407   55,004
                                                               -------  -------
                                                               $60,984  $56,147
                                                               =======  =======

STATEMENTS OF INCOME

                                                             SEPTEMBER 30,
                                                        ----------------------
                                                         1993    1992    1991
                                                        ------  ------  ------
                                                            (in thousands)
Interest on investments................................ $   79  $  111  $  116
Dividends from Bank subsidiaries.......................  1,000   2,500   2,106
Other expenses.........................................   (767)   (717)   (653)
                                                        ------  ------  ------
Income before income taxes and equity in undistributed
 earnings of Bank subsidiaries.........................    312   1,894   1,569
Income tax benefit.....................................    387     271     215
                                                        ------  ------  ------
Income before equity in undistributed earnings of Bank
 subsidiaries..........................................    699   2,165   1,784
Equity in undistributed earnings of Bank subsidiaries..  5,453   3,001   2,227
                                                        ------  ------  ------
    Net income......................................... $6,152  $5,166  $4,011
                                                        ======  ======  ======

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

                                                          SEPTEMBER 30,
                                                    -------------------------
                                                     1993     1992     1991
                                                    -------  -------  -------
                                                          (in thousands)
OPERATING ACTIVITIES:
Net income......................................... $ 6,152  $ 5,166  $ 4,011
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Equity in undistributed earnings of Bank subsidi-
   aries...........................................  (5,453)  (3,001)  (2,227)
  Amortization of premiums on investments..........       2        4      --
  Decrease (increase) in other assets..............     (21)     348      386
  Increase (decrease) in accrued expenses and other
   liabilities, net................................    (312)    (326)      46
                                                    -------  -------  -------
    Net cash provided by operating activities......     368    2,191    2,216
INVESTING ACTIVITIES:
Purchase of investment securities..................     (85)     --      (606)
Proceeds from maturity of investment security......     600      --       --
Decrease in Federal funds sold.....................     --       800     (800)
                                                    -------  -------  -------
    Net cash provided by investing activities......     515      800   (1,406)
FINANCING ACTIVITIES:
Cash dividends.....................................  (1,910)  (1,602)  (1,385)
Acquisition of treasury stock......................     --       (21)     (90)
Proceeds from exercise of stock options and other..     913      348      --
Increase (decrease) in payable to Bank subsidiar-
 ies...............................................      (6)       6       21
                                                    -------  -------  -------
Net cash used by financing activities..............  (1,003)  (1,269)  (1,454)
                                                    -------  -------  -------
Increase (decrease) in cash and cash equivalents...    (120)   1,722     (644)
Cash and cash equivalents at beginning of year.....   1,778       56      700
                                                    -------  -------  -------
    Cash and cash equivalents at end of year....... $ 1,658  $ 1,778  $    56
                                                    =======  =======  =======

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                              THREE MONTHS ENDED
                                       ---------------------------------
FISCAL 1993                            12/31/92 3/31/93  6/30/93 9/30/93  TOTAL
- -----------                            -------- -------  ------- ------- -------
                                        (in thousands, except per share data)
Interest income......................  $14,180  $13,850  $13,910 $13,814 $55,754
Interest expense.....................    7,436    7,302    6,829   6,902  28,469
                                       -------  -------  ------- ------- -------
Net interest income..................    6,744    6,548    7,081   6,912  27,285
Provision for loan losses............      325      325      529     529   1,708
Net gain on sales of investment secu-
 rities..............................      --        (1)       1      52      52
Other income.........................      599      584      625     644   2,452
Other expenses.......................    3,986    4,128    3,929   4,249  16,292
Income tax provision.................    1,442    1,175    1,618   1,402   5,637
                                       -------  -------  ------- ------- -------
Net income...........................  $ 1,590  $ 1,503  $ 1,631 $ 1,428 $ 6,152
                                       =======  =======  ======= ======= =======
Net income per share.................  $   .51  $   .48  $   .52 $   .46 $  1.97
                                              THREE MONTHS ENDED
                                       ---------------------------------
FISCAL 1992                            12/31/91 3/31/92  6/30/92 9/30/92  TOTAL
- -----------                            -------- -------  ------- ------- -------
                                        (in thousands, except per share data)
Interest income......................  $11,859  $11,916  $13,855 $14,254 $51,884
Interest expense.....................    7,045    6,690    8,032   7,931  29,698
                                       -------  -------  ------- ------- -------
Net interest income..................    4,814    5,226    5,823   6,323  22,186
Provision for loan losses............      410      515      396     325   1,646
Net gain on sales of investment secu-
 rities..............................        2       (3)      38     --       37
Other income.........................      447      473      852     653   2,425
Other expenses.......................    2,488    2,748    3,757   3,943  12,936
Income tax provision.................    1,156    1,196    1,245   1,303   4,900
                                       -------  -------  ------- ------- -------
Net income...........................  $ 1,209  $ 1,237  $ 1,315 $ 1,405 $ 5,166
                                       =======  =======  ======= ======= =======
Net income per share.................  $   .41  $   .41  $   .43 $   .45 $  1.70

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                    JUNE 30, 1994 SEPTEMBER 30,
                                                     (UNAUDITED)      1993
                                                    ------------- -------------
                                                      (dollars in thousands,
                                                    except for per share data)
ASSETS
Cash and amounts due from depository institutions.   $   18,285     $ 12,462
Interest-bearing deposits.........................       57,904        9,496
Federal funds sold................................       23,700          --
                                                     ----------     --------
  Cash and cash equivalents.......................       99,889       21,958
Securities available for sale (market value
 $16,815 at June 30, 1994 and $15,601 at September
 30, 1993)........................................       16,815       15,599
Investment securities (market value $83,658 at
 June 30, 1994 and $47,954 at September 30, 1993).       84,415       46,880
Mortgage-backed securities (market value $72,311
 at June 30, 1994 and $24,748 at September 30,
 1993)............................................       72,712       25,953
Loans receivable, net of allowance for loan losses
 of $8,370 at June 30, 1994 and $5,005 at
 September 30, 1993...............................      775,135      656,344
Accrued interest receivable.......................        5,156        4,380
Real estate acquired in settlement of loans and
 in-substance repossessed real estate, net........        3,932        5,471
Stock in Federal Home Loan Bank of Boston, at
 cost.............................................        6,535        5,949
Premises and equipment, net.......................        6,132        6,029
Prepaid expenses and other assets.................       29,005        3,905
                                                     ----------     --------
    Total assets..................................   $1,099,726     $792,468
                                                     ==========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits........................................   $  982,673     $706,214
  Federal Home Loan Bank advances.................       23,750       15,500
  Borrowed money..................................        7,892          752
  Advance payments by borrowers for taxes and
   insurance......................................        6,533        3,577
  Accrued expenses and other liabilities..........       14,233        6,018
                                                     ----------     --------
    Total liabilities.............................    1,035,081      732,061
Shareholders' Equity:
  Serial preferred stock, $.01 par value,
   2,000,000 shares authorized and unissued.......          --           --
  Common stock, $.01 par value, 8,000,000 shares
   authorized; 3,161,851 and 3,097,547 shares
   issued at June 30, 1994 and September 30, 1993,
   respectively, including 43,066 shares held in
   treasury.......................................           32           31
  Additional paid-in capital......................       34,415       33,562
  Retained earnings...............................       31,777       27,928
  Cost of common treasury stock...................         (362)        (362)
  Employee stock ownership plan stock.............         (542)        (752)
  Unrealized securities losses, net...............         (675)         --
                                                     ----------     --------
    Total shareholders' equity....................       64,645       60,407
                                                     ----------     --------
Commitments and contingencies.....................
    Total liabilities and shareholders' equity....   $1,099,726     $792,468
                                                     ==========     ========

                See Notes to Consolidated Financial Statements.

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)

                                     THREE MONTHS ENDED     NINE MONTHS ENDED
                                          JUNE 30,              JUNE 30,
                                    --------------------- ---------------------
                                       1994       1993       1994       1993
                                    ---------- ---------- ---------- ----------
                                    (dollars in thousands, except for per share
                                                       data)
Interest Income:
  Interest and fees on loans....... $   12,540 $   12,163 $   36,834 $   36,383
  Interest on mortgage-backed
   securities......................        628        459      1,357      1,420
  Interest on investment
   securities......................      1,164        941      2,530      3,113
  Dividends on investment
   securities......................        494        347      1,354      1,024
                                    ---------- ---------- ---------- ----------
    Total interest income..........     14,826     13,910     42,075     41,940
Interest Expense:
  Interest on deposits.............      6,649      6,716     19,277     21,228
  Interest on Federal Home Loan
   Bank advances...................        402        109        896        326
  Interest on borrowed money.......         34          4         36         13
                                    ---------- ---------- ---------- ----------
    Total interest expense.........      7,085      6,829     20,209     21,567
    Net interest income............      7,741      7,081     21,866     20,373
Provision for loan losses..........        300        529        900      1,179
                                    ---------- ---------- ---------- ----------
    Net interest income after
     provision for loan losses.....      7,441      6,552     20,966     19,194
Other income:
  Net gain on sale of investment
   securities......................        --           1        --         --
  Net gain on sale of loans........        --         --         120        --
  Customer service fee income......        546        421      1,343      1,247
  Other............................        269        204        786        561
                                    ---------- ---------- ---------- ----------
    Total other income.............        815        626      2,249      1,808
                                    ---------- ---------- ---------- ----------
                                         8,256      7,178     23,215     21,002
                                    ---------- ---------- ---------- ----------
Other expenses:
  Compensation, payroll taxes and
   benefits........................      2,094      1,840      6,391      5,464
  Office occupancy.................        535        482      1,529      1,379
  Advertising......................        138        109        425        400
  Provision for losses on real
   estate acquired in settlement of
   loans...........................         80         91        435        199
  Operation of real estate acquired
   in settlement of loans..........        159        158        597        532
  Federal insurance premium........        408        347      1,106      1,054
  Data processing expenses.........        322        265        874        809
  Other............................        750        637      2,138      2,206
                                    ---------- ---------- ---------- ----------
    Total other expenses...........      4,486      3,929     13,495     12,043
                                    ---------- ---------- ---------- ----------
    Income before income taxes and
     cumulative effect of
     accounting changes............      3,770      3,249      9,720      8,959
Income taxes.......................      1,608      1,618      4,078      4,235
                                    ---------- ---------- ---------- ----------
    Income before cumulative effect
     of accounting changes.........      2,162      1,631      5,642      4,724
Cumulative effect of accounting
 changes...........................        --         --          30        --
                                    ---------- ---------- ---------- ----------
    Net income..................... $    2,162 $    1,631 $    5,612 $    4,724
                                    ========== ========== ========== ==========
Net income per share before
 cumulative effect of accounting
 change............................ $     0.67 $     0.52 $     1.75 $     1.51
Cumulative effect of accounting
 change............................        --         --        0.01        --
Net income per share...............       0.67       0.52       1.74       1.51
Weighted-average shares
 outstanding.......................  3,239,679  3,145,049  3,219,244  3,122,846
Dividends per share................ $     0.19 $     0.15 $     0.57 $     0.46

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (Unaudited)

                                                                         NET     EMPLOYEE
                                                             COST OF  UNREALIZED   STOCK
                          COMMON STOCK  ADDITIONAL            COMMON   LOSS ON   OWNERSHIP
                          -------------  PAID-IN   RETAINED  STOCK IN   EQUITY     PLAN
                          SHARES AMOUNT  CAPITAL   EARNINGS  TREASURY SECURITIES   STOCK    TOTAL
                          ------ ------ ---------- --------  -------- ---------- --------- -------
                                     (dollars in thousands, except for per share data)
BALANCE AT SEPTEMBER 30,
 1992...................  2,731   $27    $27,640   $28,707    $(362)    $ --      $(1,008) $55,004
 Net income.............                             4,724                                   4,724
 Cash dividends
  declared, $0.63 per
  share.................                            (1,394)                                 (1,394)
 Reduction in debt
  related to Employee
  Stock Ownership Plan..                                                              194      194
 Exercise of stock
  options and other.....     52     1        499                                               500
 Payment for fractional
  shares................                      (1)                                               (1)
 Dividend reinvestment
  plan..................      9              132                                               132
                          -----   ---    -------   -------    -----     -----     -------  -------
BALANCE AT JUNE 30,
 1993...................  2,792   $28    $28,270   $32,037    $(362)    $ --      $  (814) $59,159
                          =====   ===    =======   =======    =====     =====     =======  =======
BALANCE AT SEPTEMBER 30,
 1993...................  3,097   $31    $33,562   $27,928    $(362)    $ --      $  (752) $60,407
 Net income.............                             5,612                                   5,612
 Cash dividends
  declared, $0.57 per
  share.................                            (1,763)                                 (1,763)
 Reduction in debt
  related to Employee
  Stock Ownership Plan..                                                              210      210
 Exercise of stock
  options and other.....     40     1        378                                               379
 Dividend reinvestment
  plan..................     25              475                                               475
 Increase in net
  unrealized loss on
  marketable equity
  securities............                                                 (675)                (675)
                          -----   ---    -------   -------    -----     -----     -------  -------
BALANCE AT JUNE 30,
 1994...................  3,162   $32    $34,415   $31,777    $(362)    $(675)    $  (542) $64,645
                          =====   ===    =======   =======    =====     =====     =======  =======

                 See Notes to Consolidated Financial Statements

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                  (Unaudited)

                                                           NINE MONTHS ENDED
                                                               JUNE 30,
                                                          --------------------
                                                            1994       1993
                                                          ---------  ---------
                                                              (dollars in
                                                              thousands)
OPERATING ACTIVITIES:
Net Income..............................................  $   5,612  $   4,724
Adjustments to reconcile net income to net cash provided
 by operating activities:
 Provision for loan losses..............................        900      1,179
 Provision for losses on real estate acquired in settle-
  ment for loans........................................        435        199
 Provision for depreciation and amortization............        419        415
 Accretion of discounts and fees on loans...............       (764)      (400)
 Amortization of premiums on loans......................          1          1
 Amortization of premiums (accretion of discounts) on
  mortgage-backed securities............................         (7)         7
 Amortization of premiums (accretion of discounts) on
  investments...........................................        110         73
 Amortization of core deposit intangibles...............        361        217
 Realized mortgage loan losses (gains), net.............       (120)       --
 Decrease (increase) in accrued interest receivable.....       (776)       216
 Increase (decrease) in accrued interest payable........        173        (84)
 Loan origination fees..................................        981        989
 Other, net.............................................     (3,538)     3,703
                                                          ---------  ---------
 Net Cash Provided by Operating Activities..............      3,787     11,239
INVESTING ACTIVITIES:
Proceeds from sales of investment securities available
 for sale...............................................      2,800        --
Proceeds from sales of investment securities prior to
 maturity...............................................          0      2,099
Proceeds from maturities of investment securities.......      8,000      5,750
Proceeds from amortization of investment securities.....     17,297     14,474
Purchases of securities available for sale..............     (4,800)       --
Purchases of investment securities......................    (38,685)    (1,932)
Principal payments on mortgage-backed securities........      8,902      2,995
Purchases of mortgage-backed securities.................     (7,135)       --
Principal payments on loans receivable..................    108,815     76,167
Loan originations.......................................   (164,068)  (147,839)
Proceeds from sales of loans............................     10,980        673
Proceeds from sales of real estate acquired in settle-
 ment of loans..........................................      2,187      2,600
Purchases of premises and equipment.....................       (522)      (476)
Increase in investment in Federal Home Loan Bank stock..       (586)    (1,610)
Due from FDIC...........................................    (10,371)       --
Acquisition of loans, investments and other assets......   (155,724)       --
                                                          ---------  ---------
 Net Cash Used by Investing Activities..................   (222,910)   (47,099)
FINANCING ACTIVITIES:
Net increase in Passbook, NOW and Money Market Accounts.     23,688     22,480
Net increase (decrease) in certificate accounts.........    (20,056)     1,226
Assumption of deposits and liabilities of acquired
 banks..................................................    275,986        --
Borrowings under Federal Home Loan Bank advances........     31,950        --
Principal payments under Federal Home Loan Bank advanc-
 es.....................................................    (23,700)       --
Net increase (decrease) in borrowed money...............      7,140     (1,012)
Net increase in advance payments by borrowers for taxes
 and insurance..........................................  $   2,956  $   2,574
Proceeds from exercise of stock options and dividends
 reinvested.............................................        853        631
Cash dividends..........................................     (1,763)    (1,393)
                                                          ---------  ---------
 Net Cash Provided by Financing Activities..............  $ 297,054  $  24,506
                                                          =========  =========
 Increase (decrease) in cash and cash equivalents.......  $  77,931  $ (11,354)
Cash and cash equivalents at beginning of period........     21,958     33,132
                                                          ---------  ---------
 Cash and cash equivalents at end of period.............  $  99,889  $  21,778
                                                          =========  =========
NON-CASH INVESTING ACTIVITIES:
Transfers of loans to foreclosed real estate............  $   1,760  $   2,736
                                                          =========  =========

                 See Notes to Consolidated Financial Statements

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

  The accompanying unaudited, consolidated financial statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All adjustments were of a normal recurring nature. The results of operations for the nine-month period ended June 30, 1994 are not necessarily indicative of the results which may be expected for the entire fiscal year.

2. PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of Eagle Financial Corp. ("Eagle Financial") and its wholly owned subsidiary, Eagle Federal Savings Bank ("Eagle Federal"), a federally-chartered savings bank.

3. ACQUISITION

  The Company acquired assets of $267 million and liabilities of The Bank of Hartford, Inc. from the Federal Deposit Insurance Corporation in an assisted transaction on June 10, 1994. The acquisition accounted for as a purchase transaction, increased the Company's assets to approximately $1.1 billion.

4. ACCOUNTING PRONOUNCEMENTS

  In February, 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 109 "Accounting for Income Taxes." This SFAS requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

  The Company adopted SFAS No. 109 as of October 1, 1993. The cumulative effect of this change in accounting for income taxes of $1,273,000 as of October 1, 1993 is reported as a cumulative effect of an accounting change in the statement of operations for the nine months ended June 30, 1994. Prior periods' financial statements have not been restated to apply the provisions of SFAS No. 109.

  At June 30, 1994, the Company has a net deferred tax asset of approximately $2.9 million. In order to fully realize the net deferred tax asset, the Company will need to either generate tax losses to carryback to recover taxes previously paid or generate future taxable income. Based upon the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the net deferred tax asset. However, there can be no specific assurance that the Company will generate any specific level of continuing earnings.

  The Company had taxable income, pre-tax book income and taxes paid for the periods presented as follows:

                                                           1993    1992    1991
                                                          ------- ------- ------
Taxable income........................................... $11,358 $10,600 $7,834
Pre-tax book income......................................  11,789  10,066  7,392
Federal taxes paid.......................................   3,934   3,614  2,671

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

  The primary differences between taxable income and pre-tax book income relates to the provisions for loan losses and charge-offs. The Company would expect these differences to continue in the future.

  For the nine months ended June 30, 1994, income tax expense attributable to income from continuing operations consists of:

                                                         CURRENT DEFERRED TOTAL
                                                         ------- -------- ------
                                                             (in thousands)
Federal................................................. $3,202   $(184)  $3,018
State...................................................  1,120     (60)   1,060
                                                         ------   -----   ------
                                                         $4,322   $(244)  $4,078
                                                         ======   =====   ======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1994 and October 1, 1993 are presented below: (In thousands)

                                                  JUNE 30, 1994 OCTOBER 1, 1993
                                                  ------------- ---------------
                                                         (in thousands)
Deferred tax assets:
  Deferred loan fees.............................    $  996         $  907
  Post retirement benefits.......................       938            891
  Deferred compensation..........................       249            190
  Loans receivable, primarily due to allowance
   for loan losses...............................     3,398          2,046
  Other miscellaneous............................                       76
                                                     ------         ------
    Total gross deferred assets..................     5,581          4,110
  Less valuation allowance.......................       --             --
                                                     ------         ------
    Net deferred tax asset.......................     5,581          4,110
                                                     ------         ------
Deferred tax liabilities:
  Premises and equipment primarily due to depre-
   ciation.......................................      (786)          (772)
  Tax discount on acquired loans.................    (1,912)          (714)
  Other miscellaneous............................       (14)
                                                     ------         ------
    Total gross deferred tax liabilities.........    (2,712)        (1,486)
                                                     ------         ------
    Net deferred tax asset.......................    $2,869         $2,624
                                                     ======         ======

  The valuation allowance for deferred tax assets as of June 30, 1994 was $0. There was no change in the allowance for the nine months ended June 30, 1994.

  The actual income tax expense for the nine months ended June 30, 1994 and June 30, 1993 differs from the expected income tax expense for the same periods (computed by applying the U.S., Federal statutory corporate tax rate of 35% and 34%, respectively) as follows:

                                                                1994     1993
                                                               -------  -------
                                                               (in thousands)
Expected income taxes on income taxes......................... $ 3,402  $ 3,046
State income taxes, net of Federal income tax benefit.........     700      788
Other, net....................................................     (24)     400
                                                               -------  -------
                                                               $ 4,078  $ 4,234
                                                               =======  =======

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--(CONCLUDED)
  Eagle Federal has not provided deferred income taxes for Eagle Federal's tax return reserve for bad debts that arose in tax years beginning before December 31, 1987 because it is not expected that this difference will reverse in the foreseeable future. The cumulative net amount of income tax temporary difference related to the reserve for bad debts for which deferred taxes have not been provided was approximately $8.9 million at June 30, 1994. If Eagle Federal does not meet the income tax requirements necessary to permit it to claim a percentage of taxable income loan loss deduction in the future, the Bank under certain circumstances could incur a tax liability for the previously deducted tax return loan loss in the year in which such requirements are not met. This potential liability for which no deferred income taxes have been provided was approximately $3.7 million as of June 30, 1994.

  On October 1, 1993, the Company also adopted SFAS No. 106, "Accounting for Post-retirement Benefits Other Than Pensions" ("SFAS 106"). SFAS 106 requires that the expected cost of post-retirement benefits be charged to expense during the period that the eligible employees render services. This accumulated post-retirement benefit obligation ("APBO") existing at time of adoption was approximately $2,194,000 before income taxes of $891,000. The $1,303,000 reduction in income net of taxes was recognized as a cumulative effect of a change in accounting method in the statement of operations for the nine months ended June 30, 1994.

  The Company provides health benefits for future retirees within certain limits and for current retirees. The Company does not have any assets specifically segregated for the payment of health benefits and funds the benefits through cash flows from operations.

The following is a summary of the obligation to provide health benefits at October 1, 1993:

Accumulated post-retirement benefit obligation related to active employees......................................................... $1,594,000
Accumulated post-retirement benefit related to retirees............    600,000
                                                                    ----------
    Total accumulated post-retirement benefit obligation and amount recognized in statement of condition.......................... $2,194,000
                                                                    ==========
Net periodic post-retirement benefit cost for the year ended Sep-
 tember 30, 1994 will be approximately:
  Service cost..................................................... $   89,000
  Interest in APBO.................................................    135,000
  Amortization of APBO (a).........................................    (28,000)
                                                                    ----------
    Total cost..................................................... $  196,000
                                                                    ==========

- --------
(a) Amortization to reflect changes in Eagle Financial post-retirement benefits plan made subsequent to October 1, 1993.

  The APBO was calculated using a discount rate of 7%. The APBO for the post-retirement medical benefits plan was determined using a health care cost trend assumption starting at 11% on October 1, 1993 and decreasing the health care cost trend assumption by 1% per year until reaching 5% and remaining at 5% thereafter. The APBO for the post-retirement medical benefits plan would increase by 8.3% on an annual basis and the combined service cost and interest cost would increase by 5.7% on an annual basis if the health care cost trend assumption were increased by 1% each year.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Eagle Federal Savings Bank:

  We have audited the accompanying statement of assets acquired and liabilities assumed by Eagle Federal Savings Bank, a federally-chartered savings bank and wholly-owned subsidiary of Eagle Financial Corporation, at June 10, 1994, related to the acquisition of certain assets and assumption of certain liabilities of The Bank of Hartford, Inc. by Eagle Federal Savings Bank. This statement is the responsibility of the management of Eagle Federal Savings Bank. Our responsibility is to express an opinion on the statement of assets acquired and liabilities assumed based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the statement of assets acquired and liabilities assumed is free of material misstatement. The audit of the statement of assets acquired and liabilities assumed included examining, on a test basis, evidence supporting the amounts and disclosures in the statement. The audit of the statement of assets acquired and liabilities assumed also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of such statement. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the statement referred to above presents fairly, in all material respects, the assets acquired and liabilities assumed by Eagle Federal Savings Bank related to the aforementioned acquisition at June 10, 1994, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Hartford, Connecticut
August 5, 1994

                           EAGLE FEDERAL SAVINGS BANK

              STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

                                 JUNE 10, 1994

                         ASSETS ACQUIRED
                         ---------------
                                                                  (In Thousands)
Cash and amounts due from banks (note 3).........................    $  4,933
Interest bearing deposits........................................      25,503
Investments and mortgage-backed securities (note 4)..............      72,667
Loans............................................................      80,776
Less allowance for loan losses...................................      (3,500)
                                                                     --------
  Loans, net (note 5)............................................      77,276
                                                                     --------
Due from the FDIC (note 6).......................................      82,001
Other assets (note 7)............................................      13,606
                                                                     --------
    Total assets acquired........................................    $275,986
                                                                     ========
                       LIABILITIES ASSUMED
                       -------------------
Deposits (note 8)................................................    $272,752
Advance payments by borrowers for taxes and insurance............       2,256
Other liabilities................................................         978
                                                                     --------
    Total liabilities assumed....................................    $275,986
                                                                     ========

See accompanying notes to statement of assets acquired and liabilities assumed.

                           EAGLE FEDERAL SAVINGS BANK

                     NOTES TO STATEMENTS OF ASSETS ACQUIRED
                            AND LIABILITIES ASSUMED

(1) ORGANIZATION AND BASIS OF PRESENTATION

  On June 10, 1994, Eagle Federal Savings Bank, a federally-chartered savings bank ("Eagle Federal" or the "Bank") and wholly-owned subsidiary of Eagle Financial Corporation (the "Corporation"), acquired certain assets and assumed all of the deposits and certain other liabilities of The Bank of Hartford, Inc., Hartford, Connecticut ("The Bank of Hartford") from the Federal Deposit Insurance Corporation ("FDIC") in an assisted transaction. The Bank and the Corporation have a fiscal year-end of September 30.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Basis of Financial Statement Presentation

  The statement of assets acquired and liabilities assumed has been prepared in conformity with generally accepted accounting principles and represents only those assets and liabilities of Eagle Federal Savings Bank relating to The Bank of Hartford acquisition. The financial information of The Bank of Hartford was developed based primarily upon the records of The Bank of Hartford and information supplied by the FDIC. Such financial information is subject to change upon resolution of certain settlement issues and completion of the customary FDIC settlement process which are to be completed within 270 days after June 10, 1994 as stipulated by the Purchase and Assumption Agreement.

  The transaction has been accounted for as a purchase, whereby the purchase price has been allocated to the assets acquired and liabilities assumed based on their respective fair values as of the date of acquisition. Such allocation has been based on preliminary estimates which may be revised at a later date based upon more complete information.

  (b) Loans

  Loans are stated at estimated fair value upon acquisition which is comprised of the principal amount outstanding plus a net premium. Interest income on loans is accrued based upon the principal amount outstanding. Interest income is not accrued on loans that are 90 days or more past due. The net premium on loans purchased is recognized in interest income over the lives of the loans using a method that approximates a level-yield method.

  (c) Allowance for Loan Losses

  The allowance for loan losses is established at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based upon an evaluation of the portfolio, past loan loss experience, current economic conditions, composition of the loan portfolio and other relevant factors.

  While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time.

  (d) Investment Securities and Mortgage-Backed Securities

  Investment securities and mortgage-backed securities are carried at cost (i.e., fair value on the date of acquisition). Premiums are amortized and discounts are accreted to income over the estimated life of the respective securities using methods which approximate the level-yield method.

                           EAGLE FEDERAL SAVINGS BANK

                     NOTES TO STATEMENTS OF ASSETS ACQUIRED
                      AND LIABILITIES ASSUMED--(CONTINUED)

  (e) Premises and Equipment

  Under the Purchase and Assumption Agreement with the FDIC, Eagle Federal has an exclusive option, for a period of 60 days after June 10, 1994 (the "Bank Closing"), to purchase any or all of The Bank of Hartford's owned bank premises at the price (the "AVR Price") set forth in the FDIC's asset valuation review (the "AVR") of The Bank of Hartford and to assume the leases for The Bank of Hartford's leased bank premises at prices in effect under existing lease agreements. Eagle Federal presently anticipates that it will exercise its option to purchase or lease all of The Bank of Hartford banking offices (excluding the operations center and one branch location). The AVR Price of The Bank of Hartford owned bank premises is $65,188. If Eagle Federal elects to purchase and lease The Bank of Hartford premises, Eagle Federal will be required to purchase the furniture, fixtures and equipment located on such premises at a price determined by appraisals obtained by the FDIC. Such appraisals are currently in process. Since Eagle Federal did not purchase The Bank of Hartford premises and equipment on June 10, 1994, these assets are not reflected in the accompanying statement of assets acquired and liabilities assumed.

  (f) Intangible Assets

  The excess of the purchase price over the fair value of the tangible net assets acquired has been allocated to mortgage servicing rights, core deposits and goodwill.

  The mortgage servicing rights is being amortized over the life of the related loans using a method that approximates the level-yield method. The core deposit intangible is being amortized on an accelerated method over a period of ten years. Goodwill is being amortized on a straight-line basis over a period of fifteen years.

(3) CASH AND AMOUNTS DUE FROM BANKS

  Eagle Federal is subject to requirements of the Federal Reserve to maintain certain average cash reserve balances related to certain deposits accounts assumed. At June 10, 1994, these reserves were appropriately maintained.

(4) INVESTMENTS AND MORTGAGE-BACKED SECURITIES

  Investments and mortgage-backed securities on June 10, 1994 are as follows:

                                                                  (in thousands)
   Debt securities:
     U.S. Treasury securities....................................    $ 2,316
     U.S. Government agencies and corporations...................      4,928
     Collateralized mortgage obligations.........................     16,024
     Municipal bond..............................................        880
                                                                     -------
       Total debt securities.....................................     24,148
                                                                     -------
   Mortgage-backed securities:
     Federal Home Loan Mortgage Corporation certificates.........     48,519
                                                                     -------
       Total investments and mortgage-backed securities..........    $72,667
                                                                     =======

                           EAGLE FEDERAL SAVINGS BANK

                     NOTES TO STATEMENTS OF ASSETS ACQUIRED
                      AND LIABILITIES ASSUMED--(CONTINUED)

  The accompanying financial statement has been prepared based upon management's estimated market values of the investment and mortgage-backed securities on June 10, 1994, which will be adjusted when third-party derived market values of these securities have been obtained by the FDIC.

  The maturity schedule of debt securities, excluding collateralized mortgage obligations, at June 10, 1994 is shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                  (in thousands)
   Debt securities:
     Due within one year.........................................    $ 1,003
     Due after one year through five years.......................      2,113
     Due after five years through ten years......................      4,480
     Due after ten years.........................................        528
     Collateralized mortgage obligations.........................     16,024
                                                                     -------
       Total.....................................................    $24,148
                                                                     =======

(5) LOANS

  Loans at June 10, 1994 consist of the following:

                                                                  (in thousands)
   Residential 1-4 family........................................    $59,990
   Consumer loans, including home equity loans...................     20,596
                                                                     -------
                                                                      80,586
   Net premium on loans acquired.................................        190
   Allowance for loan losses.....................................     (3,500)
                                                                     -------
       Total.....................................................    $77,276
                                                                     =======

  Of the residential 1-4 family loans presented above, approximately 58% are fixed rate and 42% are adjustable rate.

  Nonperforming loans, which consist of loans 90 days or more past due, are approximately $2.5 million on June 10, 1994.

(6) DUE FROM THE FDIC

  The amount due from the FDIC represents the excess of liabilities assumed over assets acquired in the acquisition, and the estimated amount due from the FDIC to adjust the investment and mortgage-backed securities to market value at June 10, 1994 and certain settlement items currently being discussed with the FDIC, less $8.7 million paid by Eagle Federal to the FDIC to purchase the assets and assume the liabilities.

  On June 13, 1994, Eagle Federal received $72.3 million from the FDIC as an initial payment.

                           EAGLE FEDERAL SAVINGS BANK

                     NOTES TO STATEMENTS OF ASSETS ACQUIRED
                      AND LIABILITIES ASSUMED--(CONTINUED)

(7) OTHER ASSETS

  Other assets at June 10, 1994 are as follows:

                                                                  (in thousands)
   Core deposit intangible.......................................    $ 2,381
   Goodwill......................................................      8,650
   Mortgage servicing rights.....................................        880
   Accrued interest..............................................      1,435
   Real estate acquired in settlement of loans...................        260
                                                                     -------
       Total.....................................................    $13,606
                                                                     =======

  A portion of the amount shown above for goodwill will be allocated as the purchase price adjustment to the fair value of bank premises to be acquired from the FDIC as part of the acquisition which is over and above the AVR Price (see Note 1(e)).

(8) DEPOSITS

  Deposits at June 10, 1994 consist of the following:

                                                                  (in thousands)
   Regular savings...............................................    $ 45,770
   NOW accounts..................................................      15,364
   Demand deposits...............................................       6,181
   Money market deposit accounts.................................      16,806
   Certificates of deposit.......................................     188,631
                                                                     --------
       Total deposits............................................    $272,752
                                                                     ========

  The aggregate amount of time deposits of $100,000 or more totaled $9,231,166 at June 10, 1994.

  The weighted average interest rates for deposits at June 10, 1994 was 3.84%. The Purchase and Assumption Agreement stipulates that Eagle Federal is to pay interest on assumed liabilities in accordance with the terms of the respective deposit agreements for a period of 14 days after assumption. After the 14 day period, the Bank reduced rates on certain deposit accounts. It is expected that deposit run-off will be funded by excess liquidity; primarily from the net amount due from the FDIC.

(9) COMMITMENTS AND CONCENTRATIONS OF CREDIT RISK

  At June 10, 1994, there were no mortgage commitments outstanding. Unused portions of home equity credit lines approximate $5,421,000 on June 10, 1994.

  The Loans acquired are primarily secured by real estate located in Connecticut.

(10) LITIGATION AND OTHER MATTERS

  The FDIC has agreed to indemnify Eagle Federal against certain costs, liabilities and expenses, including legal fees, incurred in connection with certain third party claims that may be brought against Eagle Federal based on liabilities of The Bank of Hartford that were not assumed by Eagle

                           EAGLE FEDERAL SAVINGS BANK

                     NOTES TO STATEMENTS OF ASSETS ACQUIRED
                      AND LIABILITIES ASSUMED--(CONCLUDED)

Federal under the Purchase and Assumption Agreement. Eagle Federal has agreed to indemnify the FDIC against certain costs, liabilities and expenses, including legal fees, incurred in connection with certain third party claims that may be brought against the FDIC based on liabilities of The Bank of Hartford that were assumed by Eagle Federal under the Purchase and Assumption Agreement.

(11) RECENT ACCOUNTING PRONOUNCEMENTS

  In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan. This statement requires that loans be impaired when it is probable that a creditor will be unable to collect all amounts (i.e., principal and interest) contractually due, and that the impairment be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. The statement also allows impairments to be measured based on the loan's market price or the fair value of the collateral if the loan is collateral dependent. The effective date for the statement is for fiscal years beginning after December 15, 1994. The Bank has not yet determined the timing or impact of adoption of this statement.

  In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Statement generally would require that debt and equity securities that have readily determinable fair values be carried at fair value unless they are classified as held to maturity. Securities would be classified as held to maturity and carried at amortized cost only if the reporting entity has a positive intent and ability to hold those securities to maturity. If not classified as held to maturity, such securities would be classified as trading securities or securities available for sale. Unrealized holding gains or losses for securities available for sale would be excluded from earnings and reported as a net amount in a separate component of shareholders' equity. The effective date for the statement is for fiscal years beginning after December 15, 1993. Based on the securities held by the Bank as of June 10, 1994 related to the acquired securities of The Bank of Hartford, the Bank does not believe that this statement will have a material effect on the classification of its securities upon adoption. The impact on the Bank's future financial position or results of operations will be based on the future fair values of its securities.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  No dealer, salesperson, or other person has been authorized to give any in-formation or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such in-formation and representations must not be relied upon as having been autho-rized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, or an offer to or solici-tation of any person in any jurisdiction where such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information contained herein since the respective dates as of which such information is given herein or the date hereof.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Map.......................................................................    3
The Company...............................................................    4
Certain Considerations....................................................    6
Use of Proceeds...........................................................    8
Market Prices and Dividends...............................................    8
Capitalization............................................................   10
Selected Financial and Other Data.........................................   11
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Management ...............................................................   37
Description of Capital Stock..............................................   39
Underwriting..............................................................   42
Legal Matters.............................................................   42
Experts...................................................................   42
Index to Consolidated Financial Statements................................  F-1


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                                800,000 Shares

                                    (LOGO)

                             EAGLE FINANCIAL CORP.

                                 Common Stock

                                ---------------

                                  PROSPECTUS
                                ---------------

                         KEEFE, BRUYETTE & WOODS, INC.

                               SEPTEMBER  , 1994


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following expenses are expected to be incurred in connection with the issuance and sale of the securities being registered:

          Securities and Exchange Commission
           registration fee...........................................  $  9,914
          NASD filing fee.............................................     3,376
          Nasdaq National Market listing fee..........................    17,500
          Printing expenses...........................................    50,000
          Legal fees..................................................   125,000
          Accounting fees.............................................    30,000
          Blue Sky legal fees and filing expenses.....................    15,000
          Transfer agent fees and expenses............................     2,500
          Miscellaneous expenses......................................    46,710
                                                                        --------
               Total..................................................  $300,000
                                                                        ========

Item 15.  Indemnification of Directors and Officers.

          Section 145 of the Delaware General Corporation Law sets forth certain circumstances under which directors, officers, employees and agents may be indemnified against liability that they may incur in their capacity as such.
Section 145 of the Delaware General Corporation Law, which is filed as Exhibit 99 to this Registration Statement, is incorporated herein by reference.

          Article Nine of the Company's Bylaws, entitled "Indemnification," provides for indemnification of the Company's directors, officers, employees and agents under certain circumstances. Article Nine of the Company's By-laws, which are filed as Exhibit 3 to this Registration Statement, is incorporated herein by reference.

Item 16.  Exhibits

          The following exhibits are filed herewith as part of this Registration Statement or incorporated herein by reference:

  Exhibit
    No.       Exhibit
  -------     -------

     1 Form of Underwriting Agreement between the Company and the Underwriter.

     3 By-laws of the Company, as amended to date (incorporated by reference from the Company's Current Report on Form 8-K, as filed with the SEC on November 12, 1993).

     4 Form of Common Stock Certificate (incorporated by reference from the Company's Registration Statement on Form S-4 (Reg. No. 33-21122) filed with the SEC on April 8, 1988).

     5 Opinion of Hogan & Hartson L.L.P. regarding legality of securities being registered.

   10.1 Eagle Financial Corp. Stock Option Plan (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1987, as filed with the SEC on December 22, 1987).

   10.2 BFS Bancorp, Inc. Stock Option Plan (incorporated by reference from the Company's Registration Statement on Form S-8 (Reg. No. 33-28403) filed with the SEC on April 28, 1989).

   10.3 Eagle Financial Corp. 1988 Stock Option Plan (incorporated by reference from the Company's definitive Proxy Statement dated December 21, 1988 for the 1989 Annual Meeting of Shareholders, as filed with the SEC on December 22, 1988).

   10.4 Employment Agreement dated April 1, 1994 among the Company, the Bank and Ralph T. Linsley.

   10.5 Consulting Agreement dated August 25, 1988 between the Company and Ralph T. Linsley (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1988, as filed with the SEC on December 29, 1988).

   10.6 Employment Agreement dated April 1, 1994 among the Company, the Bank and Robert J. Britton

   10.7 Employment Agreement dated April 1, 1994 among the Company, the Bank and Ercole J. Labadia.*

   10.8 Employment Agreement dated April 1, 1994 among the Company, the Bank and Mark J. Blum.*

   10.9 Employment Agreement dated April 1, 1994 among the Company, the Bank and Irene K. Hricko.*

   10.10 Employment Agreement dated April 1, 1994, among the Company, the Bank and Barbara S. Mills.*

   10.11 The Bank deferred compensation plan (incorporated by reference from Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-4 (No. 33-21122) filed with the SEC on May 17,
              1988).

   10.12 Deferred Compensation Plan for Non-Employee Directors (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1988, as filed with the SEC on December 29, 1988).

   10.13      Outside Directors Post Retirement Plan, dated July 26, 1994.*

   10.14 Guarantee and Pledge Agreement dated November 1, 1990 between the Company and Bank of Boston Connecticut (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1990, as filed with the SEC on December 28, 1990).

   10.15      Annual Incentive Compensation Plan.*

   10.16 Amendment to Employment Agreement dated July 26, 1994 among the Company, the Bank and Ralph T. Linsley.

   10.17 Amendment to Employment Agreement dated July 26, 1994 among the Company, the Bank and Robert J. Britton.

   23.1       Consent of Hogan & Hartson L.L.P. (included in Exhibit 5).

   23.2       Consent of KPMG Peat Marwick LLP

   23.3       Consent of Ernst & Young LLP

   24         Powers of Attorney

   99         Section 145 of the Delaware General Corporation Law.*

- --------------------
*Previously filed.


Item 17.  Undertakings

   The undersigned Registrant hereby undertakes:

   (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bristol, State of Connecticut, on the 12th day of September, 1994.

                                       EAGLE FINANCIAL CORP.

                                  By: /s/  Robert J. Britton
                                      ----------------------------------
                                      Robert J. Britton
                                      Executive Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 12th day of September, 1994.


        Signature                                   Title
        ---------                                   -----

/s/  Frank J. Pascale        *               Chairman of the Board
- ------------------------------
Frank J. Pascale

/s/  Ralph T. Linsley        *   President, Chief Executive Officer and Director
- ------------------------------            (principal executive officer)
Ralph T. Linsley

/s/  Mark J. Blum                   Vice President and Chief Financial Officer
- ------------------------------     (principal financial and accounting officer)
Mark J. Blum

/s/  Richard H. Alden        *                      Director
- ------------------------------
Richard H. Alden

/s/  Robert J. Britton                Executive Vice President and Director
- ------------------------------
Robert J. Britton


/s/  George T. Carpenter     *                      Director
- ------------------------------
George T. Carpenter

/s/  Theodore M. Donovan     *                      Director
- ------------------------------
Theodore M. Donovan

/s/  Steven E. Lasewicz, Jr. *                      Director
- ------------------------------
Steven E. Lasewicz, Jr.

/s/  Thomas V. LaPorta       *                      Director
- ------------------------------
Thomas V. LaPorta

/s/  John F. McCarthy        *                      Director
- ------------------------------
John F. McCarthy

/s/  Ernest J. Torizzo       *                      Director
- ------------------------------
Ernest J. Torizzo


*By /s/  Robert J. Britton
    --------------------------
      Robert J. Britton
      Attorney-in-fact

                                 EXHIBIT INDEX

                                                            Sequentially
                                                              Numbered
Exhibit No.                       Exhibit                       Page
- -----------                       -------                   ------------

    1           Form of Underwriting Agreement between
                the Company and the Underwriter.

    3           By-laws of the Company, as amended to
                date (incorporated by reference from
                the Company's Current Report on Form
                8-K, as filed with the SEC on November
                12, 1993).

    4           Form of Common Stock Certificate
                (incorporated by reference from the
                Company's Registration Statement on
                Form S-4 (Reg. No. 33-21122) filed with
                the SEC on April 8, 1988).

    5           Opinion of Hogan & Hartson L.L.P.
                regarding legality of securities being
                registered.

   10.1         Eagle Financial Corp. Stock Option Plan
                (incorporated by reference from the
                Company's Annual Report on Form 10-K
                for the year ended September 30, 1987,
                as filed with the SEC on December 22,
                1987).

   10.2         BFS Bancorp, Inc. Stock Option Plan
                (incorporated by reference from the
                Company's Registration Statement on
                Form S-8 (Reg. No. 33-28403) filed with
                the SEC on April 28, 1989).

   10.3         Eagle Financial Corp. 1988 Stock Option
                Plan (incorporated by reference from
                the Company's definitive Proxy
                Statement dated December 21, 1988 for
                the 1989 Annual Meeting of
                Shareholders, as filed with the SEC on
                December 22, 1988).

   10.4         Employment Agreement dated April 1,
                1994 among the Company, the Bank and
                Ralph T. Linsley.

   10.5         Consulting Agreement dated August 25,
                1988 between the Company and Ralph T.
                Linsley (incorporated by reference from
                the Company's Annual Report on Form
                10-K for the year ended September 30,
                1988, as filed with the SEC on December
                29, 1988).

   10.6         Employment Agreement dated April 1,
                1994 among the Company, the Bank and
                Robert J. Britton.

   10.7         Employment Agreement dated April 1,
                1994 among the Company, the Bank and
                Ercole J. Labadia.*

   10.8         Employment Agreement dated April 1,
                1994 among the Company, the Bank and
                Mark J. Blum.*

   10.9         Employment Agreement dated April 1,
                1994 among the Company, the Bank and
                Irene K. Hricko.*

   10.10        Employment Agreement dated April 1,
                1994, among the Company, the Bank and
                Barbara S. Mills.*

   10.11        The Bank deferred compensation plan
                (incorporated by reference from
                Pre-Effective Amendment No. 1 to the
                Company's Registration Statement on
                Form S-4 (No. 33-21122) filed with the
                SEC on May 17, 1988).

                                                            Sequentially
                                                              Numbered
Exhibit No.                       Exhibit                       Page
- -----------                       -------                   ------------

   10.12        Deferred Compensation Plan for
                Non-Employee Directors (incorporated by
                reference from the Company's Annual
                Report on Form 10-K for the year ended
                September 30, 1988, as filed with the
                SEC on December 29, 1988).

   10.13        Outside Directors Post Retirement Plan,
                dated July 26, 1994.*

   10.14        Guarantee and Pledge Agreement dated
                November 1, 1990 between the Company
                and Bank of Boston Connecticut
                (incorporated by reference from the
                Company's Annual Report on Form 10-K
                for the year ended September 30, 1990,
                as filed with the SEC on December 28,
                1990).

   10.15        Annual Incentive Plan.*

   10.16        Amendment to Employment Agreement dated
                July 26, 1994 among the Company, the
                Bank and Ralph T. Linsley.

   10.17        Amendment to Employment Agreement dated
                July 26, 1994 among the Company, the
                Bank and Robert J. Britton.

   23.1         Consent of Hogan & Hartson L.L.P.
                (included in Exhibit 5).

   23.2         Consent of KPMG Peat Marwick LLP

   23.3         Consent of Ernst & Young LLP

   24           Powers of Attorney

   99           Section 145 of the Delaware General
                Corporation Law.*

- -----------------
*Previously filed.